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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 21, 2007

HANOVER GOLD COMPANY, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	0-23022	11-2740461
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1017 Spokane, WA	99201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 462-0315**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 Entry Into A Material Definitive Agreements.

On December 21, 2007, we entered into an Asset Purchase Agreement with Rock Energy Partners L.P. ("REP"), a Delaware limited partnership which has been engaged in the exploration for oil and gas since April 2004. Pursuant to the terms of the agreement we will purchase substantially all of the assets of REP, in exchange for 434,997,993 shares of our common stock issued to REP. We also issued 29,972,136 shares to two consultants who assisted us in the transaction and paid a cash consulting fee of $625,000. Prior to the Asset Purchase, we had 35,029,071 shares of common stock outstanding. The closing of the asset purchase is presently scheduled for December 27, 2007.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits - Asset Purchase Agreement dated December 21, 2007 by and between Hanover Gold Company, Inc. and Rock Energy Partners L.P.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Purchase Agreement Dated December 21, 2007 between Hanover Gold Company, Inc. and Rock Energy Partners L.P. including schedules and exhibits thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANOVER GOLD COMPANY, INC.

        /s/ Terrence J. Dunne
By:_____
        Terrence J. Dunne, President

Date: December 21, 2007

Exhibit 10.1

ASSET PURCHASE AGREEMENT

by and between

HANOVER GOLD COMPANY, INC.,
as Buyer,

and

ROCK ENERGY PARTNERS L.P.,
as Seller

Dated: December 21, 2007

TABLE OF CONTENTS

SCHEDULES

Schedule 2.1(a)	Assets and Liabilities
Schedule 2.1(b)	Leases and Working Interests of REP
Schedule 4.1	Unit Holders of REP
Schedule 4.5	Material Contracts of REP

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT ("Agreement") dated December 21, 2007 (the "Effective Date") by and among Hanover Gold Company, Inc., a Delaware corporation ("Hanover"), and Rock Energy Partners L.P. ("REP"), a Delaware limited partnership.

RECITALS:

WHEREAS, REP is in the oil and gas exploration, development and drilling business (the "Business");

WHEREAS, except for the Excluded Assets (as defined below), REP desires to sell and transfer the Assets (as defined below) of REP to Hanover, and Hanover desires to purchase the Assets from REP, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

Article I. Definitions

1.1 Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

"Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person and (ii) any 5% stockholder or member of such Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreement" means this Agreement and includes all of the schedules annexed hereto.

"Allocation" has the meaning set forth in Section 3.3.

"Assets" has the meaning set forth in Section 2.1, and further described on Schedules 2.1(a) and 2.1(b).

"Assignments" means assignments of all oil and gas leases, drilling contracts and any other assignments, transfers or conveyances required to transfer the Assets of REP to Hanover.

"Assumed Liabilities" has the meaning set forth in Section 2.3.

"Business" has the meaning set forth in the recitals to this Agreement.

"Closing" means the closing of the purchase and sale of the Assets contemplated by this Agreement.

"Closing Date" means the date of Closing as agreed upon by Hanover and REP.

"Code" means the Internal Revenue Code of 1986, as amended.

"Effective Date" means the date hereof.

"Encumbrance" means any lien, charge, security interest, mortgage, pledge or other encumbrance of any nature whatsoever.

"Excluded Assets" There are no excluded assets under the terms of this Agreement.

"Excluded Liabilities" means any liabilities and obligations of REP not assumed by Hanover under the Agreement.

"Financial Statements" means the audited and unaudited financial statements of REP and Hanover, as the case may be, including balance sheets, statements of operations, statements of stockholders' equity, statements of cash flow and footnotes, all in the form required by generally accepted accounting principles ("GAAP").

"Hanover Common Stock" is the common stock of Hanover and has the meaning set forth in Section 3.1.

"Losses" means any and all out-of-pocket damages, costs, liabilities, losses (including consequential losses), judgments, penalties, fines, expenses or other costs, including reasonable attorney's fees.

"Material Adverse Effect" means a material adverse effect on either (i) the assets, operations, personnel, condition (financial or otherwise) or prospects of REP, taken as a whole, or (ii) any of REP's or Hanover's (as applicable) ability to consummate the transactions contemplated hereby.

"Person" means any individual, partnership, limited liability company, limited liability partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization, governmental entity (or any department, agency or political subdivision thereof) or any other type of legal entity.

"Purchase Price" has the meaning set forth in Section 3.1.

"Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital gain, intangible, environmental (pursuant to Section 59A of the Code or otherwise), custom duties, capital stock, franchise, employee's income withholding, foreign withholding, social security (or its equivalent), unemployment, disability, real property, personal property, sales, use, transfer, value added, registration, alternative or add-on minimum, estimated or other tax, including any interest, penalties or additions to tax in respect of the foregoing, whether disputed or not, and any

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obligation to indemnify, assume or succeed to the liability of any other Person in respect of the foregoing.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Article II. Purchase and Sale

2.1   Purchase and Sale. Subject to Section 2.2, REP agrees to sell, transfer, assign, convey and deliver to Hanover, and Hanover agrees to purchase from REP all of the Assets of REP of whatever kind and nature, whether real or personal, except the Excluded Assets. All such Assets, excluding oil and gas interests and working interests, are set forth and described on Schedule 2.1(a) attached hereto and incorporated by this reference and all oil and gas leases and the SMP working interest are attached hereto as Schedule 2.1(b) (collectively, the "Assets"), free and clear of all Encumbrances. The Assets include, but are not limited to, an aggregate of 100% oil and gas leases covering REP's interests in its Garwood Project in Colorado County, Texas, its Ala Blanca Project in Starr County, Texas and its 3.326% interest and options to purchase an additional 16.674% aggregate working interests in certain Santa Barbara County, California oil and gas leases held by Santa Maria Pacific, LLC ("SMP"). Subsequent to the Closing and the issuance of the shares in accordance with this Asset Purchase Agreement, the parties agree that the newly composed Board of Directors of Hanover shall, in a timely manner, propose and recommend to the shareholders of Hanover a reverse stock split no greater than one for eight (1 for 8) which stock split will result in a reduction of the total issued and outstanding shares of the company and in further consideration for said Asset sale, Rocky V. Emery, in his individual capacity and as Chief Executive Officer of 4 R Oil and Gas, does hereby agree to vote his shares of Hanover and any additional shares he may control as an Officer or Director of any entity in favor of the above-referenced stock split.



Rocky V. Emery, individually

ROCK ENERGY PARTNERS L.P.



By:_____
Rocky V. Emery, Chief Executive Officer
Of 4 R Oil and Gas, the General Partner of
Rock Energy Partners L.P.

2.2   Excluded Assets. REP is selling and Hanover is purchasing or assuming all of the Assets of REP, and Hanover will have all right, title, and interest with respect to all the Assets.

2.3   Assumed Liabilities.   Hanover will assume all liabilities of REP, known contingent or matured as set forth in Schedule 2.3.

Article III. Purchase Price

3.1   Purchase Price. In consideration of the sale and transfer of the Assets and the assumption of Liabilities as set forth in Schedule 2.3, on the Closing Date, Hanover shall issue to REP an aggregate of 434,998,793 shares of newly-issued, restricted common stock, $.0001 par value, of Hanover ("Hanover Common Stock"). Hanover shall also issue to each of Weston Capital Quest Corporation, or its assigns, and Source Capital Group, or its assigns, consulting fees of 14,986,068 shares of Hanover Common Stock.

3.2   Closing. The Closing shall take place on the Closing Date at the offices of Hanover, or at such other place or at such other time as Hanover and REP shall agree. The parties agree that in the event they do not meet physically to close this transaction that faxed, scanned and couriered executed documents shall be acceptable to close this transaction. On the Closing Date, and before the stock issuances set forth in Section 3.1 above, Hanover shall have 35,029,071 shares of its common stock outstanding.

3.3   Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets in the manner set forth in Schedule 3.3 in accordance with Section 1060 of the Code (the "Allocation"). Hanover and REP agree that the Allocation shall be used by them for all purposes including Tax, reimbursement and other purposes. Hanover and REP agree that they will report the transaction completed pursuant to this Agreement in accordance with the Allocation, including reporting on IRS Form 8594, and that no such party will take a position inconsistent with the Allocation.

3.4   Further Assurances. From time to time after the Closing, the parties agree to cooperate and to execute and deliver such instruments of sale, transfer, conveyance, assignment and delivery, and such consents, assurances, powers of attorney and other instruments as may be reasonably requested by one or more of the other parties or its counsel in order to vest in Hanover all right, title and interest of REP in and to the Assets and otherwise in order to carry out the purpose and intent of this Agreement.

3.5   Restrictions on Sale of Hanover Common Stock. The following shareholders of Hanover will execute lock up agreements covering all of their Hanover Common Stock. The lock up will prohibit the holders from selling any of their shares of Hanover Common Stock for three months following the Closing Date. Thereafter, sales shall be limited to 5%, 10%, and 20% of the holder' shares for each of the three succeeding three month periods, respectively. Thereafter, there shall be no further restrictions on resales.

Terrence J. Dunne	President, Chief Financial Officer and Director
Paul E. Fredericks	Vice President and Director
Daniel McKinney	Secretary and Director
Hobart Teneff	Director

Article IV. Representations and Warranties of REP

As a material inducement to Hanover to enter into this Agreement and to consummate the transactions contemplated hereby, REP represents and warrants to Hanover as follows:

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4.1   Organization, Qualification and Authority.   REP is a limited partnership duly organized and validly existing under the laws of the State of Delaware, and is in good standing and duly qualified to do business as a limited partnership in all jurisdictions where the operation of its respective business or the ownership of its respective properties make such qualification necessary. REP has full power and authority to own, lease and operate its facilities and assets as presently owned, leased and operated, and to carry on its business as now being conducted. REP owns no capital stock, security, interest or other right, or any option or warrant convertible into the same, of any Person. There are approximately 200 limited partnership interest holders of REP as of the date hereof. 4 R Oil and Gas, LLC is the general partner of REP. REP has the full right, power and authority to execute, deliver and carry out the terms of this Agreement and all documents and agreements necessary to give effect to the provisions of this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and consummation of this Agreement, and all other agreements and documents executed in connection herewith by REP, have been duly authorized by all necessary action on the part of REP. No other action, consent or approval on the part of REP or any other Person or entity is necessary to authorize REP's due and valid execution, delivery and consummation of this Agreement and all other agreements and documents executed in connection herewith. This Agreement and all other agreements and documents executed in connection herewith by REP, upon due execution and delivery thereof, shall constitute the valid and binding obligations of REP, enforceable in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general principles of equity.

4.2   No Violations.   The execution and delivery of this Agreement and the performance by REP of its obligations hereunder, to the best knowledge of REP (i) do not and will not conflict with or violate any provision of REP's limited partnership agreement, or similar organizational documents of REP, and (ii) do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Encumbrance upon the capital stock or assets of REP pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative, arbitration or governmental body or other third party pursuant to, any law, statute, rule or regulation or any contract, judgment or decree to which REP is subject or by which any of its assets are bound.

4.3   Real Property.   REP does not own real property. All mineral leases and working interest agreements of REP are included in Schedule 2.1(b).   .

4.4   Personal Property.   REP has good and marketable title to the Assets free and clear of all Encumbrances.

4.5   Contracts.   Schedule 4.5 contains a list of all of REP's material contracts excluding oil and gas leases and working interest agreements.

4.6   Litigation.   REP has not received notice of any violation of any law, rule, regulation, ordinance or order of any court or federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, legislation and regulations applicable to environmental protection, civil rights, public health and safety and occupational health). There are no lawsuits, proceedings, actions, arbitrations, governmental investigations, claims, inquiries or proceedings pending or, to REP's knowledge, threatened involving REP or any of the Assets or the Business, and no reasonable basis exists for the bringing of any such claim.

4.7   Broker's or Finder's Fee. REP has not employed nor is it liable for the payment of any fee to, any finder, broker, consultant or similar person in connection with the transactions contemplated under this Agreement, except as set forth in Section 9.13, below.

4.8   Insurance. REP has in effect and have continuously maintained insurance coverage for all of its operations, personnel and assets, and for the Assets and the Business. REP is not in default or breach with respect to any provision contained in any such insurance policies, nor has REP failed to give any notice or to present any claim thereunder in due and timely fashion.

4.9   Tax Returns; Taxes. REP has filed or will timely file all federal, state and local Tax Returns and Tax reports required by such authorities to be filed through December 31, 2006. REP has paid all Taxes, assessments, governmental charges, penalties, interest and fines due or claimed to be due by any federal, state or local authority through the Closing Date. There is no pending Tax examination or audit of, nor any action, suit, investigation or claim asserted or, to REP's knowledge, threatened against REP by any federal, state or local authority; and REP has not been granted any extension of the limitation period applicable to any Tax claims. All Taxes, assessments, governmental charges, penalties, interest and fines due or claimed to be due by any federal, state or local authority prior to or after the Closing Date by REP shall be the responsibility of REP and shall be paid by REP.

4.10   Affiliate Interests. REP is not a party to any transaction with any Person or Affiliate that establishes any right or interest in any of the Assets.

4.11   No Omissions or Misstatements. None of the information included in this Agreement and schedules hereto, or other documents furnished or to be furnished by REP, or any of its representatives, contains any untrue statement of a material fact or is misleading in any material respect or omits to state any material fact necessary in order to make any of the statements herein or therein not misleading in light of the circumstances in which they were made. Copies of all documents referred to in any schedule hereto have been delivered or made available to Hanover and constitute true, correct and complete copies thereof and include all amendments, schedules, appendices, supplements or modifications thereto or waivers thereunder.

4.12   Financial Statements. REP has provided its audited financial statements for the years ended December 31, 2005 and 2006 and its unaudited statements for the nine months ended September 30, 2006 and 2007 ("REP Financial Statements") as a part of the Hanover Form 8-K ("Form 8-K") to be filed with the SEC within four days from the Closing Date. The Form 8-K is incorporated herein by this reference. The REP Financial Statements have been prepared in accordance with generally accepted accounting principles and practices consistently followed by REP throughout the periods indicated, and fairly present the financial position of REP as of the date of the balance sheets included in the REP Financial Statements and the results of operations for the periods indicated. There are no material omissions or non-disclosures in the REP Financial Statements.

4.13   Absence of Changes. Since September 30, 2007, there has not been any change in the financial condition or operations of REP, except for changes in the ordinary course of business, which changes have not in the aggregate has a Material Adverse Effect upon the Business or operations of REP.

4.14   Absence of Undisclosed Liabilities. As of the date hereof and the Closing Date, each of REP did not and will not have any material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected in its September 30, 2007 financial statements.

4.15   Trade Names and Rights. REP holds all necessary trademarks, service marks, trade names, copyrights, patents and proprietary information and other rights necessary or material to its business as now conducted or proposed to be conducted.

4.16   Compliance with Laws. REP has complied with, and is not in violation of, applicable federal, state or local statutes, laws and regulations affecting its properties and the operation of its business where the failure to comply or any violation would have a Material Adverse Effect on it.

4.17   Authority. REP has full power and authority to execute, deliver and perform this Agreement, and this Agreement is a legal, valid and binding obligation of REP and is enforceable in accordance with its terms and conditions. REP has obtained or will obtain the approval of this Agreement by its limited partnership interest holders prior to Closing.

4.18   Full Disclosure. None of the representations and warranties made by REP herein or in any exhibit, certificate, schedule or memorandum furnished or to be furnished by REP, or on its behalf, contains or will contain any untrue statement of material fact or omit any material fact the omission of which would be misleading.

Article V. Representations and Warranties of Hanover

Hanover represents and warrants to REP that:

5.1   Organization. Hanover is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has all necessary corporate powers to carry on its business, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification.

5.2   Capital. The authorized capital stock of Hanover currently consists of 500,000,000 shares of $.0001 par value common stock, of which 35,029,071 shares of common stock are issued and outstanding, and 10,000,000 shares of $.001 par value preferred stock, none of which are outstanding. There shall be 35,029,071shares of common stock outstanding on the Closing Date. All of Hanover's outstanding securities are duly and validly issued, fully paid and non-assessable. There are no outstanding subscriptions, rights, warrants, debentures, instruments, convertible securities or other agreements or commitments obligating Hanover to issue any additional shares of its capital stock of any class. There is outstanding 150,000 options at an exercise price of $0.125 which expire on June 1, 2009.

5.3   Subsidiaries. Hanover does not have any subsidiaries or own any interest in any other enterprise.

5.4   Directors and Officers. The officers and directors of Hanover are as follows:

Terrence J. Dunne   President, Chief Financial Officer and Director
Paul E. Fredericks   Vice President and Director
Daniel McKinney   Secretary and Director
Hobart Teneff   Director

5.5   Financial Statements. Hanover has filed a Form 10-KSB for the years ended December 31, 2005 and 2006 and the a Form 10-QSB for the nine months ended September 30, 2006 and 2007 (the financial statements contained therein are referred to as the "Hanover Financial Statements"). The Hanover Financial Statements have been prepared in accordance with generally accepted accounting principles and practices consistently followed by Hanover throughout the periods indicated, and fairly present the financial position of Hanover as of the date of the balance sheets included in the Hanover Financial Statements and the results of operations for the periods indicated. There are no material omissions or non-disclosures in the Hanover Financial Statements.

5.6   Absence of Changes. Since September 30, 2007, there has not been any material change in the financial condition or operations of Hanover, except as contemplated by this Agreement.

5.7   Absence of Undisclosed Liabilities. As of September 30, 2007, Hanover did not have any material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected in the Hanover Financial Statements.

5.8   Tax Returns. Within the times and in the manner prescribed by law, Hanover has filed all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable.

5.9   Investigation of Financial Condition. Without in any manner reducing or otherwise mitigating the representations contained herein, REP, its legal counsel and accountants shall have the opportunity to meet with Hanover's accountants and attorneys to discuss the financial condition of Hanover. Hanover shall make available to REP all books and records of Hanover.

5.10   Intellectual Property Rights. Hanover does not have any patents, trademarks, service marks, trade names, copyrights or other intellectual property rights.

5.11   Compliance with Laws. Hanover has complied with, and is not in violation of, applicable federal, state or local statutes, laws or regulations including federal and state securities laws.

5.12   Litigation. Hanover is not a defendant in any suit, action, arbitration, or legal, administrative or other proceeding, or governmental investigation which is pending or, to the best knowledge of Hanover, threatened against or affecting Hanover or its business, assets or financial condition. Hanover is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it. Hanover is not engaged in any material litigation to recover monies due to it.

5.13   Authority. The Board of Directors of Hanover has authorized the execution of this Agreement and the transactions contemplated herein, and Hanover has full power and authority to execute, deliver and perform this Agreement, and this Agreement is the legal, valid and binding obligation of Hanover, and is enforceable in accordance with its terms and conditions.

5.14   Ability to Carry Out Obligations. The execution and delivery of this Agreement by Hanover and the performance by Hanover of its obligations hereunder will not cause, constitute or conflict with or result in (a) any breach or violation of any of the provisions of or constitute a default under any license, indenture, mortgage, instrument, article of incorporation, bylaw or other agreement or instrument to which Hanover is a party, or by which it may be bound, nor will any consents or authorization of any party other than those hereto be required, (b) an event that would permit any party to any agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of Hanover, or (c) an event that would result in the creation or imposition of any lien, charge or encumbrance on any asset of Hanover.

5.15   Full Disclosure. None of the representations and warranties made by Hanover herein, or in any exhibit, certificate or memorandum furnished or to be furnished by Hanover or on its behalf, contains or will contain any untrue statement of material fact or omit any material fact the omission of which would be misleading.

5.16   Assets. On the Closing Date, Hanover shall have approximately $600,000 cash and no other assets or liabilities.

5.17   Material Contracts. Hanover has no material contracts.

5.18   Trading Status. Hanover's common stock is listed for quotation on the Electronic Bulletin Board.

Article VI. Conditions to Closing

6.1   Conditions to Closing. The following conditions must be satisfied by REP prior to Closing:

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(a)   REP shall provide full and complete audited financial statements pursuant to GAAP for the calendar years ended December 31, 2005 and 2006 and unaudited financial statements for the nine month periods ended September 30, 2006 and 2007.

(b)   The Agreement shall have been approved by the limited partner interest holders of REP and by the Board of Directors of Hanover.

6.2   Closing Date. The Closing Date shall be on or before _Dec 27_, 2007.

Article VII. Indemnification

7.1   Indemnification.

(a)   By REP. REP shall indemnify and hold harmless Hanover, and its officers, directors, shareholders, employees, Affiliates and agents, at all times from and after the Closing Date, against and in respect of Losses arising from: (i) any breach of any of the representations or warranties made by REP in this Agreement (without regard to any materiality qualification contained in any such representation or warranty); (ii) any breach of the covenants and agreements made by REP in this Agreement or any exhibit hereto delivered by REP in connection with the Closing; (iii) any Excluded Liabilities; (iv) any Excluded Assets; and (v) any failure to comply with bulk sales laws or similar laws.

(b)   By Hanover. Hanover shall indemnify and hold harmless REP and its interest holders, Affiliates and agents at all times from and after the Closing Date against and in respect of Losses arising from or relating to: (i) any breach of any of the representations or warranties made by Hanover in this Agreement (without regard to any materiality qualification contained in any such representation or warranty); (ii) any breach of the covenants and agreements made by Hanover in this Agreement or any exhibit hereto delivered by Hanover in connection with the Closing; and (iii) the ownership of the Assets and operation of the Business after the Closing Date.

(c)   Limitation. Notwithstanding anything else contained herein to the contrary, any claim for indemnification by a party under this Agreement must be made within the applicable statute of limitations period following the Closing Date.

Article VIII. Covenants Surviving the Closing

The following covenant will survive the Closing:

8.1   Officers and Directors. On the Closing Date, the four directors of Hanover shall elect four additional directors selected by REP to Hanover's Board of Directors.

Article IX. Miscellaneous

9.1   Publicity. No press release or other public announcement concerning this Agreement or the transactions contemplated hereby shall be made without the written approval of REP and Hanover.

9.2   Entire Agreement. This Agreement and the schedules delivered in connection herewith constitute the entire agreement of the parties with respect to the subject matter hereof, and supercedes all other agreements between the parties. The representations, warranties, covenants and agreements set forth in this Agreement and in the schedules delivered pursuant hereto constitute all the representations, warranties, covenants and agreements of the parties hereto and upon which the parties have relied, and except as specifically provided herein, no change, modification, amendment, addition or termination of this Agreement or any part thereof shall be valid unless in writing and signed by or on behalf of the party to be charged therewith.

9.3   Notices. Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if (i) hand delivered, (ii) sent by a nationally recognized overnight courier for next business day delivery or (iii) sent by telephone facsimile transmission (with prompt oral confirmation of receipt) as follows:

If to Hanover:

>   Hanover Gold Company, Inc.
>   601 West Main Ave., Suite 1017
>   Spokane, WA 99201
>   Attention: Terrence J. Dunne, President

If to REP:

>   Rock Energy Partners L.P.
>   10375 Richmond
>   Houston, TX 77042
>   Attention: Rocky V. Emery, President of 4 R Oil and Gas, LLC,
>   the General Partner of REP

or at such other address as any party may specify by notice given to the other party in accordance with this Section 9.3. The date of giving of any such notice shall be the date of hand delivery, the business day sent by telephone facsimile, and the day after delivery to the overnight courier service.

9.4   Non-Assignable Assets. Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an agreement to transfer, sublease or assign any Contract if any such attempted transfer, sublease or assignment without the consent of any third party would constitute a breach thereof or would in any way materially and adversely affect the rights of Hanover or the obligations of REP thereunder following the Closing. REP shall use commercially reasonable efforts to obtain the consent of any third party or parties to such transfer, sublease or assignment in all cases in which such consent is required. If any such consent is not obtained, or if an attempted assignment would be ineffective or would materially and adversely affect the rights of Hanover thereunder, REP, to the extent practicable, shall perform such agreement for the account of Hanover to the extent permitted under the terms thereof or otherwise cooperate with Hanover, at REP's expense, in any reasonable arrangement necessary or desirable to provide for Hanover or its designees the benefits of any such agreement for a reasonable period of time following the Closing, including without limitation attempting to continue to obtain the consent of the applicable third party enforcement for the benefit of Hanover of any and all rights of REP against the other party thereto arising out of the breach, termination or cancellation of such agreement by such other party or otherwise.

9.5   Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended and the terms hereof may be waived only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance.

9.6   Survival. The representations, warranties and covenants contained in Articles IV, V and VIII of this Agreement shall survive the Closing.

9.7   Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.8   Governing Law; Severability. This Agreement shall be governed by, and construed in accordance with the internal Laws of the State of Delaware, without reference to the choice of law or conflicts of law principles thereof. The parties hereby irrevocably (a) submit themselves to the non-exclusive jurisdiction of the Delaware state and federal courts and (b) waive the right and hereby agree not to assert by way of motion, as a defense or otherwise in any action, suit or other legal proceeding brought in any such court, any claim that it, he or she is not subject to the jurisdiction of such court, that such action, suit or proceeding is brought in an inconvenient forum or that the venue of such action, suit or proceeding is improper. Each party irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in a manner permitted by the notice provisions of Section 9.3. Each party hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this agreement or the actions of such party in the negotiation, administration, performance and enforcement hereof.

9.9   Assignment. This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective heirs, administrators, successors and permitted assigns. Neither this Agreement nor any rights or obligations hereunder shall be assignable by either party.

9.10   Negotiated Agreement. The parties hereby acknowledge that the terms and language of this Agreement were the result of negotiations among the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any particular party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

9.11   Expenses; Taxes. Each of Hanover and REP shall bear all of their own expenses in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including without limitation all fees and expenses of its agents, representatives, counsel and accountants. Any sales, transfer or similar taxes owing from the transfer of Assets shall be paid by REP.

9.12   Headings. The headings contained in this Agreement have been inserted for convenience of reference only and shall in no way restrict or modify any of the terms or provisions hereof.

9.13 Consulting Fees. The parties acknowledge that Weston Capital Quest Corporation ("WCQ") and Source Capital Group ("SCG") are each entitled to consulting fees of 14,986,068 shares of Hanover common stock each. WCQ is also entitled to a cash fee pursuant to its agreement with REP in the amount of $625,000. Such agreements are attached as exhibits to the Form 8-K incorporated herein by this reference.

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first set forth above.

HANOVER GOLD COMPANY, INC.

By: Terrence J. Dunne
Terrence J. Dunne, President



ROCK ENERGY PARTNERS L.P.

By: ______________________
Rocky V. Emery, Chief Executive Officer
of 4 R Oil and Gas, the General Partner
of Rock Energy Partners L.P.

9.13 <u>Consulting Fees</u>.   The parties acknowledge that Weston Capital Quest Corporation ("WCQ") and Source Capital Group ("SCG") are each entitled to consulting fees of 14,986,068 shares of Hanover common stock each. WCQ is also entitled to a cash fee pursuant to its agreement with REP in the amount of $625,000. Such agreements are attached as exhibits to the Form 8-K incorporated herein by this reference.

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first set forth above.

HANOVER GOLD COMPANY, INC.

By: _____
Terrence J. Dunne, President

ROCK ENERGY PARTNERS L.P.



By: _____
Rocky V. Emery, Chief Executive Officer
of 4 R Oil and Gas, the General Partner
of Rock Energy Partners L.P.

Schedule 2.1(a)

Assets

Attached

Assets of REP and REPO
As of 11/30/07

	REP	REPO	TOTAL	
Cash	$ 1,210,355.01	$ 8,112.74	$ 1,218,467.75	
Prepaid insurance				
Officer & Director		4,000.00	4,000.00	Runs through Jan. 31,
Other		677.16	677.16	Runs through Dec. 31,
Drilling bond-Garwood		25,000.00	25,000.00	
Gulf Coast Geological Library deposit		1,000.00	1,000.00	
Escrowed funds for deal	575,000.00		575,000.00	
Accounts receivable-trade		???	-	Have not received stat
Accounts receivable-4R	22,904.23		22,904.23	Will settle up in Dec.
Office furniture & Equipment,net	2,785.70	7,227.74	10,013.44	
Oil & Gas properties				
Pintail #1 well		1,198,695.97	1,198,695.97	
Pintail Flats #1 well		8,337,601.45	8,337,601.45	
Kalina re-entry		46,720.32	46,720.32	
Garwood leases		652,679.07	652,679.07	
Ala Blanca leases		862,328.48	862,328.48	
Orcutt		3,490,000.00	3,490,000.00	
Total O&G properties-gross		14,588,025.29	14,588,025.29	
Accumulated depletion		to be calculated when November sales are available		
Total assets @11/30/07	$ 1,811,044.94	#VALUE!		
Liabilities				
Accounts payable-trade		18,069.39	18,069.39	Does not include Nov.
Revenue payable		TBD	-	
Production taxes payable		TBD	-	
Accrued interest		TBD	-	
Note Payable-Castletop		6,535,600.00	6,535,600.00	
Note Payable-D.Erwin		1,894,400.00	1,894,400.00	
Note Payable-T. Mann		400,000.00	400,000.00	
			-	
Asset Retirement Obligation		125,538.74	125,538.74	

4R Oil & Gas LLC
Assets and Liabilities
11/30/2007

Cash in bank		$ 1,963.28	Will be what it is once everything else is settle
Prepaid insurance policy		3,279.72	Will be amortized fully by 12/31/07
Investment in REP & REPO		11.00	
Deposits	BMS/Carolina Partners	38,207.54	Should assign to new company with lease
	Cypress Communications	2,336.10	Should transfer/assign phone system lease
Total deposits		40,543.64	
Furniture & fixtures, net of depreciation		17,199.96	Office furniture and equipment purchased in 4
Total assets		$ 62,997.60	

Liabilities

Accounts payable, trade	11,618.40	
Accounts payable-REP	22,904.23	Advances to 4R for payment of December G&
Accrued rent payable	80,941.78	Will transfer with assignment of lease to RER
Rent deposit-Volant	14,257.75	Should transfer with assignment of lease and
	$ 129,722.16	

Schedule 2.1(b)

Leases and Working Interests of REP

Attached

Schedule 2.1(b)
Leases and Working Interests of REP

Starr County, Texas		RER WI

LESSOR:	The Grand Royal Arch Chapter of Texas, a Texas non-profit corporation, for its Home for Aged Masons	
LESSEE:	Rock Energy Partners	
DATE:	11/12/2004 - lease extendeed for one year to 11/12/2008	100%
RECORDING:	Volume 1032, Page 458 (by Memorandum)	
ACREAGE:	56.09	
LESSOR:	The Frost National Bank, Trustee for Account No. F5183500	
LESSEE:	Rock Energy Partners	
DATE:	11/12/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 460 (by Memorandum)	
ACREAGE:	707.82	
LESSOR:	Charles F. Doornbos, Trustee of the Charles F. Doornbos Revocable Trust U/T/A dated 8/1/90	
LESSEE:	Rock Energy Partners	
DATE:	11/16/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 456 (by Memorandum)	
ACREAGE:	707.82	
LESSOR:	Stan Corbitt, Individually and as President of Stan Corbitt & Associates, Inc.	
LESSEE:	Rock Energy Partners	
DATE:	11/11/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 454 (by Memorandum)	
ACREAGE:	707.82	
LESSOR:	Frank R. Nye, Jr. and Conna N. Nye, Individually and as trustee of Sonny-Jean Properties Management Trust	
LESSEE:	Rock Energy Partners	
DATE:	10/5/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 448 (by Memorandum)	
ACREAGE:	249	
LESSOR:	Robert M. Simmons, Individually and as Trustee of the Robert M. Simmons Revocable Trust dated February 12, 1998	
LESSEE:	Rock Energy Partners	
DATE:	11/9/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 450 (by Memorandum)	
ACREAGE:	49.08	
LESSOR:	William B. Simmons, a married man dealing in his sole and separate property	
LESSEE:	Rock Energy Partners	
DATE:	11/9/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 452 (by Memorandum)	
ACREAGE:	49.08	

Schedule 2.1(b)
Leases and Working Interests of REP

LESSOR: Amando Pena and wife Clotilde R. Pena, A/K/A Cleotilde R. Pena
LESSEE: Rock Energy Partners
DATE: 1/26/2005 - new lease negotiated will take in RER 1/27/2008   100%
RECORDING: Volume 1032, Page 429 (by Memorandum)
ACREAGE: 690.7

LESSOR: Elias Villlareal, Jr dealing in his sole and separate property
LESSEE: Rock Energy Partners
DATE: 12/29/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 432
ACREAGE: 678

LESSOR: Miguel Villereal.dealing in his sole and separate property
LESSEE: Rock Energy Partners
DATE: 12/16/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 434
ACREAGE: 678

LESSOR: Sixto Villareal, dealing in his sole and separate property
LESSEE: Rock Energy Partners
DATE: 12/16/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 436
ACREAGE: 678

LESSOR: Delfino Villareal, dealing in his sole and separate property
LESSEE: Rock Energy Partners
DATE: 12/16/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 438
ACREAGE: 678

              Jacovita Villareal, A/K/A Jacoba Garza and Jacovita Garza, dealing ih her
LESSOR: sole and separate Property
LESSEE: Rock Energy Partners
DATE: 12/16/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 440
ACREAGE: 678

LESSOR: Vaudelia Garza, delaing in her sole and separate property
LESSEE: Rock Energy Partners
DATE: 12/16/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 442
ACREAGE: 678

LESSOR: Maria Del Carmen Garza, delaing in her sole and separate property
LESSEE: Rock Energy Partners
DATE: 12/16/2004 - new lease pending will take in RER   100%
RECORDING: Volume 1032, Page 444
ACREAGE: 678

Schedule 2.1(b)
Leases and Working Interests of REP

LESSOR:	Olivia V. Lopez, delaing with her sole and separate property	
LESSEE:	Rock Energy Partners	
DATE:	12/16/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 446	
ACREAGE:	678	

LESSOR:	Margaret Anne Semmes Stavropoulos Properties, Ltd.	
LESSEE:	Rock Energy Partners	
DATE:	12/1/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 462 (by Memorandum)	
ACREAGE:	707.82	

LESSOR:	Mary Elizabeth Semmes Waller, a married woman, dealing in her sole and separate property	
LESSEE:	Rock Energy Partners	
DATE:	12/1/2004 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 464 (by Memorandum)	
ACREAGE:	707.82	

LESSOR:	Manuel G. Escamilla and wife, Ann L Escamilla	
LESSEE:	Rock Energy Partners	
DATE:	2/4/2005 - new lease pending will take in RER	100%
RECORDING:	Volume 1032, Page 464 (by Memorandum)	
ACREAGE:	707.82	

LESSOR:	Manuel G Escamilla and Wife, Ann L Escamilla	
LESSEE:	Rock Energy Partners	
DATE:	2/4/2005 - new lease pending will take in RER	100%
RECORDING:	Volume 1037, Page 807 (by Memorandum)	
ACREAGE:	12.82	

LESSOR:	Ignaccia Gutierrez	
LESSEE:	Rock Energy Partners	
DATE:	New lease in House will execute for RER	
RECORDING:		
ACREAGE:	53.22	

Colorado County, Texas

		RER WI
LESSOR:	Coyle Concord	
LESSEE:	Rock Energy Partners	
DATE:	Held by Production	68%
	Volume 430, Page 681, Entry No. 1628	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	640	

LESSOR:	Coyle Concord	
LESSEE:	Rock Energy Partners	
DATE:	Held by Production	100%
	Volume 430, Page 681, Entry No. 1628	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	160	

Schedule 2.1(b)
Leases and Working Interests of REP

LESSOR:	Hopkins	
LESSEE:	Rock Energy Partners	
DATE:	4/2/03. Held by Production	100%
	Volume 429, Page 044	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	160	
LESSOR:	Pintail Flats	
LESSEE:	Rock Energy Partners	
DATE:	1/12/05. Held by Production	100%
	Volume 426, Page 102	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	160	
LESSOR:	Coyle Concord	
LESSEE:	Rock Energy Partners	
DATE:	Held by Production	100%
	Volume 430, Page 681, Entry No. 1628	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	480	
LESSOR:	Pintail Flats	
LESSEE:	Rock Energy Partners	
DATE:	Held by Production	100%
	Volume 426, Page 102	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	480	
LESSOR:	Kallina	
LESSEE:	Rock Energy Partners	
DATE:	7/24/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	429.6	
LESSOR:	Broussard	
LESSEE:	Rock Energy Partners	
DATE:	1/31/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	429.6	
LESSOR:	Hancock	
LESSEE:	Rock Energy Partners	
DATE:	3/9/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	429.6	

LESSOR:	MERH	
LESSEE:	Rock Energy Partners	
DATE:	3/21/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	429.6	
LESSOR:	Kallina	
LESSEE:	Rock Energy Partners	
DATE:	7/24/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	240	
LESSOR:	Broussard	
LESSEE:	Rock Energy Partners	
DATE:	1/31/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	240	
LESSOR:	Hancock	
LESSEE:	Rock Energy Partners	
DATE:	3/9/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	240	
LESSOR:	MERH	
LESSEE:	Rock Energy Partners	
DATE:	3/21/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	240	
LESSOR:	Kallina	
LESSEE:	Rock Energy Partners	
DATE:	7/24/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	14.21	
LESSOR:	Broussard	
LESSEE:	Rock Energy Partners	
DATE:	1/31/2005	100%
	Volume 494 Page 762	
RECORDING:	Official Public Records, Colorado County, Texas	
ACREAGE:	14.21	

Schedule 4.1

Unit Holders of REP

Attached

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
4R Oil and Gas, LLC 10375 Richmond, Suite 2100, Houston, TX 77042	100
Black Oak Partners, LLC Seth H. Blackman, Mg Member 440 East 79th St. #3G New York, NY 10021	500,000
Castletop Capital Petro, LP C/O Alan Topfer, Mg Dir of GP 3600 N. Capital of TX Hwy Austin, TX 78746	16,445,000
Castletop Capital Management, LP C/O Alan Topfer, Mg Dir of GP 3600 N. Capital of TX Hwy Austin, TX 78746	2,000,000
Douglas J. Erwin 4 Briarwood Ct. Houston,TX 77019	15,250,000
Douglas J. Erwin 4 Briarwood Ct. Houston,TX 77019	1,000,000
Douglas J. Erwin 4 Briarwood Ct. Houston,TX 77019	2,500,000
Greenwich 1, LLC 4 Briarwood Ct. Houston, TX 77019	2,500,000
Betty A. Emery 19907 Kellicreek Drive Katy, TX 77450	250,000
Val D. Emery 19907 Kellicreek Drive Katy, TX 77450	250,000
Mary Kay Smedstad 5109 Mathis Drive Katy, TX 77493	250,000
Daniel J. Smedstad 16402 Hickory Point Road Houston, TX 77095	200,000
Valerie Pullig 1322 Ventura Canyon Drive Katy, TX 77494	200,000
Amelia A. Jones 20002 White Creek Trail Katy, TX 77450	200,000
Henry S. Emery 20514 Spur Branch Katy, TX 77450	200,000
Steven M. Smedstad 5109 Mathis Drive Katy, TX 77493	200,000
Robert Barr 2015 Thompson Crossing Drive Richmond, TX 77469	1,345,000
Jeff Madden 3505 Paloma Cove Round Rock, TX 78664	80,000
Joseph C. Baughman 2402 Thompson Crossing Richmond, TX 77469	200,000
Kelly & John Farmor 14711 Golden Baugh Lane Humble, TX 77396	80,000
Hart Lee Dykes 30 Dorothea Lane Sugarland, TX 77479	100,000

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
E. Boss LTD 16122 Wimbledon Forrest Dr Spring, TX 77379	300,000
Matt Maloney 2365 Dunstun St. Houston, TX 77005	300,000
Kegis Smith 14818 Woodmill Place Houston, TX 77082	400,000
Hart Lee Dykes 30 Dorothea Lane Sugarland, TX 77479	100,000
Brent Flowers 14806 Wintercove Houston, TX 77082	800,000
Hart Lee Dykes 30 Dorothea Lane Sugarland, TX 77479	100,000
Wallace R. Shulsen 9767 So. 3065 W. South Jordan, Utah 84095	100,000
Peter S. Farrell 20606 Spring Rose Drive Katy, TX 77450	25,000
Maria G. Sanchez 2011 Cross Coach Katy, TX 77449	50,000
Kathryn E. Abbey P. O. Box 110 Katy, TX 77492	50,000
Christine S. Henderson 380 Elkins Lake Huntsville, TX 77340	50,000
Norman Whittington 800 Silverwood Drive Southlake, TX 76092	25,000
Michael Dowd 22814 Rachels Manor Drive Katy, TX 77494	25,000
Gemma Puccia Torres 718 Endell Court Katy, TX 77450	25,000
Julie Tolbert 259 Litchfield Houston, TX 77024	25,000
Terry Smedstad 5606 San Felipe Houston, TX 77056	200,000
Theodore Shulsen 101 David Street Springtown, TX 76082	50,000
Jim Jackson 4756 W. Bancroft Toledo, Ohio 43615	525,000
Chris Drummond 2610 Shaly Court Katy, TX 77450	262,500
Stephanie Drummond 2610 Shaly Court Katy, TX 77450	262,500
Ana Bela Hilario 2001 Maconda Lane Houston, TX 77027	12,500
Chauncey Billups C/O CSI Capital Management Attn: Steven Kravitz 445 Bush Street, 5th Floor San Francisco, CA 94108	875,000
Tyronn Lue C/O CSI Capital Management Attn: Justin Bass 445 Bush Street, 5th Floor San Francisco, CA 94108	525,000
FC Energy Partners 2727 Allen Parkway Suite 1500 Houston, TX 77019	2,100,000
William C. Nylin Jr. Family Ltd. Partnership C/O Carl Nylin Jr. 1140 Monterry Beaumont, TX 77706	700,000
Thomas O. Mann 19011 Windsor Lakes, Katy TX 77450	2,100,000

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
Norman F. Lent 7611 Blue Heron Way ,West Palm Beach FL 33412	350,000
Tom S. Elliott 8023 Oakwood Ct. W., Houston, TX 77042	200,000
Richard J. Stolarz 2050 Oak Shores Drive Kingwood, TX 77339	200,000
Marian Ragland 2131 Pelham Drive Houston, TX 77019	200,000
Allan J.Smedstad 22751 Cascade Springs Dr. Katy, TX 77494	200,000
Kim Elliott 15811 Cottage Ivy Circle Tomball, TX 77377	50,000
Mark Frevert 2131 Pelham Dr Houston, TX 77019	2,000,000
Rocky V. Emery 2607 Sara Ridge Lane Katy, TX 77450	15,767,390
R. T. Armstrong 3805 Trevino Dr. Round Rock, TX 78664	2,000,000
Samuel J. Cassell C/O LL Business Management 3000 Marcus Avenue Suite 3W4 Lake Success, NY 11042	600,000
Anthony Duenner 1175 Adkins Rd. Houston, TX 77055	200,000
Mark Frevert 2131 Pelham Dr Houston, TX 77019	2,400,000
Mark Frevert 2131 Pelham Dr Houston, TX 77019	3,000,000
Mark Frevert 2131 Pelham Dr Houston, TX 77019	1,000,000
Entrust Retirement Services, Inc. FBO Mark A. Frevert IRA #10329-01 17171 Park Row, Suite 365 Houston, Texas 77084	241,536
Robert K. Horry 9 East Rivercrest Houston, TX 77042	1,000,000
Mike Johanson 2302 Juniper Hills Richmond, TX 77409	400,000
Walter Lowe 5915 Annapolis Houston, TX 77005	200,000
Antonio McDyess 806 Peachwood Bend Houston, TX 77077	2,000,000
Cutino Mobley 11706 Empress Oaks Houston TX 77082	1,000,000
James M. Posey , Jr. 11606 Versailles Lakes Lane Houston, TX 77082	400,000

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
Entrust Retirement Services, Inc. FBOGeoffrey D. Roberts, Jr. 17171 Park Row Suite 365 Houston, TX 77084	1,300,000
RRRR Investments LP C/O Geoffrey D. Roberts, Jr. 16 Dunnam Lane Houston, TX 77024	400,000
Bruce Stram 3200 West Lamar #13 Houston, TX 77019	1,000,000
Terence H. Thorn 5028 Tangle Lane Houston, TX 77056	400,000
Nick Van Exel 13718 Neils Drive Houston, TX 77077	2,000,000
Spreewald LP 7607 Meadowvale Houston, TX 77063	600,000
Avery Johnson 26 No. Plum Crest Circle The Woodlands, TX 77382	600,000
Richard DiMichelle 1 Stage Stop Circle Houston, TX 77024	1,000,000
Mark E. Haedicke, Trustee of Haedicke 2004 Gift Trusts Agreement 14623 River Forrest Dr. Houston, TX 77079	464,288
Curt Kreisler 12391 NW 7th Street Plantation, FL 33325	400,000
Curt Kreisler 12391 NW 7th Street Plantation, FL 33325	200,000
Allan J.Smedstad 22751 Cascade Springs Dr. Katy, TX 77494	2,000,000
Chauncey Billups C/O CSI Capital Management Attn: Steven Kravitz 445 Bush Street, 5th Floor San Francisco, CA 94108	125,000
James A. Jackson 4756 W. Bancroft Toledo, OH 43615	75,000
Chris Drummond 2610 Shady Court Katy, TX 77450	75,000
Tyronn Lue C/O CSI Capital Management Attn: Justin Bass 445 Bush Street, 5th Floor San Francisco, CA 94108	75,000
Morton L. Topfer 90 Pascal Lane Austin, TX 78746	8,855,000
Norman F. Lent 7611 Blue Heron Way West Palm Beach FL 33412	50,000
William Carl Nylin Jr. Family Ltd. Ptnshp C/O William Carl Nylin Jr. 1140 Monterry Beaumont, TX 77706	100,000

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
Thomas O. Mann 19011 Windsor Lakes, Katy TX 77450	300,000
FC Energy Partners 2727 Allen Parkway Suite 1500 Houston, TX 77019	300,000
FC Energy Partners 2727 Allen Parkway Suite 1500 Houston, TX 77019	600,000
Rocky V. Emery 2004 Grantor Retained Annuity Trust 2607 Sara Ridge Katy, TX 77450	87,500
FC Energy Partners 2727 Allen Parkway Suite 1500 Houston, TX 77019	500,000
Rick Zimmer 4410 Weston Dr. Fulshear, TX 77441	77,380
Michael Schnakenberg 15 Geenlaw Ct. Sugarland, TX 77479	358,332
Julie K. Emery Separate Property Trust 2607 Sara Ridge Katy, TX 77450	5,000,000
Emery Family Trust 2607 Sara Ridge Katy, TX 77450	5,000,000
R. T. Armstrong 3805 Trevino Drive Round Rock, TX 78664	1,000,000
Rebound LLC 407 Woodward Road Trussville, AL 35173	4,666,667
Barkley Enterprises, Inc. C/O Glenn H. Guthrie P. O. Box 11624 Birmingham, AL 35202	3,555,533
Guthrie/Curry Venture Trust 407 Woodard Road Trussville, AL 35173	2,088,887
Daniel M Sims & Linda E Sims Jt Wros 4853 Trussville Clay Rd Trussville, AL 35173	666,667
William F. Mosley 7505 Shadyvilla Lane Houston, TX 77055	333,333
Entrust Retirement Services, Inc. FBOWilliam F. Mosley IRA 17171 Park Row Suite 365 Houston, TX 77084	666,667
Entrust Retirement Services, Inc. FBOLinda K. Jackson IRA 17171 Park Row Suite 365 Houston, TX 77084	1,333,333
Cahaba Partnership, Ltd. L.K. Jackson, G. P. 5637 Briar Dr. Houston, TX 77056	1,126,667
Michael Schnakenberg 15 Geenlaw Ct. Sugarland, TX 77479	2,037,500
FC Energy Partners 2727 Allen Parkway, Suite 1500 Houston, TX 77019	1,086,275
Blackthorne Investments Group Ltd. 19802 Westside Forrest Dr. Houston, TX 77094	666,667
Alvin L. Thomas II 3333 Allen Parkway #2601 Houston, TX 77019	666,667

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
T. Kelly Bohmer 572 Tamarack Dr. Steamboat Springs, Co 80487	666,667
Belltown Venture Partners, L.P. 1202 Kettner Blvd., Suite 6200 San Diego, CA 92101	1,000,000
Belltown Capital Partners, L.P. 1202 Kettner Blvd., Suite 6200 San Diego, CA 92101	666,667
Rocky Emery 2607 Sara Ridge Katy, TX 77450	1,900,000
Tom S. Elliott 8023 Oakwood Ct. W. Houston, TX 77042	1,000,000
William F. Mosley 7505 Shadyvilla Lane Houston, TX 77055	500,000
John Mahar C/O Value Council Capital LLC 1285 Avenue of the Americas 35th FL New York, NY 10019-6028	200,000
Erika Ann Emery 2607 Sara Ridge Ln Katy, TX 77450	766,667
Madison Kay Emery 2607 Sara Ridge Ln Katy, TX 77450	766,667
Rocky Jay Emery 2607 Sara Ridge Ln Katy, TX 77450	766,666
Ash-Cam, Inc. 3040 Post Oak Blvd., Ste 1600 Houston, TX 77056	2,000,000
Keva D. Horry 9 E. Rivercrest Dr. Houston, TX 77042	1,000,000
Bryan L. DiPane 390 San Palo Pl. Pasadena, CA 91107	1,333,334
Karen D. Meade 127 Woodbine Ave. Wilmette, IL 60091	166,667
David E. Foley 1505 Euston Rd. San Marino, CA 91108	166,667
Donald J. Leifeld 858 Worms Rd. Grand Island, NE 68901	400,000
Stephen J. Warner 400 N. Flagler Dr. Apt. 1601 West Palm Beach, FL 33401	250,000

Name/Address	Total Units
Bryan L. DiPane 390 San Palo Pl. Pasadena, CA 91107	200,000
C.C. Pascal Family Ptship, L.P. 444 So.Flower Street Ste 2340 Los Angeles, CA 90071	666,667
Victor De Los Santos 406 Mount Olive Dr. Bradbury, CA 91010-1227	166,667
Clayton & Adrienne Gibson Living Trust 650 Chaparral Rd, Sierra Madre, CA 91024	200,000
Alejandro R. Solares 935 Bay Tree Rd. LaCanada, CA 91011	200,000
Karen D. Meade 127 Woodbine Ave. Wilmette, IL 60091	100,000
Daniel C. Perry 2100 Avacado Ter Hacienda Ht. CA 91745	400,000
Eduardo Perry, Jr. 4508 Briney Pt Rd. LaVerne, CA 91750	370,000
Margaret Perry 3310 Rancho Del Monico Covina, CA 91724	267,000
Paul T. Brow 330 S. Del Mar Ave. San Gabriel, CA 91776	166,667
John D. Crissman 540 E. Canfield Detroit, MI 48201	400,000
S. J. Warner Charitable Remainder Unitrust 400 N. Flagler Dr. Apt. 1601 West Palm Beach, FL 33401	200,000
Marview Holdings, Inc. 201 S. Rios Ave. Solana Beach, CA 92075	2,000,000
Andrew Fisher 8 Old Round Hill Lane Greenwich, CT 06831	300,000
Jeff & Linda Johnson 275 W. Orange Grove Ave. Sierra Madre, CA 91024	166,667
Laszlo Lencse 1255 Bruce Ave. Glendale, CA 91202	166,667
Patrick D. Ryan Ponus Ridge New Canaan, CT 06840	66,667
Kristine N. Ryan 208 Ponus Ridge New Canaan, CT 06840	66,667

Schedule 4.1
Unit Holders of REP

Name/Address	Total Units
Bruce C. Ryan 439 Berch Rd. Faifield, CT 06824	133,333
Margaret K. Ryan 14 Woodhill Rd. Wilton, CT 06897	166,667
Kathleen W. Ryan 14 Woodhill Rd. Wilton, CT06897	166,667
Mark P. Ryan 14 Woodhill RD Wilton, CT 06897	333,333
Sally J. Ryan 208 Ponus Ridge New Canaan, CT 06840	333,333
Stephen J. Miller 341 Mayflower Ave. Monrovia, CA 91016	200,000
W. Daniel Heinze 811 Harvest Moon Lane Houston, TX 77077	4,900,000
Michael G. Tapp Trustee Aren Nathaniel Heinze Trust 12611 Jones Road, Ste 201 Houston, TX 77070	700,000
Michael G. Tapp Trustee Ky Ramen Heinze Trust 12611 Jones Road, Ste 201 Houston, TX 77070	700,000
Michael G. Tapp Trustee Dar Mikael Heinze Trust 12611 Jones Road, Ste 201 Houston, TX 77070	700,000
Janke Family Partnership LTD 2147 Del Monte Houston, TX 77019	666,667
Henry Huidekoper 12 Nutmeg LN. Wilton, CT 06897	166,667
Southwest Commerce, Inc. 7505 Shadyvilla Lane Houston, TX 77055	666,667
Russell Newton 238 Ponus Ridge New Canaan, CT 06840	166,667
David B. Perkins 1715 Shillington Drive Houston, TX 77094	1,333,333
Tanglewood Partners LP 5714 Indian Trail Houston, TX 77057	100,000
William F. Mosley 7505 Shadyvilla Lane Houston, TX 77055	133,333
Total	170,204,227

Schedule 4.5

Material Contracts of REP

Attached

A. Letter dated December 11, 2007 from Source Capital Group, Inc. to Mr. Rocky V. Emery

B. Letter dated December 17, 2007 from Weston Capital Quest Corporation to Rocky Emery

C. Agreement for Consulting Services dated November 2007

D. Non-Disclosure and Non-Circumvention Agreement dated November 14, 2007

E. Base Agreement dated December 1, 2007

F. Purchase Option Agreement dated December 14, 2007

G. Development/Earn In Agreement dated December 14, 2007

H. Release Agreement dated December 14, 2007

I. Assignment and Bill of Sale (Initial Orcutt OPL Interest)

J. Assignment and Bill of Sale (Second Orcutt OPL Interest) dated December 1, 2007

K. Assignment and Bill of Sale (Initial Orcutt GTL Interest) dated December 1, 2007

L. Assignment and Bill of Sale (Second Orcutt GTL Interest) dated December 1, 2007

M. Assignment and Bill of Sale (Initial Orcutt PEL Interest) dated December 1, 2007

N. Assignment and Bill of Sale (Second Orcutt PEL Interest) dated December 1, 2007

O. Substitution of Trustee and Deed of Partial Reconveyance – Gitte Ten LLC as Trustee

P. Substitution of Trustee and Deed of Partial Reconveyance – Orcutt Properties LLC as Trustee

Q. Substitution of Trustee and Deed of Partial Reconveyance – Phoenix Energy LLC as Trustee

A

Source
Capital Group, Inc.

Members NASD, SIPC   Investment Bankers / Brokers   tcoffin@sourcegrp.com

W. Todd Coffin - Managing Director

December 11, 2007

Mr. Rocky V. Emery – Chairman and CEO
10375 Richmond
Suite 2100
Houston, TX 77042

Dear Mr. Emery:

The purpose of this letter is to confirm the understanding and agreement (the "Agreement") between Source Capital Group, Inc., ("SCG") and Rock Energy Partners and the new company Rock Energy Resources and its affiliates (or the "Company"), regarding the retention of SCG by the Company as its exclusive financial advisor for the purposes set forth herein.
This agreement supersedes all other agreements.

Under this Agreement, SCG will provide financial advisory services to the Company as follows:

A) <u>Raising of Capital.</u> SCG shall use its best efforts to provide up to but not limited to $175,000,000.00 financing for the Company or acquisition of company stock.

B) <u>Fees, Commissions & Expenses.</u> The Company agrees to pay the following fees to SCG for its services.

    1. SCG shall be compensated 8% cash and 8% cashless warrants on any Equity monies raised (this includes convertible preferred or convertible debt). SCG shall receive 4% cash fee and 2% cashless warrant coverage on any Debt financing. The exercise price of the warrants shall be equal to the price of the stock at the time of the sale and will be subject to adjustment in accordance with the terms of any adjustment provided for in the Financing document. Said warrants shall be exercisable for five (5) years from date of issuance. The terms of said warrants shall include such piggyback registration rights, anti-dilution rights, and "cashless" exercise provisions in the event of exercise by SCG. Such fees shall be paid at the closing from an escrow account at the same time any new investment is dispersed to the company. The parties have agreed to three carve out investors listed below whereby if those investors should make a direct investment in Rock Energy Partners or the new company Rock Energy Resources the compensation would be 4% cash and 4% cashless warrants on any Equity monies raised (this includes convertible preferred or convertible debt). SCG shall receive

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2% cash and 1% cashless warrants on any Debt financing. The warrants shall carry the same terms as above.

Carve Out Investors:

    a) Ying Wang

    b) Macquarie Bank

    c) Trust Company of the West (TCW)

2. SCG will receive a $0 non-refundable, non-accountable retainer upon signing of this agreement.

3. Expenses. In addition to any fees that may be payable to SCG under this Agreement, the Company agrees to reimburse SCG for its reasonable out-of-pocket expenses incurred in connection with the services rendered by SCG hereunder (including, without limitation, travel and lodging, data and word processing, graphics and communication charges, research costs, and courier services and fees). SCG will, on a monthly basis, provide the Company with reasonable report regarding the expenses incurred. Compensation for any additional professional services (e.g. legal or consulting) contracted for by SCG, to be performed for the benefit of the Company by outside parties, is the responsibility of the Company and will be paid directly by the Company to such party. SCG will not contract for such services without the prior written approval of the Company with regard to both the nature of the service and a reasonable estimate of the cost of such service.

4. All cash payments under this Agreement shall be made in U.S. dollars and without withholding or deduction of any tax, assessment or other governmental charges unless required by law. At closing any and all fees associated with this transaction are to be settled. Fees and retainers should be made payable and wired to:

Source Capital Group, Inc.
Bank of America
Westport, CT
ABA# 026009593
Acct# 93618 82644

C) Mergers, Acquisitions & Joint Ventures ("MA&JV"). The Company may at its discretion and on a case-by-case basis engage SCG to assist it in its discussions with potential MA&JV candidates, which may include directly negotiating on the Company's behalf and the rendering independent opinions as to valuation and formulae, among other things. Upon SCG's acceptance of any such assignment, the Company will pay SCG a closing fee equal to 3.00% of the amount paid or received in kind (PIK) in any transaction by and or between the Company, the MA&JV candidate and or the surviving company (the "M&A Fee"). Any potential MA&JV candidate introduced by SCG with which the Company enters into a letter of intent, will fall under the M&A engagement. This fee shall apply to any strategic partnerships as well.

D) **Information.** The Company will furnish or cause to be furnished to SCG, such information, as SCG believes appropriate to its assignment (all such information so furnished being the "Information"). The Company recognizes and confirms that SCG (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same, (b) does not assume responsibility for the accuracy or completeness of the Information and such other information, (c) is entitled to rely upon the Information without independent verification and (d) will not make an appraisal of any assets in connection with its assignment

E) **Exclusivity.** The Company's relationship with SCG will be exclusive for 60 days upon signing of this agreement. However, upon successful completion of $20 million aggregate gross financing within 100 days, SCG shall retain the "right of first refusal" on any additional equity financing or debt financing within 18 months from the termination of the Agreement ("the Refusal Right Period"). However, if the Company enters into a Firm Commitment Engagement with an underwriter, then the Refusal Right Period will automatically terminate.

F) **Confidentiality.** Except as contemplated by the terms hereof or as required by applicable law or legal process, SCG shall keep confidential all non-public information provided to it by or at the request of the Company, and shall not disclose such information to any third party or to any of its employees or advisors except to those persons who have a need to know such information in connection with SCG's performance of its responsibilities hereunder. The Company understands that any documents, presentations or analyses prepared by SCG are proprietary and SCG is under no obligation to provide (by e-mail, floppy disk or otherwise) either the Company or its assigns with the computer files of such work product. Except as required by applicable law, any advice to be provided by SCG under this Agreement shall not be disclosed publicly or made available to third parties without the prior written consent of SCG. In addition, SCG may not be otherwise publicly referred to without its prior written consent. All services, advice and information and reports provided by SCG to the Company in connection with this assignment shall be for the sole benefit of the Company and shall not be relied upon by any other person.

G) **Indemnity.** The Company acknowledges and agrees that SCG has been retained to act solely as financial advisor to the Company. In such capacity, SCG shall act as an independent contractor, and any duties of SCG arising out of its engagement pursuant to this Agreement shall be owed solely to the Company. The Company agrees to indemnify SCG in accordance with the indemnification agreement attached as **Exhibit A.**

H) **Arbitration.** Any and all disputes, demands, claims or controversies hereto arising out of or relating to this agreement or the breach thereof, shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association ("AAA"). The arbitration shall be conducted in New York City under the rules of the AAA. Any judgment upon the award rendered by the arbitrator may be entered into any court or administrative tribunal having jurisdiction thereof. Costs associated with the arbitration, including reasonable attorney's fees, shall be borne by whichever parties the arbitrators shall deem just and fair."

I) **Term & Termination.** The term of SCG's engagement hereunder shall extend from the date hereof through February 15, 2008 (the "Expiration Date") and will be automatically renewed on a monthly basis until canceled in writing by either party. SCG's engagement hereunder may be terminated upon 10 days written notice without cause by either the Company or SCG at any time before the Expiration Date. Notwithstanding the foregoing, the provisions relating to the payment of fees and

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expenses accrued through the date of termination, the status of SCG as an independent contractor and the limitation on to whom SCG shall owe any duties will survive any such termination, and any such termination shall not affect the Company's obligations under the indemnification agreement.

SCG will be entitled to the fees set forth above in the event that at any time prior to the earlier of the termination of this letter and the expiration of SCG's engagement hereunder a Financing is consummated and the investor is on a list of potential investors provided to the Company by SCG at the time of termination or expiration and SCG had made efforts that led to an investment on behalf of the Company with respect to such investor(s) prior to termination or expiration, as appropriate. Further, in the event that a Financing or M&A transaction is completed with an investor, on the list described above, with respect to which SCG had made efforts that led directly to an investment or other substantive effort before such termination or expiration, whichever is earlier, SCG will be entitled to fees on those investors (but only for the amount purchased by such investors) for a period of 18 months after the termination or expiration date, as applicable, calculated in accordance with Section B of this Agreement. On the termination or expiration date, as applicable, SCG will provide the Company an updated Exhibit B for purposes of this paragraph. If a term sheet is produced during the engagement period and SCG is terminated prior to the Expiration Date than SCG shall be entitled to a 1% break-up fee of the total amount of any financing.

J) Rights of First Refusal. Upon successful completion of $20 million financing, SCG shall retain the right of first refusal for any additional financing. If an investor introduced by SCG participates in an equity financing, that investor will have the right of first refusal on any future financings be it Equity or Debt.

K) Advertisements. The Company acknowledges that SCG may, at its option and expense, place an announcement in such newspapers and periodicals as it may choose, stating that SCG has acted as the financial advisor to the Company. SCG agrees that the Company will have the right to approve the form of such announcement.

This Agreement (including the attached indemnification) embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, which will remain in full force and effect. No waiver, amendment or other modification of this Agreement shall be effective unless in writing and signed by each party to be bound thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state.

This Agreement sets forth the entire agreement with respect to the engagement of SCG by the Company, including the fees and warrants payable as a result of such engagement.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to SCG the duplicate copy of this Agreement, the indemnification agreement attached hereto as Exhibit A.



By: \
Mr. Rocky V. Emery \
Rock Energy Partners



By: \
W. Todd Coffin \
Managing Director \
Source Capital Group



By: \
Russ Newton \
CFO \
Source Capital Group

By: \
William F. Butler \
Managing Director \
Source Capital Group

This Exhibit A is a part of and is incorporated into that certain letter agreement, December 10, 2007 (the "Agreement"), by and between Rock Energy Partners LLC a _____ LLC (State of Incorporation) and Source Capital Group, Inc. (the "Placement Agent"). Capitalized terms used herein and not otherwise defined shall have the respective meanings provided in the Agreement.

The Company agrees to indemnify and hold harmless the Placement Agent, its affiliates and each person controlling the Placement Agent and the Placement Agent agrees to indemnify and hold harmless The Company (within the meaning of Section 15 of the Securities Act), and the directors, officers, agents and employees of the Placement Agent, its affiliates and each such controlling person (the Placement Agent, and each such entity or person, an "Indemnified Person") from and against any losses, claims, damages, judgments, assessments, costs and other liabilities (collectively, the "Liabilities"), and shall reimburse each Indemnified Person for all fees and expenses (including the reasonable fees and expenses of one counsel for all Indemnified Persons, except as otherwise expressly provided herein) (collectively, the "Expenses") as they are incurred by an Indemnified Person in investigating, preparing, pursuing or defending any claim, action, proceeding or investigation, whether or not any Indemnified Person is a party thereto (collectively, the "Actions"), (i) caused by, or arising out of or in connection with, any untrue statement or alleged untrue statement of a material fact contained in any offering documents prepared by the Company (including any amendments thereof and supplements thereto) (the "Offer Documents") or by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (other than untrue statements or alleged untrue statements in, or omissions or alleged omissions from, information relating to an Indemnified Person furnished in writing by or on behalf of such Indemnified Person expressly for use in the Offer Documents) or (ii) otherwise arising out of or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to the Agreement, the transactions contemplated thereby or any Indemnified Person's actions or inactions in connection with any such advice, services or transactions; provided, however, that, in the case of clause (ii) only, the Company shall not be responsible for any Liabilities or Expenses of any Indemnified Person that have resulted primarily from such Indemnified Person's (x) gross negligence, bad faith or willful misconduct in connection with any of the advice, actions, inactions or services referred to above or (y) use of any offering materials or information concerning the Company in connection with the offer or sale of the Securities in the Transaction which were not authorized for such use by the Company and which use constitutes negligence, bad faith or willful misconduct. The Company also agrees to reimburse each Indemnified Person for all Expenses as they are incurred in connection with enforcing such Indemnified Person's rights under the Agreement, which includes this Exhibit A.

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under the Agreement, such Indemnified Person shall promptly notify the Company in writing; provided that failure by any Indemnified Person so to notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise to such Indemnified Person, except to the extent the Company shall have been prejudiced by such failure. The Company shall, if requested by the Placement Agent, assume the defense of any such Action including the employment of counsel reasonably satisfactory to the Placement Agent, which counsel may also be counsel to the Company. Any Indemnified Person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such

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Indemnified Person unless: (i) the Company has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such Action (including any impeded parties) include such Indemnified Person and the Company, and such Indemnified Person shall have been advised in the reasonable opinion of counsel that there is an actual conflict of interest that prevents the counsel selected by the Company from representing both the Company (or another client of such counsel) and any Indemnified Person; provided that the Company shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel for all Indemnified Persons in connection with any Action or related Actions, in addition to any local counsel. The Company shall not be liable for any settlement of any Action effected without its written consent (which shall not be unreasonably withheld). In addition, the Company shall not, without the prior written consent of the Placement Agent (which shall not be unreasonably withheld), settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder (whether or not such Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action for which indemnification or contribution may be sought hereunder. The indemnification required hereby shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

In the event that the foregoing indemnity is unavailable to an Indemnified Person other than in accordance with the Agreement, the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect (i) the relative benefits to the Company, on the one hand, and to the Placement Agent and any other Indemnified Person, on the other hand, of the matters contemplated by the Agreement or (ii) if the allocation provided by the immediately preceding clause is not permitted by applicable law, not only such relative benefits but also the relative fault of the Company, on the one hand, and the Placement Agent and any other Indemnified Person, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by the Placement Agent pursuant to the Agreement. For purposes of this paragraph, the relative benefits to the Company, on the one hand, and to the Placement Agent on the other hand, of the matters contemplated by the Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid to or received or contemplated to be received by the Company in the transaction or transactions that are within the scope of the Agreement, whether or not any such transaction is consummated, bears to (b) the fees paid to the Placement Agent under the Agreement. Notwithstanding the above, no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act of 1933, as amended, shall be entitled to contribution from a party who was not guilty of fraudulent misrepresentation.

The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to the Agreement, the transactions contemplated thereby or any Indemnified Person's actions or inactions in connection with any such advice, services or transactions except for Liabilities (and related Expenses) of the Company that have resulted primarily from such Indemnified Person's gross negligence, bad faith or willful misconduct in connection with any such advice, actions, inactions or services.

The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of the Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person's services under or in connection with, the Agreement.

B

WESTON CAPITAL QUEST CORPORATION

December 17, 2007

Rocky Emery
CEO
Rock Energy Partners, LP

Dear Rocky:

Weston Capital Quest Corporation (WCQ) has agreed to remove the 2 year anti-dilution provision from our Consulting agreement with Rock Energy Partners, LP dated November 14, 2007.

The remainder of our agreement remains in full force as agreed.

Very truly yours,

Joe Rotmil
President

P.O. Box 267175, Weston, FL 33326 Tel: 954 384-4092 Fax: 954 384-4567 E-mail: wcq@bellsouth.net

C

Weston Capital Quest Corporation
P. O. Box 267175, Weston, FL 33326 Phone: 954 384-4092 Fax: 954 384-4567

AGREEMENT FOR CONSULTING SERVICES

This agreement is entered into this of November, 2007 by and between Rock Energy Partners L.P. (hereinafter referred to as CLIENT) and Weston Capital Quest Corporation (hereinafter referred to WCQ). To simplify the language in this Agreement, CLIENT also means any division, affiliate or principal of Rock Energy Partners L.P. and/or Rocky Emery.

1. CLIENT hereby retains WCQ as their Consultant to:
   a. Assist CLIENT in identifying a suitable OTC.BB corporation (hereinafter referred to as OTC.BB) for use as a vehicle for going public. This can be in the form of merger, share exchange or purchase.
   b. Review and assist CLIENT in revising its business plan.
   c. Assist in locating potential underwriters, market makers, and IR firms once the company has gone public.

2. The term of this agreement is for a period of twenty (24) months. WCQ shall be entitled to the fees described in Section 4 below in the event CLIENT, within 24 months from the expiration of this Agreement, consummates a transaction with any person or entity introduced to CLIENT by WCQ during the term of this Agreement.

3. CLIENT agrees to submit promptly all documentation reasonably requested by WCQ, subject to any limitation under securities or other applicable law, such as financial statements, documents of incorporation, IRS reports and filings, company history, legal issues, or any information pertaining to the CLIENT.

4. CLIENT agrees to pay for WCQ services as follows:
   a. For finding an OTC.BB acceptable to CLIENT, with Cash on hand of a minimum of $500,000. in the OTC.BB, the fee payable to WCQ will be $625,000. A fee of $50,000. is due and payable to WCQ upon signing this agreement. This fee is not refundable but will be credited towards the $625,000. fee for the OTC.BB or any other OTC.BB acceptable to the CLIENT. The remainder of the fee due WCQ totaling $575,000., is to be placed in escrow, with WCQ's attorney, at the time of signing a Letter of Intent to merge, acquire or exchange shares with the OTC.BB, as applicable, and will be disbursed to WCQ upon signing a Merger, Purchase or Share Exchange Agreement, as applicable, between CLIENT and the OTC.BB. All fees are to be paid by wire or Certified Funds. In addition, Three Percent (3%) of the post merger, fully diluted, and outstanding stock will be issued to WCQ upon closing the Merger, Acquisition or Share Exchange agreement and such stock will have anti-dilution rights for a period of two (2) years.. In the event CLIENT, or its successors, elects to file a registration with the SEC following the closing of the Merger, Acquisition or Share Exchange agreement CLIENT hereby grants to WCQ "piggyback " registration rights on the shares of Common Stock to be issued to WCQ herein.

Shares of stock in the new merged entity will not be issued until all fees are paid to WCQ.

5. Subsequent to the Merger, the current Shareholders of the OTC.BB will retain approximately 7% of the fully diluted post merger stock (to be negotiated between CLIENT and Stockholders of the public corporation), WCQ will be issued Three Percent (3%) of the fully diluted post merger shares outstanding under the terms outlined in item 4. a. above. CLIENT will be responsible for all fees relating to the merger, any subsequent public offering, including, but not limited to, accounting, legal, Underwriting, Blue Sky, stock exchange listings, investor relations and other required expenditures.

6. CLIENT understands that any offering will result in further dilution (issuance of stock).

7. The CLIENT fully understands that WCQ are not Lenders, Brokers, Dealers, Investment Bankers, Underwriters, Securities Sales Agents in any form. WCQ may not by law, solicit the sale of any securities for any compensation whatsoever. WCQ is a financial consulting firm and not a Broker/Dealer or Underwriter.

8. CLIENT understands that WCQ makes no claims as to its ability to raise money for CLIENT and that all efforts to raise capital are on a reasonable best efforts basis. Furthermore, CLIENT acknowledges that WCQ has advised CLIENT to make its own investigation of any party introduced to CLIENT by WCQ. WCQ shall not be liable for any act or omission of any third party introduced to CLIENT by WCQ.

9. CLIENT understands that WCQ must rely upon the information supplied to WCQ by its members, managers, officers, directors, agents and employees. Therefore, the CLIENT agrees to defend, indemnify, hold harmless WCQ, its officers, directors, agents and employees from and against any and all claims, losses, damages, costs and expenses (including attorneys fees incurred in defending or contesting any such claim) arising out of: (i) a breach of any of the covenants, representations of CLIENT hereunder; and (ii) any inaccuracy or incompleteness of any information supplied to WCQ by CLIENT; and (iii) any breach by CLIENT of any state or federal securities, franchise or business opportunity law; and (iv) any act or omission of CLIENT.

10. CLIENT agrees to sign a NONDISCLOSURE AND NONCIRCUMVENTION AGREEMENT with WCQ, a copy of which is attached hereto as Exhibit "A". CLIENT agrees to deal solely with and through WCQ in dealing with any potential merger partner, investor, lender, investment banker, or other third party introduced to CLIENT by WCQ.

11. CLIENT hereby represents and warrants as follows:
    i. CLIENT is a   Limited Partnership, validly existing and in good standing in all states in which it does business;

2

    ii. All facts, figures and other information provided to WCQ by CLIENT are true and correct.

   iii. CLIENT will keep WCQ advised of all dealings with third parties regarding any potential mergers, stock issuance, or loans secured by CLIENT.

12.   This agreement shall be construed in accordance with the laws of the State of Florida.

13.   Any claim, controversy, dispute, or claim between the parties arising out of this Agreement shall be resolved by binding arbitration in Broward County, Florida in accordance with the commercial rules of the American Arbitration Association. The prevailing party in any such arbitration proceeding shall be entitled to their costs, expenses and attorneys fees incurred in connection with such arbitration proceeding. Judgment on the award of the arbitrator shall be final and binding and may be entered in any court having jurisdiction over the award.

It is hereby agreed that the terms and conditions are satisfactory to all parties and they set their hands and seal to this Agreement this   day of November, 2007.

FOR: Rock Energy Partners L.P.   FOR: Weston Capital Quest Corporation

_____   _____
Mr. Rocky Emery   Mr. Joe Rotmil
   CEO & Individually   President



  ii. All facts, figures and other information provided to WCQ by
    CLIENT are true and correct.

  iii. CLIENT will keep WCQ advised of all dealings with third parties
    regarding any potential mergers, stock issuance, or loans
    secured by CLIENT.

12. This agreement shall be construed in accordance with the laws of the State
  of Florida.

13. Any claim, controversy, dispute, or claim between the parties arising out of
  this Agreement shall be resolved by binding arbitration in Broward County,
  Florida in accordance with the commercial rules of the American Arbitration
  Association. The prevailing party in any such arbitration proceeding shall
  be entitled to their costs, expenses and attorneys fees incurred in
  connection with such arbitration proceeding. Judgment on the award of the
  arbitrator shall be final and binding and may be entered in any court having
  jurisdiction over the award.

It is hereby agreed that the terms and conditions are satisfactory to all parties and they
set their hands and seal to this Agreement this _/_ day of November, 2007.

FOR: Rock Energy Partners L.P.   FOR: Weston Capital Quest Corporation

Mr. Rocky Emery   Mr. Joe Rotmil
CEO & Individually   President

3

D

Weston Capital Quest Corporation

P. O. Box 267175, Weston, FL 33326   Phone: 954 384-4092 Fax: 954 384-4567

<u>NON-DISCLOSURE AND NON-CIRCUMVENTION AGREEMENT</u>

It is understood that a business relationship may be established between, Weston Capital Quest Corporation, a Florida corporation, (hereinafter referred to as "WCQ") and Rock Energy Partners L.P. (hereinafter referred to as "Recipient") and it will be necessary for WCQ to furnish to Recipient certain confidential, proprietary information which WCQ regards as valuable and confidential (hereinafter the "Information").

In consideration of the foregoing, and in order to induce WCQ to furnish certain Information to Recipient, Recipient agrees that it will use the Information solely in connection with the contemplated business relationship and that it will not disclose it to others, except employees and agents of Recipient who are required by their duties to have knowledge thereof. All employees and agents of Recipient who have received any Information shall be instructed as to its confidential nature and shall agree not to disclose the Information for any purpose not related to the contemplated business relationship. The undersigned agrees to use at least the same degree of care to avoid disclosure or use of such Information as they employ with respect to their own proprietary, confidential information of like importance.

Neither Recipient nor any of its employees or agents will disclose any of the Information to any person or entity without the prior written consent of WCQ, except as required by applicable law or legal process, as to which Recipient will give WCQ prompt notice and consult with WCQ on the advisability of seeking a protective order or other means to preserve the confidential treatment of such non-public Information required to be disclosed.

Recipient agrees not to make any copies or reproduce in any manner whatsoever any or all of the Information.

Recipient agrees to indemnify and hold WCQ harmless from and against any and all losses, damages, costs and expenses including, without limitation, any and all reasonable fees and disbursements to legal counsel (whether incurred in connection with suit, appeal or otherwise) paid, incurred or suffered by WCQ as the result of, arising from or in connection with the breach or violation of any of the covenants and agreements set forth herein.

Nothing herein shall obligate either party to disclose to the other any Information, and except as otherwise provided herein, nothing herein shall obligate either party to enter into any other agreement or arrangement with the other.

At the conclusion of the relationship, or earlier upon request of WCQ, Recipient shall return to WCQ all documents, memoranda, notes and other writings constituting the Information supplied and will not retain any copies, extracts or other reproductions of such documents, in whole or in part.

Recipient agrees that for a period of two (2) years from the date of this Agreement, it will not, directly or indirectly, utilize the Information to the detriment of WCQ. In particular, but not in limitation of the foregoing, Recipient shall not enter into any agreements or

rotmil\nondisc.wcq\arf\9\8-01\1

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transactions with any person or entity introduced to Recipient by WCQ, directly or indirectly, without the prior written consent of WCQ.

Recipient agrees not to circumvent, avoid or bypass WCQ, either directly or indirectly, for the payment of fees, commissions or other benefit, either financially or otherwise, from Information supplied to Recipient or individuals or business entities introduced to Recipient by WCQ.

As used in this Agreement, the term "Information" shall include but not be limited to names, addresses, telephone numbers and contact information of potential lenders, investors, investment bankers, and similar financial professionals, all information processes, methods practices, fabrications, techniques, technical plans, computer programs and related documentation, marketing plans, financial information, copyright material and other written materials, and any other compilations of information, in whatever form contained, which relate to the proposed business relationship between WCQ and Recipient, which have not otherwise been disclosed by WCQ to the general public, and which have been delivered or otherwise disclosed to Recipient.

The term "Information" shall not include information that:
    (a) is part of the public domain prior to the date of disclosure by WCQ to Recipient;
    (b) becomes part of the public domain not due to any unauthorized act by or omission of Recipient after the date of disclosure by WCQ; or
    (c) Recipient can demonstrate it had independently developed or had knowledge prior to disclosure to it by WCQ.

Recipient acknowledges and agrees that WCQ's remedy at law for any breach under this Agreement would be inadequate and therefore agrees and consents that temporary and permanent injunctive relief may be granted in any proceeding which may be brought to enforce any provision of this Agreement or any threatened breach thereof, without the necessity of proof of inadequate remedy at law or actual damage, and without being required to post a bond. If the scope of any restriction contained in this Agreement is too broad to permit enforcement of such restriction to its full extent, then such restriction shall be enforced to the maximum extent permitted by law, and the undersigned agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Recipient's obligations under this Agreement shall survive the termination of the business relationship, if any, between WCQ and Recipient, regardless of the manner of such termination and shall be binding upon the Recipient and shall inure to the benefit of WCQ, their heirs, personal representatives, successors and assigns.

No failure or delay by WCQ in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege granted hereunder.

This Agreement contains the complete and entire understanding of the parties with regard to the subject matter hereof and supersedes all prior discussions, proposals, agreements or understandings, either written or oral, between the parties relating to the subject matter hereof.

This Agreement shall be governed by the laws of the State of Florida. Venue for any litigation between the parties hereto with respect to the subject matter hereof shall be proper only in Broward County, Florida. The prevailing party in any such litigation shall be entitled to reimbursement of its costs and reasonable attorney's fees incurred in connection with such litigation in addition to any other relief to which it may be granted.

This Agreement may not be amended except in writing signed by an authorized representative of the respective parties.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall constitute one and the same agreement. Signed copies of this Agreement may be transmitted by facsimile machine, and such signed copies transmitted via facsimile machine shall be deemed as originals.

In witness whereof, the parties have executed this Agreement as of the date indicated below their respective signatures.

Weston Capital Quest Corporation   Rock Energy Partners L.P.
Joe Rotmil, President   Rocky Emery, CEO & Individually

By:_____   By:_____

Date:_____   Date:_____

This Agreement shall be governed by the laws of the State of Florida. Venue for any litigation between the parties hereto with respect to the subject matter hereof shall be proper only in Broward County, Florida. The prevailing party in any such litigation shall be entitled to reimbursement of its costs and reasonable attorney's fees incurred in connection with such litigation in addition to any other relief to which it may be granted.

This Agreement may not be amended except in writing signed by an authorized representative of the respective parties.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall constitute one and the same agreement. Signed copies of this Agreement may be transmitted by facsimile machine, and such signed copies transmitted via facsimile machine shall be deemed as originals.

In witness whereof, the parties have executed this Agreement as of the date indicated below their respective signatures.

Weston Capital Quest Corporation Joe Rotmil, President	Rock Energy Partners L.P. Rocky Emery, CEO & Individually
By: [signature]	By: [signature]
Date: 11/14/07	Date: 11-14-07

rotmilnondisc.wpd[illegible]

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E

BASE
AGREEMENT

This Base Agreement dated as of December 1, 2007 is between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

ARTICLE I

Definitions

The following terms, as used in this Agreement, shall have the meanings indicated below unless the context otherwise requires:

1.1. "APO Working Interest" shall mean the Working Interest after payout is achieved in accordance with the Payout Computation Procedures.

1.2. "Agreement" shall mean this agreement, all exhibits and schedules attached hereto and referenced herein and any and all properly executed amendments hereto that expressly provide that they are to supplement, amend or revise this agreement.

1.3. "AMI" shall mean the area of mutual interest described in Section 11.1.

1.4. "Approved Development Operations" shall mean the operations (i) actually funded by the Carry Obligation, and (ii) that are described in Exhibit A as same may in the future be amended by SMP based on operational results. SMP may amend Exhibit A provided that SMP's estimate of the cost of all substituted operations does not exceed by one hundred fifteen percent (115%) SMP's estimate of the cost of all replaced operations.

1.5. "BPO Working Interest" shall mean the Working Interest before payout is achieved in accordance with the Payout Computation Procedures.

1.6. "Carry Obligation" shall mean the obligation of REP to pay one hundred percent (100%) of the costs and expenses attributable to one hundred percent (100%) of the Working Interest in the Orcutt Leases and the NW Casmalia Leases with respect to (i) Approved Development Operations pursuant to this Agreement and the Development Agreement, and (ii) any additional operations on the Orcutt Leases and NW Casmalia Leases after performance of the Approved Development Operations in the event that the actual ultimate cost of the Approved Development Operations is less than $10,220,000.

1.7. "Carry Obligation Beneficiaries" shall mean all Working Interest owners of the Orcutt Leases and NW Casmalia Leases and their respective assignees other than REP or its assignees.

1.8. "Closing" shall mean the occurrence of the events necessary to consummate a sale by Seller to Purchaser pursuant to one or more of the Transaction Documents.

1.9. "Closing Date" shall mean the date as of which a Closing actually takes place pursuant to one or more of the Transaction Documents.

1.10. "Confidentiality Agreement" shall mean the agreement between REP and SMP dated November 21, 2005.

1.11. "Development Committee" shall mean the committee provided for in Section 7.2.

1.12. "Development Agreement" shall mean an agreement in the form of Exhibit B attached hereto.

1.13. "Direct Cost" shall have the meaning ascribed to that term by COPAS under the applicable Operating Agreement at the time in question.

1.14. "Effective Date" (i) with respect to the purchase and sale of the Initial Orcutt Interests shall mean 7:00 a.m. Pacific Time, December 1, 2007, (ii) with respect to the purchase and sale of the Second Orcutt Interests shall mean 7:00 a.m. Pacific Time, December 1, 2007, and (iii) with respect to any conveyance pursuant to the Development Agreement or Purchase Option Agreement shall be 7:00 a.m. Pacific Time on the dates specified therein.

1.15. "Excluded Properties" shall mean the following, each of which are expressly excepted and excluded from the Purchased Property, and reserved to each Seller:

(i) All rights and choses in action, arising, occurring or existing in favor of such Seller prior to the Effective Date or arising out of the operation of or production from the Purchased Property prior to the Effective Date (including, but not limited to, any and all contract rights, claims, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mis-payments, erroneous payments or other claims of any nature in favor of Seller and relating and accruing to any time period prior to the Effective Date);

(ii) All corporate, partnership, financial, tax and legal (other than copies of title) records of Seller;

(iii) All contracts of insurance or indemnity as to the Purchased Property relating to periods prior to the Effective Date;

(iv) All hydrocarbon production from or attributable to the Purchased Property with respect to all periods prior to the Effective Date, and all proceeds attributable thereto;

(v) Any refund of costs, taxes or expenses borne by Seller attributable to

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the period prior to the Effective Date;

        (vi)   All files, geological, geophysical and seismic data, documents, reports, analyses and records;

        (vii)   All deposits, cash, checks, funds, accounts payable and accounts receivable or receivables attributable to such Seller's interests in the Purchased Property with respect to any period of time prior to the Effective Date;

        (viii)   All computer or communications software or intellectual property (including tapes, data and program documentation and all tangible manifestations and technical information relating thereto) licensed to Seller; and

        (ix)   The Shell Lease.

     1.16.   "GTL" shall mean Gitte-Ten, LLC.

     1.17.   "GTL Adjustment ORRI" shall mean a 3.748% of 100% overriding royalty interest in the Orcutt GTL Leases (other than the Shell Lease) proportionately reduced to the Orcutt GTL Purchased Interest.

     1.18.   "Initial Orcutt GTL Interest" shall mean (i) a 1.65893% BPO Working Interest and a 1.49304% APO Working Interest in the Orcutt GTL Leases, excluding the Shell Lease, and (ii) a 1.496% BPO Working Interest and a 1.346% APO Working Interest in the Orcutt GTL Property Rights. The parties have intentionally excluded the Shell Lease. The Initial Orcutt GTL Interest shall be subject to and burdened by the GTL Adjustment ORRI.

     1.19.   "Initial Orcutt Interests" shall mean the Initial Orcutt PEL Interest, Initial Orcutt GTL Interest and the Initial Orcutt OPL Interest.

     1.20.   "Initial Orcutt OPL Interest" shall mean (i) a 1.496% BPO Working Interest and a 1.346% APO Working Interest in the Orcutt OPL Leases, and (ii) a 1.496% BPO Working Interest and a 1.346% APO Working Interest in the Orcutt OPL Property Rights.

     1.21.   "Initial Orcutt PEL Interest" shall mean (i) a 1.496% BPO Working Interest and a 1.346% APO Working Interest in the Orcutt PEL Leases, and (ii) a 1.496% BPO Working Interest and a 1.346% APO Working Interest in the Orcutt PEL Property Rights.

     1.22.   "Lands" means the lands covered by the Leases or included in Units with which the Leases may have been pooled or unitized.

     1.23.   "Leases" means the NW Casmalia Leases and the Orcutt Leases.

     1.24.   "Net Revenue Interest" shall mean the fractional interest in hydrocarbons produced from or allocated to a Well, Unit, or Lease that a working interest owner is entitled to receive, after deduction of all royalties, overriding royalties, production payments, carried interests, reversionary interests, and other burdens upon and payments out of production that burden the interest.

1.25. "NW Casmalia Leases" shall mean the oil and gas leases described in Exhibit C attached hereto.

1.26. "NW Casmalia Operating Agreement" shall mean an agreement in the form of Exhibit D designating SMP as operator.

1.27. "NW Casmalia Property" shall mean the NW Casmalia Leases and the NW Casmalia Property Rights with respect to the NW Casmalia Leases.

1.28. "NW Casmalia Property Rights" shall mean the Subject Property Rights with respect to the NW Casmalia Lease.

1.29. "NWCP" shall mean NW Casmalia Properties, LLC.

1.30. "OPL" shall mean Orcutt Properties, LLC.

1.31. "Operating Agreements" shall mean the Orcutt Diatomite Operating Agreement, the Orcutt Non-Diatomite Operating Agreements and the NW Casmalia Operating Agreement.

1.32. "Orcutt Diatomite Operating Agreement" shall mean an agreement in the form of Exhibit E designating SMP as operator of the Orcutt OPL Leases.

1.33. "Orcutt GTL Leases" shall mean the oil and gas leases described in Exhibit F attached hereto.

1.34. "Orcutt GTL Property" shall mean the Orcutt GTL Leases (excluding the Shell Lease) and the Orcutt GTL Property Rights.

1.35. "Orcutt GTL Property Rights" shall mean the Subject Property Rights with respect to the Orcutt GTL Leases.

1.36. "Orcutt GTL Purchased Interest" shall mean collectively the (i) Initial Orcutt GTL Interest and the Second Orcutt GTL Interest, and (ii) any additional interest in the Orcutt GTL Property acquired by REP from the SMP Parties pursuant to the Transaction Documents.

1.37. "Orcutt Leases" shall mean the Orcutt GTL Leases, the Orcutt PEL Leases and the Orcutt OPL Leases.

1.38. "Orcutt Non-Diatomite Operating Agreements" shall mean agreements in the form of Exhibit G designating PEL as operator of the Orcutt PEL Leases and Exhibit H

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designating GTL as operator of the Orcutt GTL Leases. It is understood that PEL and GTL may after the Closings on the Initial Orcutt Interests and the Second Orcutt Interests (i) consolidate operations into PEL, (ii) transfer operations to SMP, or (iii) do one of the above and the other subsequently. REP consents to both the consolidation of operations into PEL and/or the substitution of SMP as operator.

1.39. "Orcutt OPL Leases" shall mean the oil and gas leases described in Exhibit I attached hereto.

1.40. "Orcutt OPL Property" shall mean the Orcutt OPL Leases and the Orcutt OPL Property Rights.

1.41. "Orcutt OPL Property Rights" shall mean the Subject Property Rights with respect to the Orcutt OPL Leases.

1.42. "Orcutt PEL Leases" shall mean the oil and gas leases described in Exhibit J attached hereto.

1.43. "Orcutt PEL Property" shall mean the Orcutt PEL Leases and the Orcutt PEL Property Rights.

1.44. "Orcutt PEL Property Rights" shall mean the Subject Property Rights with respect to the Orcutt PEL Leases.

1.45. "Orcutt Property" shall mean the Orcutt GTL Property, the Orcutt PEL Property and the Orcutt OPL Property.

1.46. "Pacific Time" shall mean either Pacific Standard Time or Pacific Daylight Savings Time depending on which time is in effect on the date in question.

1.47. "Payout Computation Procedures" shall mean the procedures set forth in Exhibit K.

1.48. "PEL" shall mean Phoenix Energy, LLC.

1.49. "Permitted Encumbrance" shall mean:

(i) All assignments to REP subsequent to the assignments of the Initial Orcutt GTL Interest, Initial Orcutt OPL Interest and Initial Orcutt PEL Interest shall be subject to and encumbered by the Sector Mortgage Indebtedness;

(ii) All agreements, instruments, documents, liens, encumbrances, and other matters, and the terms and provisions thereof, described or referred to in Exhibit L hereto, but limited in all respects to the Purchased Property to which each applies;

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(iii)   Any materialman's, mechanics', repairman's, employees', contractors', operators', or other similar liens, security interests or charges for liquidated amounts arising in the ordinary course of business incidental to construction, maintenance, development, production or operation of the Purchased Property, or the production or processing of hydrocarbons therefrom, that are not delinquent at the particular time in question or, if delinquent, are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by Seller;

(iv)   Production sales contracts; division orders; contracts for sale, purchase, exchange, refining, processing or fractionating of hydrocarbons; compression agreements; equipment leases; surface leases; unitization and pooling designations, declarations, orders and agreements; processing agreements; plant agreements; pipeline, gathering, and transportation agreements; injection, repressuring, and recycling agreements; salt water or other disposal agreements; seismic or geophysical permits or agreements; and any and all other agreements which are ordinary and customary in the oil and gas exploration, development, or extraction business, or in the business of processing of gas and gas condensate production for the extraction of products therefrom;

(v)   Any liens for taxes not yet delinquent at the particular time in question or, if delinquent, that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by Seller;

(vi)   Any liens or security interests created by law or reserved in any Leases for royalty, bonus or rental or for compliance with the terms of any Purchased Property only to the extent such liens or security interests are inchoate and the amounts secured thereby are not delinquent at the particular time in question, or if delinquent, are being contested in good faith and for which adequate reserves have been established by Seller;

(vii)   Any easements, rights-of-way, servitudes, permits, licenses, surface leases and other rights with respect to surface operations, to the extent such matters do not interfere in any material respect with Seller's operation of the portion of the Purchased Property burdened thereby;

(viii)   All royalties, overriding royalties, net profits interests, carried interests, reversionary interests and other burdens, to the extent that the net cumulative effect of such burdens, as to a particular Purchased Property, does not operate to reduce the Net Revenue Interest of REP in such Purchased Property per each one percent (1%) of Working Interest below that set forth in Exhibit M;

(ix)   Conventional rights of reassignment arising upon surrender or abandonment of any Purchased Property;

(x)   Rights reserved to or vested in any governmental authority to control or regulate any of the Wells, Units or Leases included in the Purchased Property pursuant to applicable valid and subsisting laws and all valid, subsisting and applicable rules, regulations

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and orders of such authorities so long as the same have not been applied to reduce the Net Revenue Interest in such Purchased Property per each one percent (1%) of Working Interest below that set forth in Exhibit M;

          (xi)   Preferential rights to purchase and consents (A) the operation of which is not triggered or which are otherwise not applicable to the transactions contemplated hereby or (B) with respect to which waivers or consents have been obtained from the appropriate owner or holder thereof or the appropriate time period for asserting the right has expired without an exercise of the rights, in each case, prior to the Closing;

          (xii)   Any other defects and irregularities affecting the Purchased Property which individually or in the aggregate are not such as to interfere materially with the operation, value or use of the Purchased Property, taken as a whole or reduce the Net Revenue Interest of REP in the Purchased Property per each one percent (1%) Working Interest below that set forth in Exhibit M; and

          (xiii)   All matters visible and apparent on the ground or that would be revealed by a true and correct survey.

    1.50.   "Prior Agreements" shall mean (i) the Option Agreement dated April 24, 2007 between REP, NWCP and SMP with respect the NW Casmalia Project, (ii) the Letter Agreement dated July 23, 2007 between REP, NWCP and SMP superceding the April 24, 2007 Option Agreement with respect to the NW Casmalia Project, (iii) Letter Agreement dated April 24, 2007 between REP, SMP, GTL, PEL and OPL pertaining to the Orcutt Project, (iv) Letter Agreement dated May 4, 2007 between REP, GTL, PEL, OPL and SMP, (v) Letter Agreement dated July 23, 2007 between REP, SMP, GTL, PEL and OPL superceding the April 24, 2007 Letter Agreement pertaining to the Orcutt Project, (vi) Non-Binding Letter of Intent dated September 5, 2007 between REP and SMP, (vii) Letter Agreement dated June 10, 2006 between REP and SMP with respect to future SMP Projects, (viii) the Letter Agreement dated July 24, 2006 between REP and SMP amending the June 10, 2006 Letter Agreement with respect to Future SMP Projects (ix) the Letter Agreement dated June 10, 2006 between REP and SMP with respect to NW Casmalia, (x) the Letter Agreement dated July 24, 2006 amending the June 10, 2006 Letter Agreement with respect to NW Casmalia, and (xi) any other agreement between the SMP Parties and REP entered into prior to the date of this Agreement.

    1.51.   "Purchase Option Agreement" shall mean an Agreement in the form of Exhibit N attached hereto.

    1.52.   "Purchased Property" shall mean collectively, (i) the Initial Orcutt Interests and the Second Orcutt Interests, and (ii) any additional Orcutt Property and NW Casmalia Property, acquired by REP from the SMP Parties pursuant to the terms of the Transaction Documents.

    1.53.   "Release Agreement" shall mean an agreement in the form of Exhibit O.

1.54. "REP" shall mean Rock Energy Partners, LP and authorized assignees of Rock Energy Partners, LP that comply with Section 13.7 of this Agreement.

1.55. "Second Orcutt GTL Interest" shall mean (i) a 2.03374% BPO Working Interest and a 1.83037% APO Working Interest in the Orcutt GTL Leases, other than the Shell Lease, and (ii) a 1.834% BPO Working Interest and a 1.6506% APO Working Interest in the Orcutt GTL Property Rights. The parties have intentionally excluded the Shell Lease. The Second Orcutt GTL Interest shall be subject to and burdened by the GTL Adjustment ORRI.

1.56. "Second Orcutt Interests" shall mean the Second Orcutt GTL Interest, the Second Orcutt PEL Interest and the Second Orcutt OPL Interest.

1.57. "Second Orcutt OPL Interest" shall mean (i) a 1.834% BPO Working Interest and a 1.6506% APO Working Interest in the Orcutt OPL Leases, and (ii) a 1.834% BPO Working Interest and a 1.6506% APO Working Interest in the Orcutt OPL Property Rights.

1.58. "Second Orcutt PEL Interest" shall mean (i) a 1.834% BPO Working Interest and a 1.6506% APO Working Interest in the Orcutt PEL Leases, and (ii) a 1.834% BPO Working Interest and a 1.6506% APO Working Interest in the Orcutt PEL Property Rights.

1.59. "Sector Mortgage Indebtedness" shall mean the indebtedness of Seller to Sector Capital Corporation for advances pursuant to a Loan Agreement dated March 23, 2007, as amended.

1.60. "Seller" shall mean (i) GTL or its assignee with respect to any Orcutt GTL Property, (ii) PEL or its assignee with respect to any Orcutt PEL Property, (iii) OPL or its assignee with respect to any Orcutt OPL Property, and (iv) NWCP or its assignee with respect to any NW Casmalia Property.

1.61. "Shell Lease" shall mean the oil and gas lease dated October 22, 1975, the short form of which was recorded May 21, 1976 in Book 2613, Page 1562 by and between Shell Oil Company, as Lessor, and Montara Petroleum, as Lessee, in the Official Records of Santa Barbara County, California.

1.62. "SMP" shall mean Santa Maria Pacific, LLC.

1.63. "SMP Parties" shall mean SMP, GTL, PEL and OPL.

1.64. "Subject Property Rights" shall mean the Purchased Property rights and interests specified in subsections (i) through (vi) below, except for the Excluded Properties.

(i) All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalization agreements, declarations and/or orders including, without limitation, all Units, to the extent that they relate to the Leases;

(ii) The Wells;

(iii) Seller's interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Lands or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Lands;

(iv) To the extent assignable or transferable, Seller's interest in all easements, rights-of-way, licenses, permits, servitudes, surface leases, surface use agreements, and similar rights and interests to the extent applicable to or used in operating the Leases; and

(v) To the extent assignable or transferable, Seller's interest in all agreements, contracts and contractual rights, obligations and interests insofar only as they cover and are attributable to the property described in subsections (i) through (v) above.

1.43 "Title Opinions" shall mean (i) the opinion dated June 25, 2007 prepared by Rod C. Reynolds with respect to the Orcutt PEL Leases, and (ii) the draft opinion dated August 31, 2007 prepared by Rod C. Reynolds with respect to the Orcutt GTL Leases.

1.44 "Transaction Documents" shall mean this Agreement, the Development Agreement and the Purchase Option Agreement, together with all exhibits and schedules attached to each and referenced therein and any and all properly executed amendments to any thereof that expressly provide that they are to supplement, amend or revise one or more of the Transaction Documents.

1.45 "Units" shall mean all unitization, communitization and pooling agreements and orders covering the Lands and/or the Leases, or any portion thereof, and the pooled, unitized, and/or communitized areas created thereby.

1.46 "Wells" shall mean all oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or Lands unitized or pooled with the Leases.

1.47 "Working Interest" shall mean the interest in a Well, Unit, or Lease that is burdened with the obligation to bear a fractional share of the costs and expenses associated with the exploration, development and operation of such Well, Unit, or Lease.

Any term defined in other provisions of this Agreement shall have the meanings set out therein unless the context requires otherwise.

ARTICLE II

Initial Purchase And Sale

2.1 <u>Property Sold and Purchased</u>. Seller agrees to sell and REP agrees to purchase the Initial Orcutt Interests for the consideration hereinafter set forth and subject to the terms and provisions herein contained.

2.2 <u>Purchase Price</u>. The purchase price for the Initial Orcutt Interests shall be (i) the aggregate sum of all consideration paid by REP to the SMP Parties as of November 1, 2007, pursuant to the Prior Agreements (which is Four Million Seven Hundred Eighty Thousand and 00/100 Dollars ($4,780,000)), and (ii) the contractual undertakings pursuant to the Transaction Documents.

2.3 <u>Closing</u>. The Closing of the purchase and sale of the Initial Orcutt Interests contemplated hereby shall take place in the office of SMP (2400 Professional Parkway, Suite 205, Santa Maria, California 93455-6814) on December 13, 2007 at 10:00 a.m. Pacific Time.

2.4 <u>Delivery at Closing</u>. At the Closing, the following events shall occur, and each event shall be deemed to occur simultaneously with each other event.

    2.4.1 <u>Delivery by REP to Seller</u>.

        (a) The duly executed Orcutt Non-Diatomite Operating Agreement (GTL operator).

        (b) The duly executed Orcutt Non-Diatomite Operating Agreement (PEL operator).

        (c) The duly executed Orcutt Diatomite Operating Agreement.

        (d) The duly executed Release Agreement.

    2.4.2 <u>Delivery by Seller to REP</u>.

        (a) An assignment of the Initial Orcutt GTL Interest executed by GTL.

        (b) An assignment of the Initial Orcutt PEL Interest executed by PEL.

        (c) An assignment of the Initial Orcutt OPL Interest executed by OPL.

        (d) The duly executed Release Agreement.

(e)   A duly executed partial release of the Sector Mortgage Indebtedness solely as it relates to the Initial Orcutt Interests.

ARTICLE III

Second Purchase And Sale

3.1   Property Sold and Purchased. Seller agrees to sell and REP agrees to purchase the Second Orcutt Interests for the consideration hereinafter set forth and subject to the terms and provisions herein contained.

3.2   Purchase Price. The purchase price for the Second Orcutt Interests shall be (i) the sum of One Million and 00/100 Dollars ($1,000,000.00), and (ii) the contractual undertakings pursuant to this Agreement.

3.3   Closing. The Closing of the purchase and sale of the Second Orcutt Interests contemplated hereby shall take place in the office of SMP on December 13, 2007 at 10:00 a.m. Pacific Time.

3.4   Delivery at Closing.

3.4.1   Delivery by REP to Seller.

(a)   REP shall deliver by transfer of immediately available funds to an account designated by Seller One Million and 00/100 Dollars.

(b)   The duly executed Development Agreement.

(c)   The duly executed Purchase Option Agreement.

3.4.2   Delivery by Seller to REP.

(a)   An assignment of the Second Orcutt GTL Interest duly executed by GTL.

(b)   An assignment of the Second Orcutt PEL Interest duly executed by PEL.

(c)   An assignment of the Second Orcutt OPL Interest duly executed by OPL.

(d)   The duly executed Development Agreement.

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(e)   The duly executed Purchase Option Agreement.

3.5   Effect of Failure to Timely Close. In the event that REP fails to deliver the cash purchase price as provided in Section 3.4 on December 13, 2007, all rights to acquire (i) the Second Orcutt Interests, (ii) any interest in the Orcutt Property (other than as previously assigned), and (iii) any interest in the NW Casmalia Property shall automatically terminate.

3.6   Application of Funds. The $1,000,000 payment delivered to Seller at Closing shall be dedicated to Direct Costs of Approved Development Operations with respect to the Orcutt Leases in the manner set forth in Section 7.3.

ARTICLE IV

Representations And Warranties Applicable
To All Purchases And Sales

4.1   Reciprocal Representations and Warranties. Seller and REP each represent and warrant that the following statements are true and accurate as to itself as of the (i) execution date of the Transaction Documents, and (ii) on each Closing Date that the following statements are true and accurate as to itself.

4.1.1   Authority. It is duly organized and in good standing under the laws of the state of formation, is duly qualified to carry on its business in California and has all the requisite power and authority to enter into and perform the Transaction Documents.

4.1.2   Requisite Approvals. It has taken all necessary actions to fully authorize the execution and delivery of the Transaction Documents. It will have taken prior to any Closing all necessary actions to fully authorize execution and delivery of any transaction documents related to the Transaction Documents; and (ii) the consummation of the transactions contemplated by the Transaction Documents associated with such Closing.

4.1.3   Validity of Obligation. This Agreement and all other Transaction Documents it is to execute and deliver under this Agreement on or before each Closing Date (i) have been duly executed by its authorized representatives; (ii) constitute its valid and legally binding obligations; and (iii) are enforceable against it in accordance with their respective terms except as enforceability may be limited by application of bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

4.1.4   No Violation of Contractual Restrictions. Its execution, delivery and performance of the Transaction Documents and all other transaction documents it is to execute on or before each Closing Date do not conflict with or violate any agreement or instrument to which it is a party or by which it is bound. Notwithstanding the foregoing, at least one and perhaps more of the leases contain a provision requiring consent to assignment. Seller will endeavor in good faith to obtain any required consent. No representation is made as to

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whether such consent will be obtained.

4.1.5   No Violation of Other Legal Restrictions. Its execution, delivery and performance of the Transaction Documents and all other transaction documents it is to execute on or before each Closing Date do not violate any law, rule, regulation, ordinance, judgment, decree or order to which it or the Purchased Property is subject.

4.1.6   Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, or to its actual knowledge being contemplated by or, threatened against it.

4.1.7   Brokers Fees. It has not incurred any obligation for brokers, finders or similar fees for which the other party would be liable.

4.1.8   No Restraining Litigation. To its knowledge, other than as described in Exhibit P, there is no action, suit, proceeding, claim or investigation by any person, entity, administrative agency or governmental body pending or, to its knowledge, threatened, against it before any court or governmental agency that seeks substantial damages in connection with, or seeks to restrain, enjoin, materially impair or prohibit the consummation of all or part of the transactions contemplated in the Transaction Documents or associated with any Closing provided for hereunder except as otherwise disclosed prior to the applicable Closing Date.

4.1.9   Subject Claims. There has been no assignment or conveyance, in whole or in part of the Subject Claims.

4.2   Seller's Representations and Warranties. Seller makes no warranty as to its ownership of the Purchased Property, however, Seller agrees to defend title to the Net Revenue Interest per Working Interest percentage in the Purchased Property set forth in Exhibit M against the claims and demands (other than the Permitted Encumbrances) of all persons claiming the same or any part thereof by, through or under Seller but not otherwise. It is understood that any title failure not arising by, through or under Seller shall reduce the Net Revenue Interest of REP on a proportionate basis.

4.3   Purchaser's Representations and Warranties. By its execution of the Transaction Documents, Purchaser represents and warrants to Seller that the following statements are true and accurate, as of the execution date of the Transaction Documents. In addition, REP shall represent and warrant on each Closing Date that the following statements are true and accurate.

4.3.1   Independent Evaluation. REP is an experienced and knowledgeable investor in the oil and gas business. In making the decision to enter into the Transaction Documents, REP has been advised by and has relied solely on its own expertise and legal, tax, reservoir engineering and other professional counsel concerning this transaction, the Purchased Property and the value thereof.

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4.3.2   Securities Laws and REP's Other Dealings. REP has complied with all federal and state securities laws applicable to the purchase of the Purchased Property and will comply with such laws if it subsequently disposes of all or any part of the Purchased Property. REP is acquiring the Purchased Property for its own account and not with a view to, or for offer of resale in connection with, a distribution thereof, within the meaning of the Securities Act of 1933, 15 U.S.C. § 77(a) et seq., and any other rules, regulations, and laws pertaining to the distribution of securities. REP has fully disclosed the terms of this Agreement and the Prior Agreements to all partners, investors and financial institutions. REP has not disclosed to the SMP Parties the source of REP's funding for the purchase price of the Purchased Property. REP has not involved the SMP Parties in the process of providing information pertaining to the Orcutt Property, NW Casmalia Property or any other oil and gas properties to any partners, investors or financial institutions. REP has not disclosed to the SMP Parties the terms of any agreement between REP and any investor, partner or financial institution.

4.3.3   Knowledge and Experience. REP has (and had prior to negotiations regarding the Purchased Property) such knowledge and experience in the ownership and operation of oil and gas properties and financial and business matters as to be able to evaluate the merits and risks of an investment in the Purchased Property. REP is able to bear the risks of an investment in the Purchased Property and understand the risks of, and other considerations relating to, the purchase of the type of assets that comprise the Purchased Property.

4.3.4   Opportunity to Verify Information. As of each Closing Date, REP has been furnished with materials relating to the Purchased Property requested by REP under the Transaction Documents and has been afforded the opportunity to ask questions of the Seller (or a person or persons acting on its behalf) concerning the Purchased Property. REP has made its own independent investigation of the Purchased Property to the extent necessary to evaluate the Purchased Property. At Closing, REP shall be deemed to have knowledge of all facts contained in all materials, documents and other information which REP has been furnished or to which REP has been given access.

4.3.5   Merits and Risks of an Investment in the Purchased Property. REP understands and acknowledges that: (i) an investment in the Purchased Property involves certain risk; (ii) neither the United States Securities and Exchange Commission nor any federal, state or foreign agency has passed upon the Purchased Property or made any finding or determination as to the fairness of an investment in the Purchased Property or the accuracy or adequacy of the disclosures made to REP.

4.3.6   Equipment and Well Condition and Operations. REP has been given the opportunity to inspect the Wells, equipment and facilities on the Lands. REP is fully aware that (i) some of the equipment and facilities on the Lands need immediate repair, (ii) the records for the Wells are incomplete and accordingly it is not possible to predict what operations can be successfully performed within any particular Well, (iii) it is not possible to determine with certainty how much each Well produces due to lack of proper gauging and accordingly it is not possible to determine with certainty whether a particular Well is economic or non-economic, and (iv) an affiliate of Breitburn Energy has recently indicated an interest in constructing

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residential units on a portion of the Lands with the Orcutt Leases.

4.3.7 <u>Environmental Matters</u>. REP has inspected the property subject to the Transaction Documents. REP is fully aware that (i) oil and gas operations have been conducted upon the Orcutt Leases and Lands since approximately 1900, (ii) a significant number of Wells may need to be plugged and abandoned, (iii) significant environmental remediation will be required, (iv) the SMP Parties alleged in litigation styled *Phoenix Energy, Inc. v. Careaga Hydrocarbons, Inc.*, under Case No. 1230506, in the Superior Court of California, County of Santa Barbara, Cook Division, that the property was not operated in compliance with all environmental regulations and statutes, and (v) significant additional expenditures will in the future be required with respect to environmental remediation which may affect the development potential of the Purchased Property.

4.4 <u>Notice of Changes</u>. Prior to Closing, Seller and REP will each give the other prompt written notice of any matter materially affecting any of their representations or warranties under this Article IV or rendering any such warranty or representation untrue or inaccurate.

4.5 <u>Representations and Warranties Exclusive</u>. All representations and warranties contained in the Transaction Documents (including without limitation those in this Article IV) are exclusive, and are given in lieu of all other representations and warranties, express or implied.

4.6 <u>Operating Agreements</u>. REP understands that (i) all operations will be conducted pursuant to the terms of the applicable Operating Agreement, (ii) it will be responsible for timely payment of it's share of the expenses pursuant to the terms of the applicable Operating Agreement, (iii) it's interest will be subject to an operator's lien pursuant to the applicable Operating Agreement, and (iv) nothing in the Transaction Documents alters or otherwise impairs any operator's lien rights.

ARTICLE V

Disclaimer Of Warranties Applicable
To All Purchases And Sales

5.1 TITLE AND ENCUMBRANCES. SELLER CONVEYS THE PURCHASED PROPERTY TO REP SUBJECT TO THE PERMITTED ENCUMBRANCES WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. SPECIFICALLY WITH RESPECT TO THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR THE PIPELINES COMPRISING A PART OF THE PURCHASED PROPERTY, SELLER EXPRESSLY DISCLAIMS, AND REP HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT SELLER OWNS THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTIGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT

TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT, OR REMOVE THE PIPELINES. SELLER EXPRESSLY DISCLAIMS, AND REP HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT THERE ARE ANY EASEMENTS, RIGHTS-OF-WAY, OR PERMITS IN FORCE AND EFFECT WITH RESPECT TO THE PIPELINES. NO DUTY IS OWED BY THE SMP PARTIES TO REP WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OTHER THAN AS SET FORTH IN ARTICLE VIII. THE SMP PARTIES SHALL HAVE NO LIABILITY TO REP AS A RESULT OF ANY DEFAULT BY THE SMP PARTIES WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OR ANY ACTION TAKEN BY SECTOR CAPITAL CORPORATION AS A CONSEQUENCE OF SUCH DEFAULT.

5.2 <u>CONDITION AND FITNESS OF THE PURCHASED PROPERTY</u>. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, SELLER CONVEYS THE PURCHASED PROPERTY TO REP WITHOUT ANY EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND RELATING TO (i) THE CONDITION OR MERCHANTABILITY OF THE PURCHASED PROPERTY, OR (ii) THE FITNESS OF THE PURCHASED PROPERTY FOR A PARTICULAR PURPOSE. REP HAS INSPECTED, OR BEFORE CLOSING WILL INSPECT OR WILL HAVE BEEN GIVEN THE OPPORTUNITY TO INSPECT, THE PURCHASED PROPERTY AND IS SATISFIED AS TO THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY AND ENVIRONMENTAL CONDITION (BOTH SURFACE AND SUBSURFACE) OF THE PURCHASED PROPERTY AND ACCEPTS THE PURCHASED PROPERTY "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN ITS PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, QUALITY, QUANTITY, VOLUME OR DELIVERABILITY OF ANY OIL, GAS OR OTHER· MINERALS OR RESERVES (IF ANY) IN, UNDER OR ATTRIBUTABLE TO THE PURCHASED PROPERTY (INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OR DRILLING OPPORTUNITIES), (ii) ALLOWABLES, OR OTHER REGULATORY MATTERS, (iii) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY OR ENVIRONMENTAL CONDITION OF THE PURCHASED PROPERTY, (iv) PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, OR (v) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE PURCHASED PROPERTY OR ANY VALUE THEREOF.

5.3 <u>INFORMATION ABOUT THE PURCHASED PROPERTY</u>. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, THE SMP PARTIES DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENTS OR COMMUNICATIONS (ORALLY OR IN WRITING) TO REP (INCLUDING, BUT NOT LIMITED TO, ANY INFORMATION CONTAINED IN ANY OPINION, INCLUDING THE TITLE OPINIONS, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY SUCH PARTY BY ANY EMPLOYEE, OFFICER, DIRECTOR, AGENT, CONSULTANT, ENGINEER OR ENGINEERING FIRM, REPRESENTATIVE, PARTNER, MEMBER, BENEFICIARY, STOCKHOLDER OR CONTRACTOR) WHEREVER AND HOWEVER MADE WITH RESPECT TO THE

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PURCHASED PROPERTY. THE SMP PARTIES MAKE NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO REP IN CONNECTION WITH THE PURCHASED PROPERTY. ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY THE SMP PARTIES ARE PROVIDED TO REP AS A CONVENIENCE AND REP'S RELIANCE ON OR USE OF THE SAME IS AT REP'S SOLE RISK. REP RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. REP EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT REP'S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST THE SMP PARTIES. REP HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THE TRANSACTION DOCUMENTS, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO REP.

5.4 <u>UNLEASED INTERESTS</u>. THERE ARE UNLEASED UNDIVIDED INTERESTS IN THE LANDS COVERED BY THE ORCUTT GTL LEASES AND THE ORCUTT OPL LEASES. ATTACHED AS EXHIBIT Q IS A LIST OF THE UNLEASED INTERESTS.

5.5 <u>LEASE EXPIRATION</u>. NO REPRESENTATION IS MADE BY THE SMP PARTIES AS TO THE PERIOD OF TIME THAT THE ORCUTT LEASES AND NW CASMALIA LEASES WILL REMAIN IN FORCE AND EFFECT SUBSEQUENT TO THE CLOSING WITH RESPECT TO THE SECOND ORCUTT INTERESTS. THE DEVELOPMENT AGREEMENT AND THE PURCHASE OPTION AGREEMENT SHALL NOT BE APPLICABLE TO ANY LEASE WHICH TERMINATES PRIOR TO THE EXERCISE OF AN OPTION THEREUNDER.

5.6 <u>OPERATIONS</u>. NO REPRESENTATION EXPRESS OR IMPLIED IS MADE BY THE SMP PARTIES AS TO (i) WHAT OPERATIONS WILL BE PERFORMED AND EXPENDITURES INCURRED IN ADDITION TO THE APPROVED DEVELOPMENT OPERATIONS, (ii) THE TIME AT WHICH OPERATIONS IN ADDITION TO THE APPROVED DEVELOPMENT OPERATIONS WILL BE PERFORMED, (iii) WHETHER ALL APPROVED DEVELOPMENT OPERATIONS WILL BE PERFORMED, OR (iv) THE ACTUAL ULTIMATE COST OF ANY OPERATION, INCLUDING THE APPROVED DEVELOPMENT OPERATIONS. REP UNDERSTANDS THAT THERE MAY BE SIGNIFICANT EXPENSES IN EXCESS OF THE ESTIMATED COSTS OF OPERATIONS, INCLUDING WITH RESPECT TO THE APPROVED DEVELOPMENT OPERATIONS WHICH WOULD RESULT IN REMAINING APPROVED DEVELOPMENT

OPERATIONS NOT BEING PERFORMABLE WITHOUT FUNDS IN ADDITION TO THE CARRY OBLIGATION. THIS AGREEMENT DOES NOT LIMIT THE OPERATOR'S RIGHT TO PROPOSE AND PERFORM OPERATIONS PURSUANT TO THE APPLICABLE OPERATING AGREEMENT THAT WILL REQUIRE EXPENDITURES IN ADDITION TO THE CARRY OBLIGATION.

5.7 NORM. REP ACKNOWLEDGES THAT IT HAS BEEN INFORMED THAT OIL AND GAS PRODUCING FORMATIONS CAN CONTAIN NATURALLY OCCURRING RADIOACTIVE MATERIAL. SCALE FORMATION OR SLUDGE DEPOSITS CAN CONCENTRATE LOW LEVELS OF NORM ON EQUIPMENT, MATERIALS AND OTHER PURCHASED PROPERTY. SOME OR ALL OF THE EQUIPMENT, MATERIALS AND OTHER PURCHASED PROPERTY SUBJECT TO THE TRANSACTION DOCUMENTS MAY HAVE LEVELS OF NORM ABOVE BACKGROUND LEVELS. A HEALTH HAZARD MAY EXIST IN CONNECTION WITH THE EQUIPMENT, MATERIALS AND OTHER PURCHASED PROPERTY BY REASON THEREOF. THEREFORE, REP MAY NEED TO FOLLOW SAFETY PROCEDURES WHEN HANDLING THE EQUIPMENT, MATERIALS AND OTHER PURCHASED PROPERTY.

5.8 DISCLAIMERS DEEMED CONSPICUOUS. TO THE EXTENT REQUIRED TO BE OPERATIVE, REP HEREBY AGREES THAT THE DISCLAIMERS OF WARRANTIES CONTAINED IN THE TRANSACTION DOCUMENTS ARE CONSPICUOUS DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW, RULE OR ORDER.

ARTICLE VI

Relation Of Parties And Acknowledgments

6.1 No Partnership. The parties acknowledge that the Transaction Documents, and the activities which may be under or pursuant hereto are not intended, and shall not be construed, to create a partnership, a joint venture, agency relationship, or other fiduciary relationship among the parties hereto within the meaning of the federal common law nor under the applicable laws of any state nor under the laws of the state of which either party is incorporated, organized or conducting business.

6.2 Non-Affiliation. The SMP Parties have no ownership interest in REP. REP has no ownership interest in the SMP Parties. There is no agreement pursuant to which any SMP Party would merge or consolidate with REP. The Transaction Documents, upon execution (and the agreements provided for herein), will be the only agreements between the parties.

ARTICLE VII

Operations

7.1 <u>Operating Agreement</u>. All operations will be conducted in accordance with the applicable Operating Agreement. REP consents to PEL or SMP service as operator.

7.2 <u>Development Committee</u>. A committee composed of representatives of Seller and REP shall meet quarterly to discuss the status of operations. The purpose of the meeting shall be to share information. All decisions with respect to operations will be made pursuant to the terms of the applicable Operating Agreement.

7.3 <u>Carry Obligation</u>. The funds paid to Seller at the Closing conducted with respect to the Purchase of the Second Orcutt Interests and each subsequent Closing pursuant to the Development Agreement shall be applied to satisfy the Carry Obligation. Any expenditure that is included in the Approved Development Operations that is made by the Carry Obligation Beneficiaries in advance of the receipt of the (i) payment pursuant to Section 3.2, or (ii) any option exercise payments by REP pursuant to the Development Agreement shall be repaid to the Carry Obligation Beneficiaries out of such funds upon receipt, so long as such expenditures were made by the Carry Obligation Beneficiaries as Direct Costs of Approved Development Operations out of funds owned and held by the Carry Obligation Beneficiaries.

ARTICLE VIII

Partial Lien Release

REP may, at its option, cause the Sector Mortgage Indebtedness to be released as to REP's interest by payment to SMP of REP's proportionate share of the Sector Mortgage Indebtedness. For purposes of calculating the amount of REP's payment, the Sector Mortgage Indebtedness will be fixed at the lesser of (i) $7,500,000, and (ii) the outstanding balance thereof as of the partial release payment date. REP's proportionate share shall be its Working Interest percentage in the subject property (with respect to the Orcutt GTL Property using the Orcutt GTL Property Rights Working Interest in place of the Orcutt GTL Lease Working Interest). Even though the Initial Orcutt Interests are not burdened by the Sector Mortgage, following the Closing on the second purchase and sale in accordance with Article III of this Agreement and prior to the exercise of any option under the Development Agreement, REP's proportionate share would nonetheless be 3.333% of the Sector Mortgage Indebtedness, not to exceed $250,000 (3.333% of $7,500,000). The scope of the partial release would be limited to the Initial Orcutt Interests and the Second Orcutt Interests. Any additional interest in the Orcutt Property acquired by REP after a partial release payment shall be subject to and burdened by the Sector Mortgage Indebtedness unless and until REP causes same to be released by payment of the proportionate share of the Sector Mortgage Indebtedness attributable thereto. Upon SMP's receipt of the partial release payment from REP, SMP will

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deliver same to Sector Capital Corporation in exchange for the partial release.

ARTICLE IX

Indemnities

9.1   Definition of Claims. As used in this Article, the term "Claims" means any and all losses, liabilities, damages, punitive damages, obligations, expenses, fines, penalties, costs, claims, causes of action and judgments for: (a) breaches of contract; (b) loss or damage to property, injury to or death of persons (including illness and disease), and other tortious injury; and (c) violations of applicable laws, rules, regulations, orders or any other legal right or duty actionable at law or equity. The term "Claims" also includes reasonable attorney's fees, court costs, and other reasonable costs resulting from the investigation or defense of any Claim within the scope of the indemnities in this Agreement.

9.2   Application of Indemnities.

9.2.1   Covered Claims and Parties. All indemnities set forth in this Agreement extend to the officers, directors, employees and affiliates of the party indemnified. The indemnities set forth in this Agreement do not extend to any party of an indemnified Claim that (a) is the result of the gross negligence, willful misconduct or fraud of the indemnified party, (b) is the result of the imposition of punitive damages on the indemnified party arising from the acts or omissions of the indemnified party, or (c) is the result of the imposition of civil or criminal fines or penalties by any court or regulatory authority on the indemnified party due to the indemnified party's failure to comply with applicable laws, regulations or orders.

9.2.2   Express Negligence Disclosure. UNLESS THIS AGREEMENT EXPRESSLY PROVIDES TO THE CONTRARY, THE INDEMNITY, RELEASE, WAIVER AND ASSUMPTION PROVISIONS SET FORTH IN THIS AGREEMENT APPLY REGARDLESS OF WHETHER THE INDEMNIFIED PARTY (OR ITS EMPLOYEES, AGENTS, CONTRACTORS, SUCCESSORS OR ASSIGNS) CAUSES, IN WHOLE OR PART, AN INDEMNIFIED CLAIM, INCLUDING WITHOUT LIMITATION INDEMNIFIED CLAIMS ARISING OUT OF OR RESULTING, IN WHOLE OR IN PART, FROM, OUT OF OR IN CONNECTION WITH THE CONDITION OF THE PURCHASED PROPERTY OR THE INDEMNIFIED PARTY'S (OR ITS EMPLOYEES', AGENTS', REPRESENTATIVES', CONTRACTORS', SUCCESSORS' OR ASSIGNS') SOLE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR FAULT. REP AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

9.2.3   Other Limitations. The indemnities in this Agreement do not relieve the parties to this Agreement from any obligations to third parties. The indemnities of the parties in this Agreement do not relieve the indemnified party from any obligations of the indemnified party under the terms of any operating agreement or other cost-sharing arrangement which is applicable. There will be no upward or downward adjustment in the purchase price as a result of any matter for which REP or Seller is indemnified under this Agreement.

9.3 REP Indemnity. REP SHALL INDEMNIFY, DEFEND AND HOLD THE SMP PARTIES HARMLESS from and against any and all Claims caused by, resulting from or incidental to:

9.3.1 Any obligations for brokerage or finder's fee or commission incurred by REP in connection with its acquisition of the Purchased Property;

9.3.2 Any violation by REP o f state or federal securities laws or REP's dealings (including any dealings in breach of REP's warranties and representations in Sections 4.1 and 4.3) with its partners, investors, financial institutions, or other third parties in connection with (i) the Prior Agreements, (ii) the Transaction Documents, (iii) acquisition of the Purchased Property, or (iv) any subsequent sale or other disposition of the Purchased Property (or portion thereof) by REP, or its affiliates;

9.3.3 Any Claim by a partner, investor, financial institution or other third party arising under or related to any agreement between REP and such partner, investor, financial institution or other third party;

9.3.4 Any Claim by a partner, investor, financial institution or other third party based upon a representation made by REP, directly or indirectly, relating to the Prior Agreements, the Transaction Documents, the NW Casmalia Property, the Orcutt Property, any other oil and gas property, or any development operations with respect to any oil and gas property; or

9.3.5 Any Claim by a third party based upon a breach by REP of any covenant, representation or warranty provided for in the Transaction Documents.

9.4 SMP Parties Indemnity. The SMP Parties shall indemnify, defend and hold harmless REP from any and all Claims caused by, resulting from or incidental to:

9.4.1 Any obligation for brokerage or finder's fee or commission incurred by the SMP Parties in connection with the sale of the Purchased Property;

9.4.2 Any Claim by a third party based upon a breach of an SMP Party's covenant, representation or warranty provided for in the Transaction Documents; or

9.4.3 Any lien or Claim with respect to the Sector Mortgage Indebtedness solely as it relates to the Initial Orcutt Interests.

9.4.4 Any lien or Claim with respect to the Sector Mortgage Indebtedness solely as it relates to the Initial Orcutt Interests or any interest as to which a partial release has been purchased by REP in accordance with Article VIII. In other words, the indemnity pursuant to this provision is limited to REP's interest in the subject property for which REP timely paid its proportionate share of the Sector Mortgage Indebtedness in accordance with Article VIII.

9.5   Notices and Defense of Indemnified Claims. Each party shall immediately notify the other party of any Claim of which it becomes aware and for which it is entitled to indemnification from the other party under the Transaction Documents. The indemnifying party shall be obligated to defend at the indemnifying party's sole expense any litigation or other administrative or adversarial proceeding against the indemnified party relating to any Claim for which the indemnifying party has agreed to indemnify and hold the indemnified party harmless under the Transaction Documents. However, the indemnified party shall have the right to participate with the indemnifying party in the defense of any such Claim at its own expense.

ARTICLE X

Alterative Dispute Resolution

10.1   Alternative Dispute Resolution. This Article shall not be applicable to enforcement of any provision of the Operating Agreements. The rights of the parties under the Operating Agreements shall be enforced in accordance with the terms of the Operating Agreements. For the limited purpose of this Article the term "Transaction Documents" shall not include the Operating Agreements. Compliance with this Article shall constitute a condition precedent to either party seeking judicial enforcement of any provisions of the Transaction Documents. Any dispute concerning the Transaction Documents shall be resolved under the mediation and binding arbitration procedures of this Article X. Upon the occurrence of any dispute between REP and Seller in connection 'with their rights and obligations under the Transaction Documents, REP and Seller will first attempt in good faith to resolve all disputes by negotiations between management level persons who have authority to settle the controversy. If either party believes further negotiations are futile, such party may initiate the mediation process by so notifying the other party in writing. Both parties shall then attempt in good faith to resolve the dispute by mediation in Santa Maria, California, employing management level persons with authority to settle the dispute, in accordance with the Center for Public Resources Model Procedure for Mediation of Business Disputes, as such procedure may be modified by agreement of the parties. The parties shall share the cost of the mediator equally. If the dispute has not been resolved pursuant to mediation within sixty (60) days after initiating the mediation process, the dispute shall be finally resolved through binding arbitration, as follows:

(a)   If any dispute or controversy shall arise between the parties out of the Transaction Documents, the alleged breach thereof or any tort in connection therewith, or out of the refusal to perform the whole or any part thereof, and the parties shall be unable to agree with respect to the matter or matters in dispute or controversy, the same shall be submitted to arbitration before a panel of arbitrators in accordance with the Federal Arbitration Act and the Commercial Arbitration Rules of the American Arbitration Association, to the extent that such Rules do not conflict with the terms of such Act or the terms of the Transaction Documents. The panel of arbitrators shall be chosen as follows: Upon the written demand of either party

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and within ten (10) working days from the date of such demand, each party shall name an arbitrator and these two so named shall promptly thereafter choose a third. If either party shall fail to name an arbitrator within ten (10) working days from such demand, the other party shall name the second arbitrator as well as the first, or if the two arbitrators shall fail within ten (10) working days from their appointment to agree upon and appoint the third arbitrator, then upon written application by either party such third arbitrator may be appointed by the then presiding judge of the Superior Court of the State of California in and for the County of Santa Barbara, acting as an individual. The party making the application shall give the other party ten (10) day's notice of the application. All arbitrators selected to act hereunder shall be qualified by education, experience, and training to pass upon the particular matter or matters in dispute. All arbitrators selected under the Transaction Documents shall have at least fifteen (15) years professional experience in the oil and gas exploration and development industry and shall not previously have been employed by either party and shall not have a direct or indirect interest in either party or the subject matter of the arbitration.

(b)   The panel of arbitrators so chosen shall proceed promptly to hear and determine the matter or matters in dispute, after giving the parties due notice of hearing. Unless otherwise determined by the arbitrators, the hearing and presentations of the parties shall not exceed five (5) days cumulative. The location of all arbitration proceedings hereunder shall be Santa Barbara County, California. The award of the panel of arbitrators or a majority thereof shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances. In the event of the panel or a majority thereof failing to make an award within sixty (60) days after the appointment of the third arbitrator, new arbitrators may at the election of either party be chosen in like manner as if none had been previously selected.

(c)   The award of the arbitrators, or a majority thereof, shall be in writing, determined in accordance with the substantive laws of the State of California, and shall be final and binding on the parties as to the question or questions submitted, and the parties shall abide by such award and perform the conditions thereof. The award of the arbitrators shall be based on the applicable law and facts, the merits of the parties' positions in the controversy or dispute, and the arbitrators' assessment of the fairness and reasonableness of any settlement proposal of any party. The award shall not provide or create any rights or benefits in any person or entity which is not a party to the Transaction Documents, as the Transaction Documents and any arbitration thereunder shall not be construed as a third party beneficiary contract. Unless otherwise determined by the arbitrators, all expenses in connection with such arbitration shall be divided equally between the parties thereto, except that the expenses of counsel, witnesses, and employees of each party shall be borne solely by the party incurring them, and the compensation of any arbitrator named by a party shall be borne solely by such party; provided that if court proceedings to stay litigation or compel arbitration are necessary, the party who unsuccessfully opposes such proceedings shall pay all reasonable associated costs, expenses and attorney's fees of such court proceedings.

(d)   The arbitrators shall not be required to explain reasons for the award. No transcript or other recording shall be made of the arbitration proceedings. Except (i) in connection with a suit for enforcement of the award, (ii) as required by law, court order or regulation, (iii) when reasonably necessary to explain the terms and conditions of the award to outside attorneys, auditors, and insurers, or (iv) as part of good faith compliance with disclosure obligations under applicable law, the arbitration proceedings, the award, and the parties' actions in connection with the arbitration are confidential and shall not be disclosed to third parties, and no disclosure of or reference to the arbitration, the award, or of the parties' statements or actions in connection with the arbitration shall be made to any third party. All offers, promises, conduct, statements, and evidence, whether oral or written, made in the course of the arbitration by any of the parties, their agents, employees, experts, or attorneys are confidential. Such offers, promises, conduct, statements, and evidence shall be considered inadmissible under Rule 408 of the Federal Rules of Evidence and any similar state provisions, and shall be inadmissible for any purpose, including impeachment. However, evidence that is otherwise admissible shall not be rendered inadmissible as a result of its use in the arbitration.

(e)   The award of the panel of arbitrators and the obligation to abide by same and perform the conditions thereof shall not be appealable and shall be enforceable in any state district court for Santa Barbara County, California or the federal court for the Central District of California having jurisdiction. Each party shall bear its own attorneys' fees in connection with any enforcement of an arbitration award, or in any other court litigation arising out of the Transaction Documents.

(f)   The provisions of Article X shall not limit the obligation of a party to defend, indemnify or hold harmless the other party against Claims as provided in Article IX .

ARTICLE XI

Area of Mutual Interest

11.1   Area. REP and Seller agree to an AMI. Up to December 13, 2009, the AMI shall be Santa Barbara County, California. During the period December 13, 2009 through December 13, 2012, the AMI shall be limited to the area within one half mile of the boundary of any oil and gas lease within the pre-December 13, 2009 AMI, as to which both Seller and REP own a Working Interest.

11.2   Notice. If during the term of the AMI, any party should acquire by purchase, assignment or otherwise an interest in any oil and gas lease, lease or seismic option, mineral interests, royalty interests, farmout, or any other interests in the mineral estate, including any contractual rights to acquire such interest, which gives the owner thereof the right to explore, drill for, and/or participate in the production of oil, gas or other hydrocarbons and constitute elements thereof or produced there from ("Mineral Interests"), the party acquiring the rights ("Acquiring Party") shall within 5 Business Days thereafter notify in writing the other parties hereto ("Offeree") of such acquisition. Such notice shall include a copy of all instruments of acquisition including, by way of example but not of limitation, copies of the leases, assignments, subleases, farmouts, or other contracts affecting the Mineral Interests, a plat of the lands covered by the Mineral Interests, any title information and workpapers available relevant to the acquisition, evidence of payments made (i.e., paid drafts, brokers' invoices, etc.) and an itemized statement of Leasehold Acquisition Costs. For purposes of this Article the term "Leasehold Acquisition Costs" shall mean all direct costs incurred in connection with acquiring the Mineral Interests, including, but not limited to, bonuses and other consideration paid for such Mineral Interests and the expenses and per diems of third parties excluding, however, costs and expenses of its own personnel.

11.3   Acquisition Right.   Each Offeree shall have the right but not the obligation to acquire its share in the proportion to which its interest in the AMI bears to the aggregate interest in the AMI of the Acquiring Party and all other non-acquiring party(s) who have elected not to acquire an interest in the Mineral Interests so offered.

11.4   Exercise Deadline.   Offeree shall have thirty (30) days after receipt of such offer, or within five (5) days when there is a Well drilling in the area which, in the opinion of the Acquiring Party could reasonably affect the value of the Mineral Interests, within which to elect to purchase such interest by notifying the Acquiring Party, in writing of its election to acquire its percentage share of such Mineral Interests.   Failure of Offeree to notify the Acquiring Party within such time period shall be deemed an election by Offeree not to acquire an interest in such Mineral Interests.   If an Offeree elects not to participate in the acquisition of Mineral Interests, then such Offeree shall forfeit the right to participate in the renewal or extension of such Mineral Interests.   Those party(s) which elect to acquire their proportionate share of such Mineral Interests are hereinafter referred to as the "Participating Party(s)".

11.5   Payment and Default.   Promptly after the notice and election period have expired, the Acquiring Party shall invoice each Participating Party for its proportionate part of the Lease Acquisition Costs.   Each Participating Party shall immediately reimburse the Acquiring Party for its share of the Lease Acquisition Costs.   If the Acquiring Party does not receive the amount from the Participating Party within ten (10) days after the receipt by such party of the invoice for its share of the Lease Acquisition Costs, the Acquiring Party may, at its election, give written demand notice to such delinquent party that the failure of the Acquiring Party to receive the amount due within forty-eight (48) hours after receipt of such demand notice by the delinquent Participating Party shall constitute a withdrawal by the delinquent party of its former election to acquire the Mineral Interests, and such delinquent Participating Party shall forfeit the right to participate in the acquisition of the Mineral Interests.

11.6   Assignment.   Upon receipt of said payment, the Acquiring Party shall execute and deliver to each Participating Party an appropriate assignment.   The assignment will be on the same terms and with the same effective date as that obtained by the Acquiring Party. Acquiring Party shall place no additional burdens against such lease other than those directly associated with the acquisition of such Mineral Interests.   The assignment will (to the extent permitted under the underlying documents) assign rights with respect to warranties which Acquiring Party may have received.   No warranty of title whether expressed or implied shall be made by Acquiring Party except by, through and under it.

11.7   Operating Agreement. SMP or its designee shall serve as operator of any property acquired within the AMI. The operating agreement will be in a form that is identical to the NW Casmalia Operating Agreement insofar as diatomite operations are concerned and identical to the Orcutt Non-Diatomite Operating Agreement insofar as non-diatomite operations are concerned except for the lands and parties subject to the agreement.

ARTICLE XII

Notices

12.1   Notices. All notices and other communications required under the Transaction Documents shall (unless otherwise specifically provided herein) be in writing and be delivered personally, by recognized commercial courier or delivery service which provides a receipt, by telecopier (with receipt acknowledged), or by registered or certified mail (postage prepaid), at the following addresses:

If to REP:	Rock Energy Partners, L.P. 10375 Richmond Ave., Suite 2100 Houston, Texas 77042 Attention: Rocky Emery Phone: (713) 954-3600 Fax: (713) 954-3601 Email: Emeryrocky1@aol.com
	Rock Energy Partners, L.P. 10375 Richmond Ave., Suite 2100 Houston, Texas 77042 Attention: Tom Elliott Phone: (713) 954-3600 Fax: (713) 954-3601 Email: tom.elliott@rockenergypartners.com
If to SMP:	Santa Maria Pacific, LLC Post Office Box 7202 Santa Maria, California 93456-7202 Phone: (805) 938-3320 Fax: (805) 938-3340 Email: davidlpratt@sbcglobal.net
If to PEL:	Phoenix Energy, LLC Post Office Box 7202 Santa Maria, California 93456-7202 Phone: (805) 938-3320 Fax: (805) 938-3340

Email: davidlpratt@sbcglobal.net

If to NWCP:	NW Casmalia Properties, LLC
	Post Office Box 7202
	Santa Maria, California 93456-7202
	Phone: (805) 938-3320
	Fax: (805) 938-3340
	Email: davidlpratt@sbcglobal.net

If to OPL:	Orcutt Properties, LLC
	Post Office Box 7202
	Santa Maria, California 93456-7202
	Phone: (805) 938-3320
	Fax: (805) 938-3340
	Email: davidlpratt@sbcglobal.net

If to GTL:	Gitte-Ten, LLC
	Post Office Box 7202
	Santa Maria, California 93456-7202
	Phone: (805) 938-3320
	Fax: (805) 938-3340
	Email: davidlpratt@sbcglobal.net

or such other street address within the continental limits of the United States as a party may designate for itself by giving notice to the other party, in the manner provided in this Section, at least 10 days prior to the effective date of such change of address. All notices given by personal delivery, courier or mail shall be effective on the date of actual receipt at the appropriate address as provided above. Notices given by telecopier, if receipt is confirmed by the transmitting device, shall be effective upon actual receipt if received during recipient's normal business hours or at the beginning of the next business day after receipt if received after the recipient's normal business hours. Delivery by email shall not satisfy the formal notice requirements of the Transaction Documents.

ARTICLE XIII

Miscellaneous

13.1 Form of Assignment. All assignments to be delivered pursuant to the Transaction Documents shall be substantially in the form of Exhibit R.

13.2 Further Assurances. After the Closing, Seller shall execute and deliver, and shall otherwise cause to be executed and delivered, from time to time, such further instruments, notices, division orders, transfer orders and other documents, and do such other and further acts and things, as may be reasonably necessary to more fully and effectively grant, convey and assign the Purchased Property to REP.

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13.3   Survival of Representations and Warranties. All of the representations and warranties made by the parties in this Agreement will survive the Closing, the execution and delivery of the assignment documents and other instruments under this Agreement, and the transfer of the Purchased Property between the parties and they shall not be merged into or superseded by the assignment documents or other documents delivered at Closing. A Claim by REP based upon an alleged breach of a representation with respect to title to the Initial Orcutt Interests and the Second Orcutt Interests is waived and released unless REP notifies Seller of that Claim in writing on or before August 31, 2008. A Claim by REP based upon an alleged breach of a representation with respect to title to any interest acquired pursuant to the Development Agreement, Purchase Option Agreement or Article XI (AMI) is waived and released unless REP notifies Seller of that claim within 60 days of the applicable Closing Date.

13.4   Non-Solicitation. When and if REP's current investors are disclosed to the SMP Parties, the SMP Parties shall not induce or attempt to solicit such REP investors (with which the SMP Parties do not have a pre-existing relationship) to (i) purchase the interest of the SMP Parties in the Orcutt Leases and the NW Casmalia Leases, or (ii) invest in such properties pursuant to REP's rights under the Transaction Documents.

13.5   No Sales Taxes. No sales, transfer or similar tax will be collected at Closing from REP in connection with this transaction. If, however, this transaction is later deemed to be subject to sales, transfer or similar tax, for any reason, REP agrees to be solely responsible, and shall indemnify and hold Seller (and its affiliates, and its and their directors, officers, employees, attorneys, contractors and agents) harmless, for any and all sales, transfer or other similar taxes (including related penalty, interest or legal costs) due by virtue of this transaction on the Purchased Property transferred pursuant hereto and REP shall remit such taxes at that time.   Seller and REP agree to cooperate with each other in demonstrating that the requirements for exemptions from such taxes have been met.

13.6   Entire Agreement and Amendment. The Transaction Documents, together with any relevant Confidentiality Agreement and the exhibits thereto, and the documents executed and delivered at each Closing constitute the entire understanding between the parties, replacing and superseding all prior negotiations, discussions, arrangements, agreements and understandings between the parties regarding the subject transaction and subject matter hereof (whether written or oral), excepting any written agreements that may be executed by the parties concurrently or after the execution of the Transaction Documents that expressly refer to one or more of the Transaction Documents. No other agreement, statement, or promise made by any party, or to any employee, officer or agent of any party, which is not contained in the Transaction Documents shall be binding or valid. The Transaction Documents may be amended, modified, altered, supplemented, or revoked only by written agreement expressly referring to one or more of the Transaction Documents and providing for amendment or modification thereof and signed by duly authorized representatives of the parties hereto.

13.7   Assignment Restriction. REP is prohibited from assigning any right under the Transaction Documents unless the proposed assignee executes and delivers to the SMP Parties (i) a ratification of the Transaction Documents (in a form acceptable to the SMP Parties), that specifically provide that the proposed assignee on its own behalf makes the representations of the type provided in Section 4.3, (ii) a release of the SMP Parties identical in form to the release provided by REP in this Agreement, and (iii) an indemnity agreement in favor of the SMP Parties identical in form to the indemnity provided by REP in this Agreement. REP is prohibited prior to December 13, 2009 from assigning any Purchased Property unless the proposed assignee executes and delivers to the SMP Parties (i) a ratification of the Transaction Documents (in a form acceptable to the SMP Parties), that specifically provide that the proposed assignee on its own behalf makes the representations of the type provided in Section 4.3, (ii) a release of the SMP Parties identical in form to the release provided by REP in this Agreement, and (iii) an indemnity agreement in favor of the SMP Parties identical in form to the indemnity provided by REP in this Agreement. Any transfer in absence of such consent shall be null and void and shall result in the automatic termination of the assigning party's, its successors and assigns then exercising rights under the Transaction Documents. This section shall be applicable to any approved Assignee of REP. The approved Assignee's right to assign will be restricted in the same manner as provided herein with respect to REP.

13.8   Successors and Assigns. Subject to the limitation on assignment contained in Section 13.7 above, the Transaction Documents shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.

13.9   Third Party Beneficiaries. It is understood and agreed that there shall be no third party beneficiary of the Parties with respect to the Transaction Documents, and that the provisions hereof do not impart enforceable benefits, rights, or remedies in anyone who is not a party or a successor of REP as a party hereto.

13.10   Severability. If any provision of the Transaction Documents is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Agreement shall continue and remain in full force and effect.

13.11   Time of Essence. Time is of the essence in the Transaction Documents.

13.12   Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one document.

13.13   Governing Law and Venue. THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, EXCLUDING ANY CONFLICTS-OF-LAW RULE OR PRINCIPLE THAT MIGHT APPLY THE LAW OF ANOTHER JURISDICTION. In the event that mandatory arbitration provided in Article X is waived by the parties or is determined to be inapplicable, venue for any suit relating directly or indirectly to the Transaction Documents or the Purchased Property shall be in the State Court for Santa Barbara County, California or the Federal District Court for the Central District of California.

13.14 <u>Seller's Obligations Several Not Joint</u>. Anything to the contrary notwithstanding, the obligations and liability of each Seller, arising under and in connection with the Transaction Documents shall be several and not joint. All representations, warranties, and covenants of "Seller" under the Transaction Documents relating to the Purchased Property, are made by each party, severally with respect only to the interest owned by each, in the Purchased Property, if any. The representations, warranties, and covenants relating to the organization of "Seller", are made individually by each party only as to its business organization.

13.15 <u>Exhibits</u>. The Exhibits and Schedules attached to this Agreement are incorporated into and made a part of this Agreement for all purposes. In the event of a conflict or inconsistency between the provisions of the Exhibits, Schedules or the executed assignment documents and the foregoing provisions of this Agreement, the provisions of this Agreement shall take precedence. In the event of a conflict or inconsistency between the provisions of the pro forma assignment documents and other transaction documents attached to this Agreement as Exhibits or Schedules and the assignment documents and other transaction documents actually executed by the parties, the provisions of the executed assignment documents and other executed transaction documents shall take precedence.

13.16 <u>Waiver of Consequential and Punitive Damages</u>. NEITHER REP NOR SELLER SHALL BE ENTITLED TO RECOVER FROM THE OTHER, RESPECTIVELY, AND EACH PARTY RELEASES THE OTHER PARTY FROM, ANY LOSSES, COSTS, EXPENSES, OR DAMAGES ARISING UNDER THE TRANSACTION DOCUMENTS OR IN CONNECTION WITH OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED IN THE TRANSACTION DOCUMENTS ANY AMOUNT IN EXCESS OF THE ACTUAL COMPENSATORY DAMAGES, COURT COSTS AND REASONABLE ATTORNEY'S FEES, SUFFERED BY SUCH PARTY. REP AND SELLER BOTH WAIVE, AND RELEASE THE OTHER FROM ANY RIGHT TO RECOVER PUNITIVE, SPECIAL, EXEMPLARY AND CONSEQUENTIAL DAMAGES ARISING IN CONNECTION WITH OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED IN THE TRANSACTION DOCUMENTS; PROVIDED, HOWEVER, ANY SUCH DAMAGES RECOVERED BY A THIRD PARTY (OTHER THAN SUBSIDIARIES, AFFILIATES OR PARENTS OF A PARTY) FOR WHICH A PARTY OWES THE OTHER PARTY AN INDEMNITY UNDER THIS ARTICLE VIII SHALL NOT BE WAIVED. REP hereby fully and unconditionally releases Seller and their affiliates and subsidiaries and their officer, directors and employees, from any and all claims, causes of action or damages, if any, arising in favor of REP in connection with its sale of the Purchased Property.

13.17 <u>Waiver of Consumer Rights</u>. REP hereby waives it rights under the Texas Deceptive Trade Practices – Consumer Protection Act, Section 17.41 *et seq.*, Business and Commerce Code, a law that gives consumers special rights and protections, and any similar law in any other state to the extent such Act or similar law would otherwise apply. After consultation with an attorney of REP's own selection, REP voluntarily consents to this waiver. To evidence REP's ability to grant such wavier, REP represents to Seller that it (a) is in the business of seeking or acquiring, by purchase or lease, goods or services for commercial or

30

business use, (b) has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of the transactions contemplated hereby, (c) is not in a significantly disparate bargaining position, and (d) has consulted with, and is represented by, an attorney of REP's own selection in connection with this transaction, and such attorney was not directly or indirectly identified, suggested or selected by Seller or an agent of Seller.

13.18 **WAIVER OF RIGHT TO JURY TRIAL.** THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR DIRECTLY OR INDIRECTLY AT ANY TIME ARISING OUT OF, UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED THEREBY OR ASSOCIATED THEREWITH, BEFORE OR AFTER MATURITY, AND CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK OR ENFORCE THE WAIVERS IN THIS PARAGRAPH.

13.19 **Waiver of Agreement Terms.** Any of the terms, provisions, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by the party waiving compliance. Except as otherwise expressly provided in the Transaction Documents, the failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party's right to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in the Transaction Documents, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, covenant, representation or warranty.

13.20 **Interpretation.** The parties stipulate and agree that the Transaction Documents shall be deemed and considered for all purposes to have been jointly prepared by the parties, and shall not be construed against any one party (nor shall any inference or presumption be made) on the basis of who drafted the Transaction Documents or any particular provision hereof, who supplied the form of Agreement, or any other event of the negotiation, drafting or execution of the Transaction Documents. Each party agrees that the Transaction Documents has been purposefully drawn and correctly reflects its understanding of the transaction that it contemplates. In construing the Transaction Documents, the following principles will apply.

(a) The omission of certain provisions of this Agreement from the assignment documents does not constitute a conflict or inconsistency between this Agreement and the assignment documents, and will not effect a merger of the omitted provisions. To the fullest extent permitted by law, all provisions of this Agreement are hereby deemed incorporated into the assignment documents by reference.

(b) The Articles, Sections, Exhibits and Schedules referenced in this Agreement refer to the Articles, Sections, Exhibits and Schedules of this Agreement. The headings and titles in this Agreement are for convenience only and shall have no significance in interpreting or otherwise affect the meaning of this Agreement.

(c) The term "knowledge," as applied to either party, shall mean the actual knowledge of such party's (i) general partners in the case of a limited partnership, or (ii) managers in the case of a limited liability company.

IN WITNESS WHEREOF, the authorized representatives of the parties executing this Agreement on the dates stated below.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner



By: [signature]
Name: Rocky V. Emery
Title:
Date:

SANTA MARIA PACIFIC, LLC

By:
Name:
Title:
Date:

GITTE-TEN, LLC

By:
Name:
Title:
Date:

NW CASMALIA PROPERTIES, LLC

By:
Name:
Title:
Date:

(b)   The Articles, Sections, Exhibits and Schedules referenced in this Agreement refer to the Articles, Sections, Exhibits and Schedules of this Agreement. The headings and titles in this Agreement are for convenience only and shall have no significance in interpreting or otherwise affect the meaning of this Agreement.

(c)   The term "knowledge," as applied to either party, shall mean the actual knowledge of such party's (i) general partners in the case of a limited partnership, or (ii) managers in the case of a limited liability company.

IN WITNESS WHEREOF, the authorized representatives of the parties executing this Agreement on the dates stated below.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:_____
Name:_____
Title:_____
Date:_____

SANTA MARIA PACIFIC, LLC

By:_____
Name:___DAVID PRATT_____
Title:___MANAGER_____
Date:___12/12/07_____
GITTE-TEN, LLC

By:_____
Name:___DAVID PRATT_____
Title:___MANAGER_____
Date:___12/12/07_____

NW CASMALIA PROPERTIES, LLC

By:_____
Name:___DAVID PRATT_____
Title:___MANAGER_____
Date:___12/12/07_____

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PHOENIX ENERGY, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

ORCUTT PROPERTIES, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

I:\Client\PRAD0002 SMI-Rock\PSA.v012.cln.doc

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INDEX OF EXHIBITS

F

PURCHASE OPTION AGREEMENT

This Purchase Option Agreement dated December 14, 2007 is between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

RECITALS:

WHEREAS, the parties have entered into the Base Agreement;

WHEREAS, the Base Agreement provides for entry into this Agreement by the parties; and

NOW, THEREFORE, in good and valuable consideration, the parties agree as follows:

ARTICLE I

DEFINITIONS

The definitions of the terms contained in the Base Agreement are incorporated herein. All terms defined in the Base Agreement will have the same meaning when employed in this Agreement. The following additional terms as used in this Agreement shall have the meanings indicated below unless the context otherwise requires:

1.1 "Base Agreement" shall mean the Base Agreement dated December 1, 2007 executed by REP and the SMP Parties, together with all exhibits and schedules attached thereto and referenced therein and any and all properly executed amendments thereto that expressly provide that they are to supplement, amend or revise said Based Agreement.

1.2 "Business Day" shall mean a day other than a Saturday, a Sunday, or any federal holiday.

1.3 "Closing" shall mean the occurrence of the events necessary to consummate a sale to REP pursuant to this Agreement.

1.4 "Closing Date" shall mean the date specified as such in each notice of intent to exercise an option described in Article III, Article IV and Article V of this Agreement.

1.5 "Consent Leases" shall mean the Leases described in Exhibit A.

1.6 "Default" shall mean the occurrence of any conditions, events or acts which would constitute an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

1.7   "Development/Earn in Agreement" shall mean the agreement dated December 13, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

1.8   "Development/Earn in Option B" shall mean the option granted pursuant to Article III of the Development/Earn In Agreement.

1.9   "Event of Default" shall mean the occurrence of any conditions, events or acts described in Section 8.1.

1.10   "NW Casmalia Option A Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the NW Casmalia Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the NW Casmalia Property Rights.

1.11   "NW Casmalia Option B Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the NW Casmalia Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the NW Casmalia Property Rights.

1.12   "NW Casmalia Option C Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the NW Casmalia Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the NW Casmalia Property Rights.

1.13   "Option A" shall mean the option granted pursuant to Article II of this Agreement which is subject to the terms and conditions of this Agreement.

1.14   "Option A Exercise Period" shall mean the period from the Closing Date with respect to the Development/Earn In Agreement Option A until the earlier of (i) 3:00 p.m., Pacific Standard Time, on June 30, 2008, or (ii) occurrence of an Event of Default.

1.15   "Option A Interests" shall mean the Orcutt GTL Option A Interests, Orcutt OPL Option A Interests, Orcutt PEL Option A Interests and NW Casmalia Option A Interests.

1.16   "Option B" shall mean the option granted pursuant to Article III of this Agreement which is subject to the terms and conditions of this Agreement.

1.17   "Option B Exercise Period" shall mean from the Closing Date with respect to Option A until the earlier of (i) 3:00 p.m., Pacific Standard Time, on September 30, 2008, or (ii) occurrence of an Event of Default.

1.18   "Option B Interests" shall mean the Orcutt GTL Option B Interests, Orcutt OPL Option B Interests, Orcutt PEL Option B Interests and NW Casmalia Option V Interests.

2

1.19 "Option C" shall mean the option granted pursuant to Artcile IV of this Agreement which is subject to the terms and conditions of this Agreement.

1.20 "Option C Exercise Period" shall mean from the Closing Date with respect to Option B until the earlier of (i) 3:00 p.m., Pacific Standard Time, on December 31, 2008, or (ii) occurrence of an Event of Default.

1.21 "Option C Interests" shall mean the Orcutt GTL Option C Interests, Orcutt OPL Option C Interests, Orcutt PEL Option C Interests and NW Casmalia Option C Interests.

1.22 "Orcutt GTL Option A Interests" shall mean (i) a 3.69637% BPO Working Interest and a 3.32673% APO Working Interest in the Orcutt GTL Leases, other than the Shell Lease, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt GTL Property Rights, all of which are subject to and burdened by the GTL Adjustment ORRI.

1.23 "Orcutt GTL Option B Interests" shall mean (i) a 3.69637% BPO Working Interest and a 3.32673% APO Working Interest in the Orcutt GTL Leases, other than the Shell Lease, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt GTL Property Rights, all of which are subject to and burdened by the GTL Adjustment ORRI.

1.24 "Orcutt GTL Option C Interests" shall mean (i) a 3.69637% BPO Working Interest and a 3.32673% APO Working Interest in the Orcutt GTL Leases, other than the Shell Lease, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt GTL Property Rights, all of which are subject to and burdened by the GTL Adjustment ORRI.

1.25 "Orcutt OPL Option A Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt OPL Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt OPL Property Rights.

1.26 "Orcutt OPL Option B Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt OPL Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt OPL Property Rights.

1.27 "Orcutt OPL Option C Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt OPL Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt OPL Property Rights.

1.28 "Orcutt PEL Option A Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt PEL Leases, and (ii) a 3.33333%

BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt PEL Property Rights.

1.29 "Orcutt PEL Option B Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt PEL Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt PEL Property Rights.

1.30 "Orcutt PEL Option C Interests" shall mean (i) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt PEL Leases, and (ii) a 3.33333% BPO Working Interest and a 2.99997% APO Working Interest in the Orcutt PEL Property Rights.

1.31 "REP Reaffirmation and Release" shall mean the instrument in the form of Exhibit B.

1.32 "SMP Parties Reaffirmation and Release" shall mean the instrument in the form of Exhibit C.

ARTICLE II

Option A

2.1 Grant of Option. Subject to the strict adherence to the terms and conditions contained in this Agreement, the SMP Parties hereby grant to REP the option to acquire an assignment of the (i) Orcutt GTL Option A Interests, (ii) Orcutt PEL Option A Interests, (iii) Orcutt OPL Option A Interests and (iv) NW Casmalia Option A Interests (excluding the Consent Leases if consent to assign is not obtained), prior to expiration of the Option A Exercise Period.

2.2 Notice of Intent to Exercise. REP must deliver to the SMP Parties written notice by REP of its intent to exercise Option A. The notice must be signed by REP and delivered to the SMP Parties no later than three (3) Business Days prior to the earlier of (i) the Closing Date, and (ii) expiration of the Option A Exercise Period. The notice must specify a Closing Date that is prior to expiration of the Option A Exercise Period. Delivery of such notice is a pre-condition to exercise of Option A.

2.3 Closing. A Closing will be scheduled for the Closing Date specified in the notice of intent to exercise pursuant to Section 2.2.

2.4 Exercise of Option. To exercise the option granted pursuant to this Article, REP must at the Closing deliver to the SMP Parties the following:

    a.   by transfer of immediately available funds to an account designated by the SMP Parties, the sum of Eight Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three and 00/100 Dollars ($8,333,333.00) on or before the Closing Date; and

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b.   a duly executed REP Reaffirmation and Release.

Provided that REP timely satisfies its requirements to exercise Option A the SMP Parties shall at the Closing deliver to REP the following:

a.   an assignment of the Orcutt GTL Option A Interests duly executed by GTL or its assignee;

b.   an assignment of the Orcutt PEL Option A Interests duly executed by PEL or its assignee;

c.   an assignment of the Orcutt OPL Option A Interests duly executed by OPL or its assignee;

d.   an assignment of the NW Casmalia Option A Interests (excluding the Consent Leases if consent to assign is not obtained prior to Closing) duly executed by NWCL or its assignee; and

e.   a duly executed SMP Parties Reaffirmation and Release dated as of the Closing Date.

2.5   <u>Effect of Failure to Timely Exercise Option A</u>. As provided in Article VIII, failure to timely satisfy all of its requirements to exercise Option A shall constitute an Event of Default.

2.6   <u>Effective Date of Assignment</u>. The Effective Date of the assignments of the (i) Orcutt GTL Option A Interests, (ii) Orcutt PEL Option A Interests, (iii) Orcutt OPL Option A Interests, and (iv) NW Casmalia Option A Interests, shall be July 1, 2008.

ARTICLE III

Option B

3.1   <u>Grant of Option</u>. Subject to the strict adherence to the terms and conditions contained in this Agreement, the SMP Parties hereby grant to REP the option to acquire an assignment of the (i) Orcutt GTL Option B Interests, (ii) Orcutt PEL Option B Interests, (iii) Orcutt OPL Option B Interests, and (iv) NW Casmalia Option B Interests (excluding the Consent Leases if consent to assign is not obtained), prior to expiration of the Option B Exercise Period.

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3.2   Notice of Intent to Exercise. REP must deliver to the SMP Parties written notice by REP of its intent to exercise Option B. The notice must be signed by REP and delivered to the SMP Parties no later than three (3) Business Days prior to the earlier of (i) the intended Closing Date, and (ii) expiration of the Option B Exercise Period. The notice must specify a Closing Date that is prior to expiration of the Option B Exercise Period. Delivery of such notice is a pre-condition to exercise of Option B.

3.3   Closing. A Closing will be scheduled for the Closing Date specified in the notice of intent to exercise pursuant to Section 3.2.

3.4   Exercise of Option. To exercise the option granted pursuant to this Article, REP must at the Closing deliver to the SMP Parties the following:

a.   by transfer of immediately available funds to an account designated by the SMP Parties, the sum of Eight Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three and 00/100 Dollars ($8,333,333.00) on or before the Closing Date; and

b.   the duly executed REP Reaffirmation and Release.

Provided that REP timely satisfies its requirements to exercise Option B, the SMP Parties shall at the Closing deliver to REP the following:

a.   an assignment of the Orcutt GTL Option B Interests duly executed by GTL or its assignee;

b.   an assignment of the Orcutt PEL Option B Interests duly executed by PEL or its assignee;

c.   an assignment of the Orcutt OPL Option B Interests duly executed by OPL or its assignee;

d.   an assignment of the NW Casmalia Option B Interests (excluding the Consent Leases if consent to assign is not obtained prior to Closing) duly executed by NWCP or its assignee; and

e.   a duly executed SMP Parties Reaffirmation and Release

3.5   Effective Date of Assignment. The effective date of the assignments of the (i) Orcutt GTL Option B Interests, (ii) Orcutt PEL Option B Interests, (iii) Orcutt OPL Option B Interest, and (iv) NW Casmalia Option B Interests, shall be October 1, 2008.

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ARTICLE IV

Option C

4.1   Grant of Option. Subject to the strict adherence to the terms and conditions contained in this Agreement, the SMP Parties hereby grant to REP the option to acquire an assignment of the (i) Orcutt GTL Option C Interests, (ii) Orcutt PEL Option C Interests, (iii) Orcutt OPL Option C Interests, and (iv) NW Casmalia Option C Interests (excluding the Consent Leases if consent to assign is not obtained), prior to expiration of the Option C Exercise Period.

4.2   Notice of Intent to Exercise. REP must deliver to the SMP Parties written notice by REP of its intent to exercise Option C. The notice must be signed by REP and delivered to the SMP Parties no later than three (3) Business Days prior to the earlier of (i) the intended exercise date, and (ii) expiration of the Option C Exercise Period. The notice must specify a Closing Date that is prior to expiration of the Option C Exercise Period. Delivery of such notice is a pre-condition to exercise of Option C.

4.3   Closing. A Closing will be scheduled for the date specified in the notice of intent to exercise pursuant to Section 4.2.

4.4   Exercise of Option. To exercise the option granted pursuant to this Article, REP must at the Closing deliver to the SMP Parties the following:

a.   by transfer of immediately available funds to an account designated by the SMP Parties, the sum of Eight Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three and 00/100 Dollars ($8,333,333.00); and

b.   the duly executed REP Reaffirmation and Release.

Provided that REP timely satisfies the requirements to exercise Option C, the SMP Parties shall at the Closing deliver to REP the following:

a.   an assignment of the Orcutt GTL Option C Interests duly executed by GTL or its assignee;

b.   an assignment of the Orcutt PEL Option C Interests duly executed by PEL or its assignee;

c.   an assignment of the Orcutt OPL Option C Interests duly executed by OPL or its assignee;

d.   an assignment of the NW Casmalia Option C Interests (excluding the Consent Leases if consent to assign is not obtained prior to Closing) duly executed by NWCP or its assignee; and

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e. a duly executed SMP Parties Reaffirmation and Release.

4.3 <u>Effect of Failure to Timely Exercise Option C</u>. As provided in Article VIII, failure to timely satisfy all of its requirements to exercise Option C shall constitute an Event of Default.

4.4 <u>Effective Date of Assignment</u>. The effective date of the assignments of the (i) Orcutt GTL Option C Interests, (ii) Orcutt PEL Option C Interests, (iii) Orcutt OPL Option C Interests, and (iv) NW Casmalia Option C Interests, shall be January 1, 2009.

ARTICLE V

Access to Information and Due Diligence

5.1 <u>Record Review</u>. To allow REP (i) to confirm the SMP Parties' title, and (ii) to conduct additional due diligence with respect to the Orcutt Property and the NW Casmalia Property (following the exercise of Option A), the SMP Parties shall prior to expiration of the Option B Exercise Period, give REP access during normal business hours to all contract land and lease and operational records; to the extent such data and records are in the SMP Parties' possession and relate to the property. The Confidentiality Agreement will continue in force and effect.

5.2 <u>Physical Inspection</u>. The SMP Parties (upon delivery by REP of its paid up insurance policy covering liability for the matters listed below) will permit REP, at its sole risk and expense, to conduct reasonable inspections of the Orcutt Property and the NW Casmalia Property at times approved by the SMP Parties. REP shall repair any damage to the properties resulting from its inspection and shall indemnify, defend and hold the SMP Parties harmless from and against any and all Claims arising from REP inspecting and observing the properties, including, without limitation, (a) Claims for personal injuries to or death of employees of REP, its contractors, agents, consultants and representatives, and damage to the property of REP or others acting on behalf of REP, regardless of whether such Claims arise out of or result in whole or in part, from the condition of the properties or the SMP Parties' (or its employees', agents', contractors', successors' or assigns') sole or concurrent negligence, strict liability or fault, and (b) Claims for personal injuries to or death of employees of the SMP Parties or third parties, and damage to the property of the SMP Parties or third parties, to the extent caused by the negligence, gross negligence or willful misconduct of REP.

5.3 <u>Non-Extension</u>. The Option A Exercise Period , the Option B Exercise Period and the Option C Exercise Period will not be extended for any reason including REP's inability to conduct additional inspections and review so long as such inability is not the result, directly or indirectly, of the failure by the SMP Parties to perform their obligations under this Agreement.

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ARTICLE VI

Treatment of Option Exercise Payments

Each option exercise payment shall be the cash purchase price for the acquired interest. The option exercise payments provided for in this Agreement shall be the property of the SMP Parties upon receipt. REP shall have no right to or interest in any option exercise payment. The restriction on application of funds contained in the Development/Earn in Agreement is not applicable to the option exercise payments made hereunder.

ARTICLE VII

Incorporation of Base Agreement
Representations, Disclaimers, Warranties and Indemnities

REP and the SMP Parties ratify, confirm and adopt with respect to the Option A Interests, the Option B Interests and the Option C Interests all statements, terms, provisions, covenants, representations, disclaimers, warranties and indemnities made in the Base Agreement with the same force and effect as if set out in this Agreement in full..

ARTICLE VIII

Defaults

8.1 Events of Default. The occurrence of any one or more of the following events shall constitute an Event of Default hereunder.

8.1.1 The failure of REP to timely satisfy the requirements to exercise either Option A, Option B or Option C;

8.1.2 The failure, refusal or neglect of REP to properly observe, perform or comply with any covenant, agreement or obligation contained in this Agreement, the Base Agreement or Operating Agreements and the continuation of such failure, refusal or neglect for fifteen (15) days after written notice thereof has been given to REP by an SMP Party.

8.1.3 Any representation, warranty or statement made by REP in this Agreement or the Base Agreement shall prove to have been incorrect in any material respect when made or deemed to have been made and is not cured by REP within ten (10) days after written notice thereof has been given to REP by an SMP Party.

8.1.4 The filing or commencement by REP of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or REP shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debt as they become due, or shall take any corporate action to authorize any of the foregoing.

8.1.5   The filing or commencement of an involuntary case or other proceeding against REP seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of ninety (90) days; or an order for relief shall be entered against REP under the federal bankruptcy laws as now or hereafter in effect.

8.2   Termination Consequences.   Upon the occurrence of an Event of Default hereunder all options granted pursuant to this Agreement as to which a Closing has not occurred shall terminate.

ARTICLE IX

Notices

Article XII of the Base Agreement is incorporated herein and made applicable hereto.

ARTICLE X

Miscellaneous

10.1   Incorporation.   Article XIII of the Base Agreement is incorporated herein and made applicable hereto.

10.2   Non-Exclusion.   The express incorporation of specific provisions of the Base Agreement herein shall not limit the extent to which this Agreement and the assignments made hereunder are controlled by the Base Agreement.

10.3   Lease Exclusion Payment.   In the event that consents to assignment of interests in the Consent Leases are not obtained prior to a Closing, NWCL shall within seven (7) days of the Closing with respect to each option pay to REP the sum of Nine Hundred Sixty-Three and 33/100 Dollars ($963.33).

IN WITNESS WHEREOF, the authorized representatives of the parties executing this Agreement on the dates stated below.

IN WITNESS WHEREOF, the authorized representatives of the parties executing this Agreement on the dates stated below.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner



By:_____
Name:_____
Title:_____
Date:_____

SANTA MARIA PACIFIC, LLC

By:_____
Name:_____
Title:_____
Date:_____

GITTE-TEN, LLC

By:_____
Name:_____
Title:_____
Date:_____

NW CASMALIA PROPERTIES, LLC

By:_____
Name:_____
Title:_____
Date:_____

PHOENIX ENERGY, LLC

By:_____
Name:_____
Title:_____
Date:_____

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ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:____________________
Name:____________________
Title:____________________
Date:____________________

SANTA MARIA PACIFIC, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

GITTE-TEN, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

NW CASMALIA PROPERTIES, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

PHOENIX ENERGY, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

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ORCUTT PROPERTIES, LLC

By: _____

Name: DAVID PRATT

Title: MANAGER

Date: 12/12/07

I:\Client\PRAD0002 SMI-Rock\Purchase Option Agreement.005.cln.doc

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CONSENT LEASES

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated April 19, 2000, by and between Richard Maretti, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065245, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129189; and as further amended in that certain unrecorded Amendment of Oil, Gas and Mineral Lease executed October 26, 2006.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 16, 2000, by and between Clarence Minetti Family Partnership, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065244, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129188; and as further amended in that certain unrecorded Amendment of Oil, Gas and Mineral Lease executed November 14, 2006.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated June 2, 2000, by and between Marlene Torres, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065246, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129190; and as further amended in that certain unrecorded Amendment of Oil, Gas and Mineral Lease executed October 31, 2006.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Wilma R. Maretti, Trustee of the Wilma R. Maretti Trust, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065243, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129186.

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- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Mark J. Maretti, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065242, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129187.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Charles Maretti, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065241, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129185.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Ruthanne M. Gamble, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065240, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129191.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated March 23, 1998, effective March 30, 1999 and extended by Daystar Resources, Ltd. letter dated January 17, 2000, by and between Ernest E. Righetti, II, Et Al, as Lessor, and Viking Exploration, Inc., as Lessee, recorded on January 13, 2000, as Document Number 2000-0005842, of the Official Records, County of Santa Barbara, State of California, covering 2,928.28 acres, more or less, being Unincorporated Subdivision Lots 121, 122, 123, and 124 of the Rancho Guadalupe, as shown on the Subdivision Map filed in Book B at Page 422 of the Miscellaneous Records in the office of the County Recorder of the County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcels # APN 113-200-07, APN 113-200-17, APN 113-200-06, APN 113-230-01, and APN 113-190-05; Subdivision #13 and O. C. Field Parcel of the Rancho Punta De La Laguna as shown on the Subdivision Map filed in Book 1 at Page 19 of the Miscellaneous Map Records in the office of the County Recorder of the County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcels APN 113-230-07 and APN 113-200-08; as Amended by that Addenda To Oil, Gas and Mineral Lease Agreement, dated September 30, 2000, adding 315.42 acres of land, more or less, out of a 395.42 acre tract of the Rancho Punta De La Laguna as shown on the Subdivision Map filed in Book 1 at Page 19 of the Miscellaneous Map Records in the office of the County Recorder of Santa Barbara County,

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California and shown as Santa Barbara County Assessor Parcel No. 113-230-06, Less and Except that 80 acres under lease to Unocal; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129192 of the Official Records, County of Santa Barbara, State of California.

I:\Client\PRAD0002 SMI-Rock\Consent Leases.Ex.doc

REAFFIRMATION AND RELEASE
(REP)

This Reaffirmation and Release is dated _____, 200__ executed by Rock Energy Partners, LP ("REP").

WHEREAS, a Base Agreement dated December 1, 2007 was entered into by and between REP and Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement"). Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC are hereinafter referred to as the "SMP Parties";

WHEREAS, pursuant to the terms of the Base Agreement, a Development/Earn-In Agreement dated effective December 13 2007 was entered into by and between REP and the SMP Parties ("Development/Earn-In Agreement");

WHEREAS, pursuant to the terms of the Base Agreement, a Purchase Option Agreement dated effective December 13, 2007 was entered into by and between REP and the SMP Parties ("Purchase Option Agreement");

WHEREAS, REP is tendering this Reaffirmation and Release in connection with its exercise of Option ___ pursuant to the _____ Agreement to acquire the following interest: [INSERT DESCRIPTION OF INTEREST] ("Subject Interest");

WHEREAS, this Reaffirmation and Release is executed as of the closing conducted with respect to Option ___ pursuant to the _____ Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.   The definitions of the terms contained in the Base Agreement are incorporated herein. All terms defined in the Base Agreement will have the same meaning when employed in this Agreement.

2.   REP hereby affirms that the representations set forth in Sections 4.1 and 4.3 of the Base Agreement are true and accurate as of the date hereof.

3.   REP hereby affirms that the representations set forth in Sections 4.1 and 4.3 of the Base Agreement are true and accurate with respect to REP's acquisition of the Subject Interest.

4.   REP hereby ratifies and affirms the disclaimers contained in Article V of the Base Agreement as of the date hereof with respect to acquisition of the Subject Interest.

5.   REP on behalf of itself and, to the extent permitted by law or otherwise, on behalf of all partners, members, shareholders and investors, hereby waives and releases claims based upon or arising out of alleged (i) breach of any duty as Operator under the applicable Operator



EXHIBIT

B

Agreement during the period December __, 2007 through the date hereof, (ii) breach by an SMP Party of the Base Agreement during the period December __, 2007 through the date hereof, (iii) breach by an SMP Party of the Development/Earn-In Agreement during the period December __, 2007 through the date hereof, and (iv) breach by an SMP Party of the Purchase Option Agreement during the period December ___, 2007 through the date hereof. THIS RELEASE COVERS CLAIMS BASED UPON OR ARISING OUT OF THE FOUR ITEMS LISTED IN THIS PARAGRAPH REGARDLESS OF WHETHER KNOWN OR UNKNOWN, AND HOWEVER OR WHENEVER ARISING. REP CERTIFIES THAT THEY HAVE READ, UNDERSTAND AND EXPRESSLY WAIVE THE FOLLOWING PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542:

> "A general release does not extend to claims which creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

REP UNDERSTANDS AND ACKNOWLEDGES THAT THE SIGNIFICANCE AND CONSEQUENCE OF THIS WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542 IS THAT EVEN IF IT SHOULD EVENTUALLY SUFFER ADDITIONAL DAMAGES OR LOSSES FROM THEIR PRIOR INTERACTIONS, OR SHOULD THERE EXIST OTHER UNDISCLOSED OBLIGATIONS OR LIABILITIES EXISTING BETWEEN THEM, INCLUDING THEIR ASSIGNEES, REP WILL NOT BE ABLE TO MAKE ANY CLAIM FOR THOSE DAMAGES, LOSSES OR OBLIGATIONS. FURTHERMORE, REP ACKNOWLEDGES THAT IT INTENDS THESE CONSEQUENCES, EVEN AS TO CLAIMS FOR DAMAGES, LOSSES OR OBLIGATIONS THAT MAY EXIST AS OF THE DATE OF THIS AGREEMENT, BUT WHICH REP DOES NOT KNOW EXIST, AND WHICH, IF KNOWN, WOULD MATERIALLY AFFECT ITS DECISION, EITHER SINGULARLY OR COLLECTIVELY, TO EXECUTE THIS AGREEMENT, REGARDLESS OF THE CAUSE OR ITS LACK OF KNOWLEDGE. THE SMP PARTIES ARE NOT RELEASED FROM ANY CLAIMS BASED UPON A BREACH OF ANY REPRESENTATION WHICH WAS AFFIRMED IN THE SMP PARTIES REAFFIRMATION AND RELEASE DATED _________________, 200__.

ROCK ENERGY PARTNERS, L.P.

By:______________________________
Name:____________________________
Title:_____________________________
Date:_____________________________

I:\Client\PRAD0002 SMI-Rock\Reaffirmation and Release.REP.002.cln.doc

REAFFIRMATION AND RELEASE
(SMP Parties)

This Reaffirmation and Release dated _____, 200__ is executed by Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "SMP Parties").

WHEREAS, a Base Agreement dated December 1, 2007 was entered into by and between the Rock Energy Partners, LP and the SMP Parties ("Base Agreement"). Rock Energy Partners, LP, is hereinafter referred to as "REP";

WHEREAS, pursuant to the terms of the Base Agreement, a Development/Earn-In Agreement dated effective December 13, 2007 was entered into by and between REP and the SMP Parties ("Development/Earn-In Agreement");

WHEREAS, pursuant to the terms of the Base Agreement, a Purchase Option Agreement dated effective December 13, 2007 was entered into by and between REP and the SMP Parties ("Purchase Option Agreement");

WHEREAS, the SMP Parties are tendering this Reaffirmation and Release in connection with their exercise of Option ___ pursuant to the _____ Agreement to acquire the following interest: [INSERT DESCRIPTION OF INTEREST] ("Subject Interest");

WHEREAS, this Reaffirmation and Release is executed as of the closing conducted with respect to Option ___ pursuant to the _____ Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.   The definitions of the terms contained in the Base Agreement are incorporated herein. All terms defined in the Base Agreement will have the same meaning when employed in this Agreement.

2.   Seller hereby affirms that the representations set forth in Section 4.1 of the Base Agreement are true and accurate as of the date hereof.

3.   The SMP Parties on behalf of themselves and, to the extent permitted by law or otherwise, on behalf of all partners, members, shareholders and investors, hereby waive and release claims based upon or arising out of alleged (i) breach by REP of the Base Agreement during the period December __, 2007 through the date hereof, (ii) breach by REP of the Development/Earn-In Agreement during the period December __, 2007 through the date hereof, and (iii) breach by REP of the Purchase Option Agreement during the period December __, 2007 through the date hereof. THIS RELEASE COVERS CLAIMS BASED UPON OR ARISING OUT OF THE THREE ITEMS LISTED IN THIS PARAGRAPH REGARDLESS OF WHETHER KNOWN OR UNKNOWN, AND HOWEVER OR WHENEVER ARISING. THE SMP PARTIES CERTIFY



EXHIBIT

C

THAT THEY HAVE READ, UNDERSTAND AND EXPRESSLY WAIVE THE FOLLOWING PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542:

> "A general release does not extend to claims which creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

THE SMP PARTIES UNDERSTAND AND ACKNOWLEDGE THAT THE SIGNIFICANCE AND CONSEQUENCE OF THIS WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542 IS THAT EVEN IF ONE OF THEM SHOULD EVENTUALLY SUFFER ADDITIONAL DAMAGES OR LOSSES FROM THEIR PRIOR INTERACTIONS, OR SHOULD THERE EXIST OTHER UNDISCLOSED OBLIGATIONS OR LIABILITIES EXISTING BETWEEN THEM, INCLUDING THEIR ASSIGNEES, THE SMP PARTIES WILL NOT BE ABLE TO MAKE ANY CLAIM FOR THOSE DAMAGES, LOSSES OR OBLIGATIONS. FURTHERMORE, THE SMP PARTIES ACKNOWLEDGE THAT THEY INTEND THESE CONSEQUENCES, EVEN AS TO CLAIMS FOR DAMAGES, LOSSES OR OBLIGATIONS THAT MAY EXIST AS OF THE DATE OF THIS AGREEMENT, BUT WHICH THE SMP PARTIES DO NOT KNOW EXIST, AND WHICH, IF KNOWN, WOULD MATERIALLY AFFECT THEIR DECISION, EITHER SINGULARLY OR COLLECTIVELY, TO EXECUTE THIS AGREEMENT, REGARDLESS OF THE CAUSE OR THEIR LACK OF KNOWLEDGE. REP IS NOT RELEASED HEREBY FROM (I) ANY OBLIGATION OR LIABILITY UNDER THE OPERATING AGREEMENTS, OR (II) ANY CLAIMS BASED UPON A BREACH OF ANY REPRESENTATION WHICH WAS AFFIRMED IN THE REP REAFFIRMATION AND RELEASE DATED _____, 200___.

SANTA MARIA PACIFIC, LLC

By:_____

Name:_____

Title:_____

Date:_____

GITTE-TEN, LLC

By:_____

Name:_____

Title:_____

Date:_____

NW CASMALIA PROPERTIES, LLC

By:_____
Name:_____
Title:_____
Date:_____

PHOENIX ENERGY, LLC

By:_____
Name:_____
Title:_____
Date:_____

ORCUTT PROPERTIES, LLC

By:_____
Name:_____
Title:_____
Date:_____

I:\Client\PRAD0002 SMI-Rock\Reaffirmation and Release.SMP.002.cln.doc

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G

DEVELOPMENT/EARN IN AGREEMENT

This Development/Earn In Agreement dated December 14, 2007 is between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

R E C I T A L S:

WHEREAS, the parties have entered into the Base Agreement;

WHEREAS, the Base Agreement provides for entry into this Development Agreement by the parties; and

NOW, THEREFORE, in good and valuable consideration, the parties agree as follows:

ARTICLE I

DEFINITIONS

The definitions of the terms contained in the Base Agreement are incorporated herein. Unless otherwise defined in this Development Agreement, all terms defined in the Base Agreement will have the same meaning when employed in this Development Agreement. The following additional terms as used in this Development Agreement shall have the meanings indicated below unless the context otherwise requires:

1.1 "Approved Orcutt Development Operations" shall mean Approved Development Operations relating to the Orcutt Leases.

1.2 "Base Agreement" shall mean the Base Agreement dated December 1, 2007 executed by REP and the SMP Parties, together with all exhibits and schedules attached thereto and referenced therein and any and all properly executed amendments thereto that expressly provide that they are to supplement, amend or revise said Agreement.

1.3 "Business Day" shall mean a day other than a Saturday, a Sunday, or any federal holiday.

1.4 "Closing" shall mean the occurrence of the events necessary to consummate a sale to REP pursuant to this Development Agreement.

1.5 "Closing Date" shall mean the date specified as such in each notice of intent to exercise an option described in Articles III and IV of this Development Agreement.

1.6 "Consent Leases" shall mean the Leases described in Exhibit C.

1.7   "Default" shall mean the occurrence of any conditions, events or acts which would constitute an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

1.8   "Development Agreement" shall mean this Development/Earn-In Agreement together with all exhibits and schedules attached hereto and referenced herein and any and all properly executed amendments hereto that expressly provide that they are to supplement, amend or revise this Development/Earn-In Agreement.

1.9   "Event of Default" shall mean the occurrence of any conditions, events or acts described in Section 8.1.

1.10   "NW Casmalia Option II Interests" shall mean (i) a 10% BPO Working Interest and a 9% APO Working Interest in the NW Casmalia Lease, and (ii) a 10% BPO Working Interest and a 9% APO Working Interest in the NW Casmalia Property Rights.

1.11   "Option I" shall mean the option granted pursuant to Article III of this Development Agreement which is subject to the terms and conditions of this Development Agreement.

1.12   "Option I Exercise Period" shall mean the period from the date of this Development Agreement until the earlier of (i) 3:00 p.m., Pacific Standard Time, on February 15, 2008, or (ii) occurrence of an Event of Default.

1.13   "Option I Interest" shall mean the Orcutt GTL Option I Interests, Orcutt OPL Option I Interests and Orcutt PEL Option I Interests.

1.14   "Option II" shall mean the option granted pursuant to Article IV of this Development Agreement which is subject to the terms and conditions of this Development Agreement.

1.15   "Option II Interest" shall mean the Orcutt GTL Option II Interests, Orcutt OPL Option II Interests, Orcutt PEL Option II Interests and Option II NW Casmalia Interests.

1.16   "Option II Exercise Period" shall mean from the Closing Date with respect to Option II until the earlier of (i) 3:00 p.m., Pacific Standard Time, on April 15, 2008, or (ii) occurrence of an Event of Default.

1.17   "Orcutt GTL Option I Interests" shall mean (i) a 1.85188% BPO Working Interest and a 1.66669% APO Working Interest in the Orcutt GTL Leases, other than the Shell Lease, and (ii) a 1.67% BPO Working Interest and a 1.503% APO Working Interest in the Orcutt GTL Property Rights, all of which are subject to and burdened by the GTL Adjustment ORRI.

1.18   "Orcutt GTL Option II Interests" shall mean (i) a 5.54455% BPO Working Interest and a 4.99010% APO Working Interest in the Orcutt GTL Leases, other than the Shell

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Lease, and (ii) a 5% BPO Working Interest and a 4.5% APO Working Interest in the Orcutt GTL Property Rights, all of which are subject to and burdened by the GTL Adjustment ORRI.

1.19 "Orcutt OPL Option I Interests" shall mean (i) a 1.67% BPO Working Interest and a 1.503% APO Working Interest in the Orcutt OPL Leases, and (ii) a 1.67% BPO Working Interest and a 1.503% APO Working Interest in the Orcutt OPL Property Rights.

1.20 "Orcutt OPL Option II Interests" shall mean (i) a 5% BPO Working Interest and a 4.5% APO Working Interest in the Orcutt OPL Leases, and (ii) a 5% BPO Working Interest and a 4.5% APO Working Interest in the Orcutt OPL Property Rights.

1.21 "Orcutt PEL Option I Interests" shall mean (i) a 1.67% BPO Working Interest and a 1.503% APO Working Interest in the Orcutt PEL Leases, and (ii) a 1.67% BPO Working Interest and a 1.503% APO Working Interest in the Orcutt PEL Property Rights.

1.22 "Orcutt PEL Option II Interests" shall mean (i) a 5% BPO Working Interest and a 4.5% APO Working Interest in the Orcutt PEL Leases, and (ii) a 5% BPO Working Interest and a 4.5% APO Working Interest in the Orcutt PEL Property Rights.

1.23 "Purchase Option Agreement" shall mean an agreement by that title dated December 13, 2007 between REP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

1.24 "REP Reaffirmation and Release" shall mean the instrument in the form of Exhibit A.

1.25 "SMP Parties Reaffirmation and Release" shall mean the instrument in the form of Exhibit B.

Any terms defined in other provisions of this Development Agreement shall have the meanings set out therein unless the context requires otherwise.

ARTICLE II

Option Price

2.1 Contemporaneously with the execution of this Development Agreement, as the purchase price for Option I and Option II, REP has delivered to SMP, as agent for itself and the remaining SMP Parties, REP's check in the amount of ONE HUNDRED AND NO/100 Dollars (U.S. $100.00) (the "Independent Consideration"), which is in addition to and independent of any other consideration provided hereunder. The Independent Consideration is non-refundable and shall be retained by Seller under all circumstances.

2.2 The SMP Parties acknowledge the receipt of the Independent Consideration and acknowledge the sufficiency of the Independent Consideration as the purchase price for Option I and Option II and to solely support this Agreement.

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ARTICLE III

Option I

3.1   Grant of Option.   Subject to the strict adherence to the terms and conditions contained in this Development Agreement, the SMP Parties hereby grant to REP the option to acquire an assignment of the (i) Orcutt GTL Option I Interests, (ii) Orcutt PEL Option I Interests, and (iii) Orcutt OPL Option I Interests, prior to expiration of the Option I Exercise Period.

3.2   Notice of Intent to Exercise.   REP must deliver to the SMP Parties written notice by REP of its intent to exercise Option I. The notice must be signed by REP and delivered to the SMP Parties no later than three (3) Business Days prior to the earlier of (i) the Closing Date, and (ii) expiration of the Option I Exercise Period. The notice must specify a Closing Date that is prior to expiration of the Option I Exercise Period. Delivery of such notice is a pre-condition to exercise of Option I.

3.3   Closing.   A Closing will be scheduled for the Closing Date specified in the notice of intent to exercise pursuant to Section 3.2.

3.4   Exercise of Option.   To exercise the option granted pursuant to this Article, REP must at the Closing deliver to the SMP Parties the following:

   a.   by transfer of immediately available funds to an account designated by the SMP Parties, the sum of Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) on or before the Closing Date; and

   b.   a duly executed REP Reaffirmation and Release.

Provided that REP timely satisfies its requirements to exercise Option I, the SMP Parties shall at the Closing deliver to REP the following:

   a.   an assignment of the Orcutt GTL Option I Interests duly executed by GTL or its assignee;

   b.   an assignment of the Orcutt PEL Option I Interests duly executed by PEL or its assignee;

   c.   an assignment of the Orcutt OPL Option I Interests duly executed by OPL or its assignee; and

   d.   a duly executed SMP Parties Reaffirmation and Release dated as of the Closing Date.

3.5   Effect of Failure to Timely Exercise Option I.   As provided in Article VIII, failure to timely satisfy all of its requirement to exercise Option I shall constitute an Event of Default.

4

3.6   Effective Date of Assignment. The Effective Date of the assignments of the (i) Orcutt GTL Option I Interests, (ii) Orcutt PEL Option I Interests, and (iii) Orcutt OPL Option I Interests, shall be February 1, 2008.

ARTICLE IV

Option II

4.1   Grant of Option. Subject to the strict adherence to the terms and conditions contained in this Development Agreement, the SMP Parties hereby grant to REP the option to acquire an assignment of the (i) Orcutt GTL Option II Interests, (ii) Orcutt PEL Option II Interests, (iii) Orcutt OPL Option II Interests, and (iv) NW Casmalia Option II Interests (excluding the Consent Leases if consent to assign is not obtained), prior to expiration of the Option II Exercise Period.

4.2   Notice of Intent to Exercise. REP must deliver to the SMP Parties written notice by REP of its intent to exercise Option II. The notice must be signed by REP and delivered to the SMP Parties no later than three (3) Business Days prior to the earlier of (i) the intended Closing Date, and (ii) expiration of the Option II Exercise Period. The notice must specify a Closing Date that is prior to expiration of the Option II Exercise Period. Delivery of such notice is a pre-condition to exercise of Option I.

4.3   Closing. A Closing will be scheduled for the Closing Date specified in the notice of intent to exercise pursuant to Section 4.2.

4.4   Exercise of Option. To exercise the option granted pursuant to this Article, REP must at the Closing deliver to the SMP Parties the following:

      a.   by transfer of immediately available funds to an account designated by the SMP Parties, the sum of Six Million Seven Hundred Twenty Thousand and 00/100 Dollars ($6,720,000.00) on or before the Closing Date;

      b.   the duly executed REP Reaffirmation and Release; and

      c.   the duly executed NW Casmalia Operating Agreement.

Provided that REP timely satisfies the requirements to exercise Option II, the SMP Parties shall at the Closing deliver to REP the following:

      a.   an assignment of the Orcutt GTL Option II Interests duly executed by GTL or its assignee;

      b.   an assignment of the Orcutt PEL Option II Interests duly executed by PEL or its assignee;

5

c.   an assignment of the Orcutt OPL Option II Interests duly executed by OPL or its assignee;

d.   an assignment of the NW Casmalia Option II Interests (excluding the Consent Leases if consent to assign is not obtained prior to Closing) duly executed by NWCP or its assignee; and

e.   a duly executed SMP Parties Reaffirmation and Release.

4.5   Effect of Failure to Timely Exercise Option II. As provided in Article VIII failure to timely satisfy all of its requirements to exercise Option II shall constitute an Event of Default.

4.6   Effective Date of Assignment. The effective date of the assignments of the (i) Orcutt GTL Option II Interests, (ii) Orcutt PEL Option II Interests, (iii) Orcutt OPL Option II Interests, and (iv) NW Casmalia Option II Interests, shall be April 1, 2008.

ARTICLE V

Access to Information and Due Diligence

5.1   Record Review. To allow REP (i) to confirm the SMP Parties' title, and (ii) to conduct additional due diligence with respect to the Orcutt Property and (following the exercise of Option I), the NW Casmalia Property, the SMP Parties shall prior to expiration of the Option II Exercise Period, give REP access during normal business hours to all contract land and lease and operational records; to the extent such data and records are in the SMP Parties' possession and relate to the property. The Confidentiality Agreement will continue in force and effect.

5.2   Physical Inspection. The SMP Parties will (upon delivery by REP of its paid up insurance policy covering liability for the matters listed below) permit REP, at its sole risk and expense, to conduct reasonable inspections of the Orcutt Property and, following exercise of Option I, the NW Casmalia Property, at times approved by the SMP Parties. REP shall repair any damage to the properties resulting from its inspection and shall indemnify, defend and hold the SMP Parties harmless from and against any and all Claims arising from REP inspecting and observing the properties, including, without limitation, (a) Claims for personal injuries to or death of employees of REP, its contractors, agents, consultants and representatives, and damage to the property of REP or others acting on behalf of REP, regardless of whether such Claims arise out of or result in whole or in part, from the condition of the properties or the SMP Parties' (or its employees', agents', contractors', successors' or assigns') sole or concurrent negligence, strict liability or fault, and (b) Claims for personal injuries to or death of employees of the SMP Parties or third parties, and damage to the property of the SMP Parties or third parties, to the extent caused by the negligence, gross negligence or willful misconduct of REP.

5.3   Environmental Inspection. Prior to expiration of the Option I Exercise Period, REP shall have the right, at its sole cost, to perform and environmental assessment of the Orcutt Property and, following exercise of Option I, the NW Casmalia Property. Unless otherwise agreed by the SMP Parties, the environmental assessment shall consist of (i) a review of all contracts, records and data (other than related to the Excluded Properties) relating to environmental matters, including without limitation, all environmental reports and site assessments to the extent such contracts, records and data are in the SMP Parties' possession and government environmental records, and (ii) a site visit to visually inspect the property.

5.4 Non-Extension. The Option I Exercise Period and the Option II Exercise Period will not be extended for any reason including REP's inability to conduct additional inspections and review so long as such inability is not the result, directly or indirectly, of the failure by the SMP Parties to perform their obligations under this Agreement.

ARTICLE VI

Application of Option Exercise Payments

6.1 Ownership of Funds. The option exercise payments provided for in this Development Agreement shall be the property of the applicable SMP Party immediately upon receipt. REP shall have no right to or interest in any option exercise payment.

6.2 Application of Option I Exercise Payment. The Option I Exercise Payment received by the applicable SMP Party pursuant to Article III shall be expended by said SMP Party in connection with Direct Cost of Approved Orcutt Development Operations.

6.3 Application of Option II Exercise Payment. The Option II Exercise Payment received by the applicable SMP Parties pursuant to Article IV shall be expended by said SMP Parties solely in connection with Direct Cost of Approved Development Operations.

ARTICLE VII

Incorporation of Base Agreement
Representations, Indemnities, Disclaimers and Warranties

REP and the SMP Parties ratify, confirm and adopt with respect to the Option I Interest and the Option II Interest all statements, terms, provisions, covenants, representations, indemnities, disclaimers and warranties made in the Base Agreement with the same force and effect as if set out in this Development Agreement in full.

ARTICLE VIII

Defaults

8.1 Events of Default. The occurrence of any one or more of the following events shall constitute an Event of Default hereunder.

8.1.1 The failure of REP to timely satisfy the requirements to exercise either Option I or Option II;

7

8.1.2 The failure, refusal or neglect of REP to properly observe, perform or comply with any covenant, agreement or obligation contained in the Transaction Documents and the continuation of such failure, refusal or neglect for fifteen (15) days after written notice thereof has been given to REP by an SMP Party.

8.1.3 Any representation, warranty or statement made by REP in this Development Agreement or the Base Agreement by REP shall prove to have been incorrect in any material respect when made or deemed to have been made and is not cured by REP within ten (10) days after written notice thereof has been given to REP by an SMP Party.

8.1.4 The filing or commencement by REP of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or REP shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debt as they become due, or shall take any corporate action to authorize any of the foregoing.

8.1.5 The filing or commencement of an involuntary case or other proceeding against REP seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of ninety (90) days; or an order for relief shall be entered against REP under the federal bankruptcy laws as now or hereafter in effect.

8.2   Termination Consequences.   Upon the occurrence of an Event of Default hereunder (i) all options granted pursuant to this Development Agreement as to which a Closing has not occurred shall terminate, and (ii) all rights and options of REP under the Purchase Option Agreement shall terminate.

ARTICLE IX

Notices

Article XII of the Base Agreement is incorporated herein and made applicable hereto.

ARTICLE X

Miscellaneous

10.1 Article XIII of the Base Agreement is incorporated herein and made applicable hereto.

10.2 Non-Exclusion. The express incorporation of specific provisions of the Base Agreement herein shall not limit the extent to which this Agreement and the assignments made hereunder are controlled by the Base Agreement.

10.3 Lease Exclusion Payment. In the event that consents to assignment of the interests in the Consent Leases are not obtained prior to the Option II Closing, NWCL shall within seven (7) days of the Closing pay to REP the sum of Two Thousand Eight Hundred Ninety and 00/100 Dollars ($2,890.00).

IN WITNESS WHEREOF, the authorized representatives of the parties have executed this Development Agreement as of the date first set out above.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By: [signature]
Name: Rocky V. Emery
Title:
Date:

SANTA MARIA PACIFIC, LLC

By:
Name:
Title:
Date:

GITTE-TEN, LLC

By:
Name:
Title:
Date:

9

ARTICLE X

Miscellaneous

10.1 Article XIII of the Base Agreement is incorporated herein and made applicable hereto.

10.2 Non-Exclusion. The express incorporation of specific provisions of the Base Agreement herein shall not limit the extent to which this Agreement and the assignments made hereunder are controlled by the Base Agreement.

10.3 Lease Exclusion Payment. In the event that consents to assignment of the interests in the Consent Leases are not obtained prior to the Option II Closing, NWCL shall within seven (7) days of the Closing pay to REP the sum of Two Thousand Eight Hundred Ninety and 00/100 Dollars ($2,890.00).

IN WITNESS WHEREOF, the authorized representatives of the parties have executed this Development Agreement as of the date first set out above.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:________________________________
Name:______________________________
Title:_______________________________
Date:_______________________________

SANTA MARIA PACIFIC, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

GITTE-TEN, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

9

NW CASMALIA PROPERTIES, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

PHOENIX ENERGY, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

ORCUTT PROPERTIES, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

I:\Client\PRAD0002 SMI-Rock\Development Earn In Agreement.06.cln.doc

REAFFIRMATION AND RELEASE
(REP)

        This Reaffirmation and Release is dated _____, 200__ executed by Rock Energy Partners, LP ("REP").

        WHEREAS, a Base Agreement dated December 1, 2007 was entered into by and between REP and Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement"). Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC are hereinafter referred to as the "SMP Parties";

        WHEREAS, pursuant to the terms of the Base Agreement, a Development/Earn-In Agreement dated effective December 13 2007 was entered into by and between REP and the SMP Parties ("Development/Earn-In Agreement");

        WHEREAS, pursuant to the terms of the Base Agreement, a Purchase Option Agreement dated effective December 13, 2007 was entered into by and between REP and the SMP Parties ("Purchase Option Agreement");

        WHEREAS, REP is tendering this Reaffirmation and Release in connection with its exercise of Option ___ pursuant to the _____ Agreement to acquire the following interest: [INSERT DESCRIPTION OF INTEREST] ("Subject Interest");

        WHEREAS, this Reaffirmation and Release is executed as of the closing conducted with respect to Option ___ pursuant to the _____ Agreement; and

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

        1.   The definitions of the terms contained in the Base Agreement are incorporated herein. All terms defined in the Base Agreement will have the same meaning when employed in this Agreement.

        2.   REP hereby affirms that the representations set forth in Sections 4.1 and 4.3 of the Base Agreement are true and accurate as of the date hereof.

        3.   REP hereby affirms that the representations set forth in Sections 4.1 and 4.3 of the Base Agreement are true and accurate with respect to REP's acquisition of the Subject Interest.

        4.   REP hereby ratifies and affirms the disclaimers contained in Article V of the Base Agreement as of the date hereof with respect to acquisition of the Subject Interest.

        5.   REP on behalf of itself and, to the extent permitted by law or otherwise, on behalf of all partners, members, shareholders and investors, hereby waives and releases claims based upon or arising out of alleged (i) breach of any duty as Operator under the applicable Operator



Agreement during the period December __, 2007 through the date hereof, (ii) breach by an SMP Party of the Base Agreement during the period December __, 2007 through the date hereof, (iii) breach by an SMP Party of the Development/Earn-In Agreement during the period December __, 2007 through the date hereof, and (iv) breach by an SMP Party of the Purchase Option Agreement during the period December ___, 2007 through the date hereof. THIS RELEASE COVERS CLAIMS BASED UPON OR ARISING OUT OF THE FOUR ITEMS LISTED IN THIS PARAGRAPH REGARDLESS OF WHETHER KNOWN OR UNKNOWN, AND HOWEVER OR WHENEVER ARISING. REP CERTIFIES THAT THEY HAVE READ, UNDERSTAND AND EXPRESSLY WAIVE THE FOLLOWING PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542:

> "A general release does not extend to claims which creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

REP UNDERSTANDS AND ACKNOWLEDGES THAT THE SIGNIFICANCE AND CONSEQUENCE OF THIS WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542 IS THAT EVEN IF IT SHOULD EVENTUALLY SUFFER ADDITIONAL DAMAGES OR LOSSES FROM THEIR PRIOR INTERACTIONS, OR SHOULD THERE EXIST OTHER UNDISCLOSED OBLIGATIONS OR LIABILITIES EXISTING BETWEEN THEM, INCLUDING THEIR ASSIGNEES, REP WILL NOT BE ABLE TO MAKE ANY CLAIM FOR THOSE DAMAGES, LOSSES OR OBLIGATIONS. FURTHERMORE, REP ACKNOWLEDGES THAT IT INTENDS THESE CONSEQUENCES, EVEN AS TO CLAIMS FOR DAMAGES, LOSSES OR OBLIGATIONS THAT MAY EXIST AS OF THE DATE OF THIS AGREEMENT, BUT WHICH REP DOES NOT KNOW EXIST, AND WHICH, IF KNOWN, WOULD MATERIALLY AFFECT ITS DECISION, EITHER SINGULARLY OR COLLECTIVELY, TO EXECUTE THIS AGREEMENT, REGARDLESS OF THE CAUSE OR ITS LACK OF KNOWLEDGE. THE SMP PARTIES ARE NOT RELEASED FROM ANY CLAIMS BASED UPON A BREACH OF ANY REPRESENTATION WHICH WAS AFFIRMED IN THE SMP PARTIES REAFFIRMATION AND RELEASE DATED _____, 200__.

ROCK ENERGY PARTNERS, L.P.

By:_____

Name:_____

Title:_____

Date:_____

I:\Client\PRAD0002 SMI-Rock\Reaffirmation and Release.REP.002.cln.doc

2

REAFFIRMATION AND RELEASE
(SMP Parties)

This Reaffirmation and Release dated _____, 200__ is executed by Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "SMP Parties").

WHEREAS, a Base Agreement dated December 1, 2007 was entered into by and between the Rock Energy Partners, LP and the SMP Parties ("Base Agreement"). Rock Energy Partners, LP, is hereinafter referred to as "REP";

WHEREAS, pursuant to the terms of the Base Agreement, a Development/Earn-In Agreement dated effective December 13, 2007 was entered into by and between REP and the SMP Parties ("Development/Earn-In Agreement");

WHEREAS, pursuant to the terms of the Base Agreement, a Purchase Option Agreement dated effective December 13, 2007 was entered into by and between REP and the SMP Parties ("Purchase Option Agreement");

WHEREAS, the SMP Parties are tendering this Reaffirmation and Release in connection with their exercise of Option ___ pursuant to the _____ Agreement to acquire the following interest: [INSERT DESCRIPTION OF INTEREST] ("Subject Interest");

WHEREAS, this Reaffirmation and Release is executed as of the closing conducted with respect to Option ___ pursuant to the _____ Agreement; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.   The definitions of the terms contained in the Base Agreement are incorporated herein. All terms defined in the Base Agreement will have the same meaning when employed in this Agreement.

2.   Seller hereby affirms that the representations set forth in Section 4.1 of the Base Agreement are true and accurate as of the date hereof.

3.   The SMP Parties on behalf of themselves and, to the extent permitted by law or otherwise, on behalf of all partners, members, shareholders and investors, hereby waive and release claims based upon or arising out of alleged (i) breach by REP of the Base Agreement during the period December __, 2007 through the date hereof, (ii) breach by REP of the Development/Earn-In Agreement during the period December __, 2007 through the date hereof, and (iii) breach by REP of the Purchase Option Agreement during the period December __, 2007 through the date hereof. THIS RELEASE COVERS CLAIMS BASED UPON OR ARISING OUT OF THE THREE ITEMS LISTED IN THIS PARAGRAPH REGARDLESS OF WHETHER KNOWN OR UNKNOWN, AND HOWEVER OR WHENEVER ARISING. THE SMP PARTIES CERTIFY


EXHIBIT
B

THAT THEY HAVE READ, UNDERSTAND AND EXPRESSLY WAIVE THE FOLLOWING PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542:

> "A general release does not extend to claims which creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

THE SMP PARTIES UNDERSTAND AND ACKNOWLEDGE THAT THE SIGNIFICANCE AND CONSEQUENCE OF THIS WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542 IS THAT EVEN IF ONE OF THEM SHOULD EVENTUALLY SUFFER ADDITIONAL DAMAGES OR LOSSES FROM THEIR PRIOR INTERACTIONS, OR SHOULD THERE EXIST OTHER UNDISCLOSED OBLIGATIONS OR LIABILITIES EXISTING BETWEEN THEM, INCLUDING THEIR ASSIGNEES, THE SMP PARTIES WILL NOT BE ABLE TO MAKE ANY CLAIM FOR THOSE DAMAGES, LOSSES OR OBLIGATIONS. FURTHERMORE, THE SMP PARTIES ACKNOWLEDGE THAT THEY INTEND THESE CONSEQUENCES, EVEN AS TO CLAIMS FOR DAMAGES, LOSSES OR OBLIGATIONS THAT MAY EXIST AS OF THE DATE OF THIS AGREEMENT, BUT WHICH THE SMP PARTIES DO NOT KNOW EXIST, AND WHICH, IF KNOWN, WOULD MATERIALLY AFFECT THEIR DECISION, EITHER SINGULARLY OR COLLECTIVELY, TO EXECUTE THIS AGREEMENT, REGARDLESS OF THE CAUSE OR THEIR LACK OF KNOWLEDGE. REP IS NOT RELEASED HEREBY FROM (I) ANY OBLIGATION OR LIABILITY UNDER THE OPERATING AGREEMENTS, OR (II) ANY CLAIMS BASED UPON A BREACH OF ANY REPRESENTATION WHICH WAS AFFIRMED IN THE REP REAFFIRMATION AND RELEASE DATED _____, 200___.

SANTA MARIA PACIFIC, LLC

By:_____

Name:_____

Title:_____

Date:_____

GITTE-TEN, LLC

By:_____

Name:_____

Title:_____

Date:_____

NW CASMALIA PROPERTIES, LLC

By:______________________________
Name:____________________________
Title:_____________________________
Date:_____________________________

PHOENIX ENERGY, LLC

By:______________________________
Name:____________________________
Title:_____________________________
Date:_____________________________

ORCUTT PROPERTIES, LLC

By:______________________________
Name:____________________________
Title:_____________________________
Date:_____________________________

I:\Client\PRAD0002 SMI-Rock\Reaffirmation and Release.SMP.002.cln.doc

CONSENT LEASES

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated April 19, 2000, by and between Richard Maretti, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065245, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129189; and as further amended in that certain unrecorded Amendment of Oil, Gas and Mineral Lease executed October 26, 2006.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 16, 2000, by and between Clarence Minetti Family Partnership, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065244, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129188; and as further amended in that certain unrecorded Amendment of Oil, Gas and Mineral Lease executed November 14, 2006.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated June 2, 2000, by and between Marlene Torres, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065246, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129190; and as further amended in that certain unrecorded Amendment of Oil, Gas and Mineral Lease executed October 31, 2006.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Wilma R. Maretti, Trustee of the Wilma R. Maretti Trust, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065243, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129186.



- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Mark J. Maretti, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065242, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129187.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Charles Maretti, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065241, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129185.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated May 31, 2000, by and between Ruthanne M. Gamble, as Lessor, and Fuller Oil Company, as Lessee, recorded on October 25, 2000, as Document Number 2000-0065240, covering 289.45 acres, more or less, being the Northwest Quarter of the Northeast Quarter, the Southeast Quarter of the Northeast Quarter and Lots 2, 3, 4, 5, 6, and 7 of Section 9; the Southwest Quarter of the Southeast Quarter of Section 4 all in Township 9 North, Range 35 West, S. B. B. & M., County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcel # APN 113-220-07; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129191.

- The transfer of a working interest to REP requires the prior consent of the lessor pursuant to the following lease held by NW Casmalia, LLC Et Al: Oil, Gas and Mineral Lease Agreement dated March 23, 1998, effective March 30, 1999 and extended by Daystar Resources, Ltd. letter dated January 17, 2000, by and between Ernest E. Righetti, II, Et Al, as Lessor, and Viking Exploration, Inc., as Lessee, recorded on January 13, 2000, as Document Number 2000-0005842, of the Official Records, County of Santa Barbara, State of California, covering 2,928.28 acres, more or less, being Unincorporated Subdivision Lots 121, 122, 123, and 124 of the Rancho Guadalupe, as shown on the Subdivision Map filed in Book B at Page 422 of the Miscellaneous Records in the office of the County Recorder of the County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcels # APN 113-200-07, APN 113-200-17, APN 113-200-06, APN 113-230-01, and APN 113-190-05; Subdivision #13 and O. C. Field Parcel of the Rancho Punta De La Laguna as shown on the Subdivision Map filed in Book 1 at Page 19 of the Miscellaneous Map Records in the office of the County Recorder of the County of Santa Barbara, State of California and shown as Santa Barbara County Assessor's Parcels APN 113-230-07 and APN 113-200-08; as Amended by that Addenda To Oil, Gas and Mineral Lease Agreement, dated September 30, 2000, adding 315.42 acres of land, more or less, out of a 395.42 acre tract of the Rancho Punta De La Laguna as shown on the Subdivision Map filed in Book 1 at Page 19 of the Miscellaneous Map Records in the office of the County Recorder of Santa Barbara County,

California and shown as Santa Barbara County Assessor Parcel No. 113-230-06, Less and Except that 80 acres under lease to Unocal; as Amended in that certain Amendment of Oil and Gas Lease recorded on December 8, 2004, as Document Number 2004-0129192 of the Official Records, County of Santa Barbara, State of California.

I:\Client\PRAD0002 SMI-Rock\Consent Leases.Ex.doc

H

RELEASE AGREEMENT

This Release Agreement ("Agreement") is made as of December 14, 2007 by and between Rock Energy Partners, LP, Rock Energy Partners Operating, LP, 4R Oil and Gas, LLC, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

RECITALS:

WHEREAS, certain of the Parties entered into the Prior Agreements (defined below);

WHEREAS, disputes have arisen between the REP Parties (defined below) and the SMP Parties (defined below) relating to the Prior Agreements;

WHEREAS, the Parties have entered into the Base Agreement (defined below);

WHEREAS, the Parties have consulted with their respective counsel and have been informed of and understand the costs, burdens, risks, and uncertainties that exist with respect to continued pursuit of their disputes;

WHEREAS, in order to avoid the costs, inconvenience, burdens, and uncertainties associated with continuing these disputes, among other things, the Parties desire to settle all claims and causes of action, whether known or unknown, currently existing between them as set forth below;

NOW, THEREFORE, for and in consideration of the recitals set forth above and the agreements, promises, releases, covenants, representations, and warranties made by the Parties in this Agreement and the Base Agreement, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby mutually agree as follows:

ARTICLE I

Definitions

The definitions of the terms contained in the Base Agreement are incorporated herein. All terms defined in the Base Agreement will have the same meaning when employed in this Agreement. The following additional terms as used in this Agreement shall have the meanings indicated below unless the context otherwise requires:

1.1.   "4R" shall mean 4R Oil & Gas, LLC.

1.2.   "Base Agreement" shall mean the Agreement dated December 1, 2007 between Rock Energy Partners, LP, Rock Energy Partners Operating, LP, 4R Oil and Gas, LLC, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC.

1.3.   "Confidentiality Agreement" shall mean the agreement between REP and SMP dated November 21, 2005.

1.4.   "GTL" shall mean Gitte-Ten, LLC.

1.5.   "Parties" shall mean collectively the SMP Parties and the REP Parties.

1.6.   "PEL" shall mean Phoenix Energy, LLC.

1.7.   "Prior Agreements" shall mean (i) the Option Agreement dated April 24, 2007 between REP, NWCP and SMP with respect the NW Casmalia Project, (ii) the Letter Agreement dated July 23, 2007 between REP, NWCP and SMP superceding the April 24, 2007 Option Agreement with respect to the NW Casmalia Project, (iii) Letter Agreement dated April 24, 2007 between REP, SMP, GTL, PEL and OPL pertaining to the Orcutt Project, (iv) Letter Agreement dated May 4, 2007 between REP, GTL, PEL, OPL and SMP, (v) Letter Agreement dated July 23, 2007 between REP, SMP, GTL, PEL and OPL superceding the April 24, 2007 Letter Agreement pertaining to the Orcutt Project, (vi) Non-Binding Letter of Intent dated September 5, 2007 between REP and SMP, (vii) Letter Agreement dated June 10, 2006 between REP and SMP with respect to future SMP Projects, (viii) the Letter Agreement dated July 24, 2006 between REP and SMP amending the June 10, 2006 Letter Agreement with respect to Future SMP Projects (ix) the Letter Agreement dated June 10, 2006 between REP and SMP with respect to NW Casmalia, (x) the Letter Agreement dated July 24, 2006 amending the June 10, 2006 Letter Agreement with respect to NW Casmalia, and (xi) any other agreement between the SMP Parties and the REP Parties entered into prior to the date of this Agreement.

1.8.   "REP" shall mean Rock Energy Partners, LP.

1.9.   "REPO" shall mean Rock Energy Partners Operating, LP.

1.10.   "REP Parties" shall mean REP, REPO and 4R.

1.11.   "SMP" shall mean Santa Maria Pacific, LLC.

1.12.   "SMP Parties" shall mean SMP, GTL, PEL and OPL.

1.13.   "Subject Claims" shall mean any and all claims, demands, and causes of action of whatever kind or character which the releasing party has or may have in the future based on any actions, failure to act, or events that have occurred prior to the date of this Agreement which in any way relates to or are based upon any of the following:

(i)   The Prior Agreements;

(ii)   Any other transactions of any kind among the SMP Parties and the REP Parties; or

(iii)   any actual or alleged negotiations, discussions, representations, warranties, provisions or other undertakings by any SMP Party or REP Party in connection with any of the foregoing prior to the date of this Agreement.

ARTICLE II

Acknowledgement

The REP Parties acknowledge that (i) the REP Parties defaulted under the Prior Agreements, (ii) the Prior Agreements were terminated by the SMP Parties, (iii) based upon the REP Parties' performance under the Prior Agreements, only a 1.496% Working Interest assignment in the Orcutt Property was earned by REP, (iv) based upon the REP Parties' performance under the Prior Agreements, no interest was earned by REP in the NW Casmalia Property, (v) the SMP Parties performed their respective obligations under the Prior Agreements, and (vi) the SMP Parties have incurred additional project expenses and delays as a consequence of the REP Parties' non-performance.

ARTICLE III

Termination

All Prior Agreements except the Confidentiality Agreement are hereby terminated and of no further force and effect.

ARTICLE IV

Release by REP Parties

The REP Parties on behalf of themselves and to the extent they are permitted by law or otherwise on behalf of all partners, members, shareholders and investors – hereby generally release and forever discharge the (i) SMP Parties, (ii) all officers, partners, managers, members, employees, representatives, and agents of the SMP Parties (expressly including, but not limited to, Ray Powell, Mark Harrington, David Pratt, Jack Piedmont, Mike Prats, Bill Dell Orfano, Bill Boss, Snow Fogel Spence LLP, and Ramon Elias), from any and all Subject Claims. THIS RELEASE IS TO BE CONSTRUED AS THE BROADEST TYPE OF GENERAL RELEASE AND COVERS AND RELEASES ANY AND ALL SUBJECT CLAIMS, WHETHER KNOWN OR UNKNOWN, AND HOWEVER OR WHENEVER ARISING, WHETHER BY CONTRACT OR AGREEMENT, AT LAW OR UNDER ANY STATUTE (INCLUDING WITHOUT LIMITATION ANY LAW OR STATUTE PERTAINING TO NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY, FRAUD, DECEPTIVE TRADE PRACTICES, NEGLIGENT REPRESENTATION, SECURITIES VIOLATIONS, BREACH OF FIDUCIARY DUTY, BREACH OF CONTRACT, TRADE REGULATION, REGULATION OF BUSINESS OR COMPETITION, CONSPIRACY OR RACKETEERING), OR OTHERWISE ARISING, AND EXPRESSLY INCLUDING ANY CLAIMS FOR PUNITIVE OR EXEMPLARY DAMAGES, ATTORNEYS' FEES, OR PENALTIES. THE REP PARTIES CERTIFY THAT THEY HAVE READ, UNDERSTAND AND EXPRESSLY WAIVE THE FOLLOWING PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542:

"A general release does not extend to claims which creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

THE REP PARTIES UNDERSTAND AND ACKNOWLEDGE THAT THE SIGNIFICANCE AND CONSEQUENCE OF THIS WAIVER OF CALIFORNIA CIVIC CODE SECTION 1542 IS THAT EVEN IF ONE OF THEM SHOULD EVENTUALLY SUFFER ADDITIONAL DAMAGES OR LOSSES FROM THEIR PRIOR INTERACTIONS, OR SHOULD THERE EXIST OTHER UNDISCLOSED OBLIGATIONS OR LIABILITIES EXISTING BETWEEN THEM, INCLUDING THEIR ASSIGNEES, THE REP PARTIES WILL NOT BE ABLE TO MAKE ANY CLAIM FOR THOSE DAMAGES, LOSSES OR OBLIGATIONS. FURTHERMORE, THE REP PARTIES ACKNOWLEDGE THAT THEY INTEND THESE CONSEQUENCES EVEN AS TO CLAIMS FOR DAMAGES, LOSSES OR OBLIGATIONS THAT MAY EXIST AS OF THE DATE OF THIS AGREEMENT BUT WHICH THE REP PARTIES DO NOT KNOW EXIST, AND WHICH, IF KNOWN, WOULD MATERIALLY AFFECT THEIR DECISION, EITHER SINGULARLY OR COLLECTIVELY, TO EXECUTE THIS AGREEMENT, REGARDLESS OF THE CAUSE OF THEIR LACK OF KNOWLEDGE. IT IS UNDERSTOOD THAT THIS RELEASE DOES NOT EXTEND TO THE OBLIGATIONS OF THE SMP PARTIES UNDER THE BASE AGREEMENT AND THE TRANSACTION DOCUMENTS EXECUTED IN CONNECTION THEREWITH.

ARTICLE V

Release by SMP Parties

The SMP Parties on behalf of themselves and to the extent they are permitted by law or otherwise on behalf of all partners, members, shareholders and investors – hereby generally release and forever discharge the (i) REP Parties, (ii) all officers, partners, members, employees, representatives, and agents of the REP Parties (expressly including, but not limited to, Rocky Emery, Tom Elliot and Baker Hostetler, LLP), from any and all Subject Claims (except any claim based on breach of the Confidentiality Agreement). THIS RELEASE IS TO BE CONSTRUED AS THE BROADEST TYPE OF GENERAL RELEASE AND COVERS AND RELEASES ANY AND ALL SUBJECT CLAIMS, WHETHER KNOWN OR UNKNOWN, AND HOWEVER OR WHENEVER ARISING, WHETHER BY CONTRACT OR AGREEMENT, AT LAW OR UNDER ANY STATUTE (INCLUDING WITHOUT LIMITATION ANY LAW OR STATUTE PERTAINING TO NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY, FRAUD, DECEPTIVE TRADE PRACTICES, NEGLIGENT REPRESENTATION, SECURITIES VIOLATIONS, BREACH OF FIDUCIARY DUTY, BREACH OF CONTRACT, TRADE REGULATION, REGULATION OF BUSINESS OR COMPETITION, CONSPIRACY OR RACKETEERING), OR OTHERWISE ARISING, AND EXPRESSLY INCLUDING ANY CLAIMS FOR PUNITIVE OR EXEMPLARY DAMAGES, ATTORNEYS' FEES, OR PENALTIES. THE SMP PARTIES CERTIFY THAT THEY HAVE READ, UNDERSTAND AND EXPRESSLY WAIVE THE FOLLOWING PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542:

"A general release does not extend to claims which creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

THE SMP PARTIES UNDERSTAND AND ACKNOWLEDGE THAT THE SIGNIFICANCE AND CONSEQUENCE OF THIS WAIVER OF CALIFORNIA CIVIC CODE SECTION 1542 IS THAT EVEN IF ONE OF THEM SHOULD EVENTUALLY SUFFER ADDITIONAL DAMAGES OR LOSSES FROM THEIR PRIOR INTERACTIONS, OR SHOULD THERE EXIST OTHER UNDISCLOSED OBLIGATIONS OR LIABILITIES EXISTING BETWEEN THEM, INCLUDING THEIR ASSIGNEES, THE SMP PARTIES WILL NOT BE ABLE TO MAKE ANY CLAIM FOR THOSE DAMAGES, LOSSES OR OBLIGATIONS. FURTHERMORE, THE SMP PARTIES ACKNOWLEDGE THAT THEY INTEND THESE CONSEQUENCES EVEN AS TO CLAIMS FOR DAMAGES, LOSSES OR OBLIGATIONS THAT MAY EXIST AS OF THE DATE OF THIS AGREEMENT BUT WHICH THE REP PARTIES DO NOT KNOW EXIST, AND WHICH, IF KNOWN, WOULD MATERIALLY AFFECT THEIR DECISION, EITHER SINGULARLY OR COLLECTIVELY, TO EXECUTE THIS AGREEMENT, REGARDLESS OF THE CAUSE OF THEIR LACK OF KNOWLEDGE. IT IS UNDERSTOOD THAT THIS RELEASE DOES NOT EXTEND TO THE OBLIGATIONS OF THE REP PARTIES UNDER THE BASE AGREEMENT AND THE INSTRUMENTS EXECUTED IN CONNECTION THEREWITH.

ARTICLE VI

Miscellaneous

6.1.   The Parties expressly acknowledge and understand that they may hereafter discover facts in addition to or different from those that they now believe to be true with respect to the subject matter of the matters released herein. But the Parties expressly agree that they have taken these possibilities into account in electing to execute this Agreement, and that the releases set forth herein shall be and remain in effect as full and complete releases notwithstanding the discovery or existence of any such additional or different facts, as to which the Parties expressly assume the risk.

6.2.   The Parties each REPRESENT, WARRANT and ACKNOWLEDGE that they have been given a reasonable period of time to consider this Agreement and that they have thoroughly reviewed it and agreed to its terms with the advice and counsel of their respective attorneys. Each of the Parties warrants that in executing this Agreement they did not rely, and have not relied upon, any representation or statement made by any other party or their agents, employees, representatives or attorneys, with regard to facts underlying the subject matter, basis or effect of this Agreement or as to any other facts or issues which might be deemed material to their decision to enter into this Agreement, other than as specifically stated in this Agreement. Each of the Parties further warrants and recognizes that this paragraph is binding, as a matter of law and fact, and shall preclude them from asserting that they were wrongfully induced to enter into this Agreement by any representation, promise or agreement, or statement of a past or existing fact, which is not found in the four corners of this Agreement.

6.3.   None of the Parties is relying upon a legal duty, if one exists, on the part of any other party (or their officers, directors, employees, agents, representatives or attorneys, past or present) to disclose any information in connection with the execution of this Agreement or its preparation (other than as specifically stated in this Agreement), it being expressly understood that none of the Parties shall ever assert any failure to disclose information on the part of any other party as a ground for challenging this Agreement.

6.4.   Each of the Parties hereto represents and warrants that it has not assigned or conveyed, in whole or in part, to any other person or entity any claim, or part thereof, which such Party has or had against a released party or which is released in this Agreement, and that it owns the claims released in this Agreement and has the authority to execute this Agreement and grant the releases herein. Each person who is a signatory hereto warrants and represents that such person is authorized to sign this Agreement and has full authority to bind the Party on whose behalf such person has signed this Agreement.

6.5.   If any provision of this Agreement is held unenforceable, the remaining provisions of this Agreement will nevertheless continue in full force and effect without being impaired or invalidated in any way.

6.6.   It is expressly understood and agreed that the terms hereof are contractual and not mere recitals.

6.7.   The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party, as all parties or their attorneys participated in the preparation of this Agreement.

6.8.   No provision of this Agreement shall be deemed waived unless such waiver is made expressly and in writing.

6.9.   This Agreement may be modified or amended only by a writing signed by all Parties to this Agreement or their respective authorized representatives, successors, or assigns.

6.10.   This Agreement is fully and voluntarily entered into by the Parties hereto. Each party states that it has read this Agreement, has obtained advice of counsel if it so desired, understands all of this Agreement, and executes this Agreement voluntarily and of its own free will and accord with full knowledge of the legal significance and consequences of this Agreement. CAUTION: READ THIS DOCUMENT CAREFULLY BEFORE SIGNING IT. IT IS A LEGAL AND BINDING CONTRACT AND MATERIALLY AFFECTS YOUR LEGAL RIGHTS. BY SIGNING THIS AGREEMENT, YOU ACKNOWLEDGE THAT YOU HAVE READ THIS ENTIRE AGREEMENT AND THE RELEASES CONTAINED HEREIN AND THAT YOU FULLY UNDERSTAND AND AGREE TO ALL TERMS HEREIN.

6.11. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one document.

6.12. The Arbitration provisions set forth in Article X of the Base Agreement are incorporated herein.

6.13. THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, EXCLUDING ANY CONFLICTS-OF-LAW RULE OR PRINCIPLE THAT MIGHT APPLY THE LAW OF ANOTHER JURISDICTION. In the event that mandatory arbitration provided in Article X of the Base Agreement is waived by the Parties or is determined to be inapplicable, venue for any suit relating directly or indirectly to this Agreement shall be in the State Court for Santa Barbara County, California or the Federal District Court for the Central District of California.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals, on this the _____ day of December, 2007.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:_____
Name:_____
Title:_____
Date:_____

ROCK ENERGY PARTNERS OPERATING, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:_____
Name:_____
Title:_____
Date:_____

4R OIL AND GAS, LLC

By:_____
Name:_____
Title:_____
Date:_____

SANTA MARIA PACIFIC, LLC

By:_____
Name:_____
Title:_____
Date:_____

GITTE-TEN, LLC

By:_____
Name:_____
Title:_____
Date:_____

NW CASMALIA PROPERTIES, LLC

By:_____
Name:_____
Title:_____
Date:_____

PHOENIX ENERGY, LLC

By:_____
Name:_____
Title:_____
Date:_____

ORCUTT PROPERTIES, LLC

By:_____
Name:_____
Title:_____
Date:_____

6.11.   This Agreement may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one document.

6.12.   The Arbitration provisions set forth in Article X of the Base Agreement are incorporated herein.

6.13.   THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, EXCLUDING ANY CONFLICTS-OF-LAW RULE OR PRINCIPLE THAT MIGHT APPLY THE LAW OF ANOTHER JURISDICTION. In the event that mandatory arbitration provided in Article X of the Base Agreement is waived by the Parties or is determined to be inapplicable, venue for any suit relating directly or indirectly to this Agreement shall be in the State Court for Santa Barbara County, California or the Federal District Court for the Central District of California.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals, on this the _____ day of December, 2007.

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:_____
Name:_____
Title:_____
Date:_____

ROCK ENERGY PARTNERS OPERATING, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:_____
Name:_____
Title:_____
Date:_____

4R OIL AND GAS, LLC

By:_____
Name:_____
Title:_____
Date:_____

SANTA MARIA PACIFIC, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

GITTE-TEN, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

NW CASMALIA PROPERTIES, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

PHOENIX ENERGY, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

ORCUTT PROPERTIES, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

ASSIGNMENT AND BILL OF SALE
(Initial Orcutt OPL Interest)

STATE OF CALIFORNIA   §

                            §

COUNTY OF SANTA BARBARA §

       This Assignment and Bill of Sale is executed and delivered by Orcutt Properties, LLC ("ASSIGNOR") to Rock Energy Partners, LP ("ASSIGNEE") pursuant to the terms of the Base Agreement dated December 1, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement").

ARTICLE 1. CONVEYANCE

1.1   <u>Capitalized Terms.</u> Each capitalized term used in this Assignment that is not otherwise defined herein shall have the meaning for such capitalized term as defined in the Base Agreement, which terms are incorporated herein by such reference.

1.2   <u>Description of the Property.</u> Subject to the terms of the Base Agreement and this Assignment, ASSIGNOR hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS to ASSIGNEE a 1.496% BPO Working Interest reducing to a 1.346% APO Working Interest in the following described property rights:

       1.2.1   The oil, gas and mineral lease(s), and any ratifications or amendments to such leases described in Exhibit A, INSOFAR AND ONLY INSOFAR AS those interests, rights and leases cover and include the lands, depths and rights described in Exhibit A attached hereto and made a part hereof for all purposes (the "Leases");

       1.2.2   All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalizations agreements, declarations and/or orders (including, without limitation, all Units to the extent that they relate to the Leases;

       1.2.3   All oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or lands unitized or pooled with the Leases (the "Wells");

       1.2.4   ASSIGNOR'S interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Leases or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Leases or lands included in Units with which the Leases may have been pooled or unitized;

1

1.2.5 To the extent assignable or transferable, ASSIGNOR'S interest in all easements, rights-of-way, licenses, permits, servitudes, surface leases, surface use agreements, and similar rights and interests to the extent applicable to or used in operating the Leases; and

1.2.6 To the extent assignable or transferable, ASSIGNOR'S interest in all agreements, contracts and contractual rights, obligations and interests INSOFAR ONLY as they cover and are attributable to the property described in Sections 1.2.1 through 1.2.5 above.

The 1.496% BPO Working Interest and 1.346% APO Working Interest in the above-described property rights and interests which is hereby assigned is hereafter referred to as the "Property".

1.3 Agreement. This Assignment is made and accepted subject to all of the terms of the Base Agreement, which are hereby deemed incorporated by reference into this Assignment to the fullest extent permitted by law. In the event of a conflict between the provisions of this Assignment and the provisions of the Base Agreement, the provisions of the Base Agreement shall take precedence.

ARTICLE 2. DISCLAIMER OF WARRANTIES AND TITLE DEFENSE

2.1 DISCLAIMER OF TITLE WARRANTY AND ENCUMBRANCES. ASSIGNOR CONVEYS THE PURCHASED PROPERTY TO ASSIGNEE SUBJECT TO THE PERMITTED ENCUMBRANCES WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. SPECIFICALLY WITH RESPECT TO THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR THE PIPELINES COMPRISING A PART OF THE PURCHASED PROPERTY, ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT ASSIGNOR OWNS THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTIGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT, OR REMOVE THE PIPELINES. ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT THERE ARE ANY EASEMENTS, RIGHTS-OF-WAY, OR PERMITS IN FORCE AND EFFECT WITH RESPECT TO THE PIPELINES. NO DUTY IS OWED BY ASSIGNOR TO ASSIGNEE WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OTHER THAN AS SET FORTH IN ARTICLE VIII OF THE BASE AGREEMENT. ASSIGNOR SHALL HAVE NO LIABILITY TO ASSIGNEE AS A RESULT OF ANY DEFAULT BY ASSIGNOR WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OR ANY ACTION TAKEN BY SECTOR CAPITAL CORPORATION AS A CONSEQUENCE OF SUCH DEFAULT.

2.2   Defense of Title. To the limited extent provided in the Base Agreement, ASSIGNOR agrees to defend title to the Property against the claims and demands (other than the Permitted Encumbrances as defined in the Base Agreement) of all persons claiming the same or any part thereof by, through or under ASSIGNOR but not otherwise. Any title failure not arising by through or under ASSIGNOR shall reduce the Net Revenue Interest of ASSIGNEE on a proportionate basis.

2.3   CONDITION AND FITNESS OF THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE BASE AGREEMENT, ASSIGNOR CONVEYS THE PROPERTY TO ASSIGNEE WITHOUT ANY EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND INCLUDING WARRANTIES RELATING TO (i) THE CONDITION OR MERCHANTABILITY OF THE PROPERTY, OR (ii) THE FITNESS OF THE PROPERTY FOR A PARTICULAR PURPOSE. ASSIGNEE HAS INSPECTED, OR BEFORE CLOSING WILL INSPECT OR WILL HAVE BEEN GIVEN THE OPPORTUNITY TO INSPECT, THE PROPERTY AND IS SATISFIED AS TO THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY AND ENVIRONMENTAL CONDITION (BOTH SURFACE AND SUBSURFACE) OF THE PROPERTY AND ACCEPTS THE PROPERTY "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN ITS PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ASSIGNOR MAKES NO REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, QUALITY, QUANTITY, VOLUME OR DELIVERABILITY OF ANY OIL, GAS OR OTHER MINERALS OR RESERVES (IF ANY) IN, UNDER OR ATTRIBUTABLE TO THE PROPERTY (INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OR DRILLING OPPORTUNITIES), (ii) ALLOWABLES, OR OTHER REGULATORY MATTERS, (iii) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY OR ENVIRONMENTAL CONDITION OF THE PROPERTY, (iv) PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, OR (v) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE PROPERTY OR ANY VALUE THEREOF.

2.4   INFORMATION ABOUT THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, ASSIGNOR DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENTS OR COMMUNICATIONS (ORALLY OR IN WRITING) TO ASSIGNEE (INCLUDING, BUT NOT LIMITED TO, ANY INFORMATION CONTAINED IN ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY SUCH PARTY BY ANY EMPLOYEE, OFFICER, DIRECTOR, AGENT, CONSULTANT, ENGINEER OR ENGINEERING FIRM, REPRESENTATIVE, PARTNER, MEMBER, BENEFICIARY, STOCKHOLDER OR CONTRACTOR) WHEREVER AND HOWEVER MADE WITH RESPECT TO THE PROPERTY. ASSIGNOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA,

INFORMATION OR RECORDS FURNISHED TO ASSIGNEE IN CONNECTION WITH THE PROPERTY. ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY ASSIGNOR ARE PROVIDED TO ASSIGNEE AS A CONVENIENCE AND ASSIGNEE'S RELIANCE ON OR USE OF THE SAME IS AT ASSIGNEE'S SOLE RISK. ASSIGNEE RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. ASSIGNEE EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT ASSIGNEE'S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST ASSIGNOR. ASSIGNEE HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THE BASE AGREEMENT, THIS ASSIGNMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO ASSIGNEE.

2.5   ASSIGNEE is prohibited from assigning any interest in the Property except in accordance with the terms of the Base Agreement. Any purported transfer in contravention of the Base Agreement is null and void.

ARTICLE 3. OTHER PROVISIONS

3.1   Further Assurances. ASSIGNOR and ASSIGNEE will do, execute, acknowledge and deliver all further acts, conveyances and instruments as may be reasonably necessary or appropriate to carry out the intent of this Assignment and to more fully and accurately assign and convey the Property to ASSIGNEE.

3.2   Successors and Assigns. The provisions of this Assignment shall be covenants running with the land, and this Assignment shall extend to, be binding upon, and inure to the benefit of ASSIGNOR and ASSIGNEE, and their respective successors and assigns.

3.3   Assumption of Obligations. By its acceptance of this Assignment, ASSIGNEE shall comply with and do hereby assume and agree to perform ASSIGNEE'S proportionate part of all express and implied covenants, obligations and reservations contained in the Leases and to which the Property is subject and shall bear its proportionate share of all existing burdens on the Leases, all to the extent provided in the Base Agreement.

3.4   Counterparts. This Assignment may be executed in multiple counterparts, each of which shall for all purposes constitute one and the same instrument; provided, that, to facilitate recordation, in any particular counterpart portions of the Exhibits and Schedules attached hereto which describe Property situated in states and counties other than the state and county in which such counterpart is to be recorded may have been omitted.

3.5   Alternate Dispute Resolution. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.6   Attachments. The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.7   Governing Law. This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.8   Severability. If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

ORCUTT PROPERTIES, LLC

By: _____
Name: _____DAVID PRATT_____
Title: _____MANAGER_____
Date: _____12/12/07_____

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner



By:_____
Name:_____
Title:_____
Date:_____

6

THE STATE OF CALIFORNIA §
§
COUNTY OF SANTA BARBARA §

BEFORE ME, the undersigned authority, on this day personally appeared David Pratt, the Manager of Orcutt Properties, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 2 day of December, 2007.



CECILIA MORENO
COMM. #1544225
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
My Comm. Expires January 14, 2009

[signature]
Notary Public in and for
the State of California

My Commission expires:

January 14, 2009

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

BEFORE ME, the undersigned authority, on this day personally appeared Rocky Emery, the CEO of 4R Oil & Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said partnership.



GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 13 day of December, 2007.

KIMBERLY EILEEN BOND
Notary Public, State of Texas
My Commission Expires
April 12, 2009

Kimberly Eileen Bond
Notary Public in and for
the State of Texas

My Commission expires:

April, 12, 2009

ORCUTT PROPERTIES, LLC LEASES

1. Oil, Gas and Mineral Lease dated August 1, 2003 by and between Richard Henry Dana Et Al and Careaga Hydrocarbons, Inc. executed in counterparts and recorded on October 3, 2003 as Document Number 2003-0136710, recorded on November 6, 2003 as Document Number 2003-0153071 and recorded on November 25, 2003 as Document Number 2003-0160957, all in the Official Records of the County of Santa Barbara, State of California.

2. Oil, Gas and Mineral Lease titled "Oil, Gas and Mineral Lease; Hunter/CHI Careaga Version" dated November 1, 2003 by and between Hunter Dos Tres Corporation and Careaga Hydrocarbons, Inc. recorded on November 6, 2003 as Document Number 2003-0153072 in the Official Records of the County of Santa Barbara, State of California.

3. Oil, Gas and Mineral Lease dated August 18, 2005 by and between Breitburn Energy Company, L.P. and Daystar Resources, Ltd. recorded on September 2, 2005 as Document Number 2005-0086090 in the Official Records of the County of Santa Barbara, State of California.

> INSOFAR AND ONLY INSOFAR AS THE ABOVE OIL, GAS AND MINERAL LEASES COVER THOSE DEPTHS SPECIFIED IN SUCH LEASES AND ANY AMENDMENTS THERETO IN THE LANDS DESCRIBED BELOW:

All of the Juan B. Careaga Tract of the Rancho Los Alamos containing 9,759.62 acres, more or less, as described in the Deed dated October 27, 1919, from Matthew I. Sullivan to C. H. Schlacks and recorded in Volume 188, Page 259, of the Deed Records of the County of Santa Barbara, State of California (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of the County of Santa Barbara, State of California), EXCEPTING therefrom that portion lying Southerly of a line parallel with the Northerly line of said Tract and extending Westerly from a point on the East line of said Tract thereof distant thereon South 0° 00' 04" West, 14,600 feet from the Northeast corner of said Tract, to a point on the West line of said Tract, leaving 4,024 acres.



EXHIBIT
A

J

ASSIGNMENT AND BILL OF SALE
(Second Orcutt OPL Interest)

STATE OF CALIFORNIA   §
                                  §

COUNTY OF SANTA BARBARA §

        This Assignment and Bill of Sale is executed and delivered by Orcutt Properties, LLC ("ASSIGNOR") to Rock Energy Partners, LP ("ASSIGNEE") pursuant to the terms of the Base Agreement dated December 1, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement").

ARTICLE 1. CONVEYANCE

1.1   <u>Capitalized Terms.</u> Each capitalized term used in this Assignment that is not otherwise defined herein shall have the meaning for such capitalized term as defined in the Base Agreement, which terms are incorporated herein by such reference.

1.2   <u>Description of the Property.</u> Subject to the terms of the Base Agreement and this Assignment, ASSIGNOR hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS to ASSIGNEE a 1.834% BPO Working Interest reducing to a 1.6506% APO Working Interest in the following described property rights:

    1.2.1   The oil, gas and mineral lease(s), and any ratifications or amendments to such leases described in Exhibit A, INSOFAR AND ONLY INSOFAR AS those interests, rights and leases cover and include the lands, depths and rights described in Exhibit A attached hereto and made a part hereof for all purposes (the "Leases");

    1.2.2   All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalizations agreements, declarations and/or orders (including, without limitation, all Units to the extent that they relate to the Leases;

    1.2.3   All oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or lands unitized or pooled with the Leases (the "Wells");

    1.2.4   ASSIGNOR'S interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Leases or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Leases or lands included in Units with which the Leases may have been pooled or unitized;

1

1.2.5 To the extent assignable or transferable, ASSIGNOR'S interest in all easements, rights-of-way, licenses, permits, servitudes, surface leases, surface use agreements, and similar rights and interests to the extent applicable to or used in operating the Leases; and

1.2.6 To the extent assignable or transferable, ASSIGNOR'S interest in all agreements, contracts and contractual rights, obligations and interests INSOFAR ONLY as they cover and are attributable to the property described in Sections 1.2.1 through 1.2.5 above.

The 1.834% BPO Working Interest and 1.6506% APO Working Interest in the above-described property rights and interests which is hereby assigned is hereafter referred to as the "Property".

1.3   Agreement. This Assignment is made and accepted subject to all of the terms of the Base Agreement, which are hereby deemed incorporated by reference into this Assignment to the fullest extent permitted by law. In the event of a conflict between the provisions of this Assignment and the provisions of the Base Agreement, the provisions of the Base Agreement shall take precedence.

ARTICLE 2. DISCLAIMER OF WARRANTIES AND TITLE DEFENSE

2.1   DISCLAIMER OF TITLE WARRANTY AND ENCUMBRANCES. ASSIGNOR CONVEYS THE PURCHASED PROPERTY TO ASSIGNEE SUBJECT TO THE PERMITTED ENCUMBRANCES WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. SPECIFICALLY WITH RESPECT TO THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR THE PIPELINES COMPRISING A PART OF THE PURCHASED PROPERTY, ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT ASSIGNOR OWNS THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTIGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT, OR REMOVE THE PIPELINES. ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT THERE ARE ANY EASEMENTS, RIGHTS-OF-WAY, OR PERMITS IN FORCE AND EFFECT WITH RESPECT TO THE PIPELINES. NO DUTY IS OWED BY ASSIGNOR TO ASSIGNEE WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OTHER THAN AS SET FORTH IN ARTICLE VIII OF THE BASE AGREEMENT. ASSIGNOR SHALL HAVE NO LIABILITY TO ASSIGNEE AS A RESULT OF ANY DEFAULT BY ASSIGNOR WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OR ANY ACTION TAKEN BY SECTOR CAPITAL CORPORATION AS A CONSEQUENCE OF SUCH DEFAULT.

2.2   Defense of Title. To the limited extent provided in the Base Agreement, ASSIGNOR agrees to defend title to the Property against the claims and demands (other than the Permitted Encumbrances as defined in the Base Agreement) of all persons claiming the same or any part thereof by, through or under ASSIGNOR but not otherwise. Any title failure not arising by through or under ASSIGNOR shall reduce the Net Revenue Interest of ASSIGNEE on a proportionate basis.

2.3   CONDITION AND FITNESS OF THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE BASE AGREEMENT, ASSIGNOR CONVEYS THE PROPERTY TO ASSIGNEE WITHOUT ANY EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND INCLUDING WARRANTIES RELATING TO (i) THE CONDITION OR MERCHANTABILITY OF THE PROPERTY, OR (ii) THE FITNESS OF THE PROPERTY FOR A PARTICULAR PURPOSE. ASSIGNEE HAS INSPECTED, OR BEFORE CLOSING WILL INSPECT OR WILL HAVE BEEN GIVEN THE OPPORTUNITY TO INSPECT, THE PROPERTY AND IS SATISFIED AS TO THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY AND ENVIRONMENTAL CONDITION (BOTH SURFACE AND SUBSURFACE) OF THE PROPERTY AND ACCEPTS THE PROPERTY "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN ITS PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ASSIGNOR MAKES NO REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, QUALITY, QUANTITY, VOLUME OR DELIVERABILITY OF ANY OIL, GAS OR OTHER MINERALS OR RESERVES (IF ANY) IN, UNDER OR ATTRIBUTABLE TO THE PROPERTY (INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OR DRILLING OPPORTUNITIES), (ii) ALLOWABLES, OR OTHER REGULATORY MATTERS, (iii) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY OR ENVIRONMENTAL CONDITION OF THE PROPERTY, (iv) PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, OR (v) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE PROPERTY OR ANY VALUE THEREOF.

2.4   INFORMATION ABOUT THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, ASSIGNOR DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENTS OR COMMUNICATIONS (ORALLY OR IN WRITING) TO ASSIGNEE (INCLUDING, BUT NOT LIMITED TO, ANY INFORMATION CONTAINED IN ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY SUCH PARTY BY ANY EMPLOYEE, OFFICER, DIRECTOR, AGENT, CONSULTANT, ENGINEER OR ENGINEERING FIRM, REPRESENTATIVE, PARTNER, MEMBER, BENEFICIARY, STOCKHOLDER OR CONTRACTOR) WHEREVER AND HOWEVER MADE WITH RESPECT TO THE PROPERTY. ASSIGNOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA,

INFORMATION OR RECORDS FURNISHED TO ASSIGNEE IN CONNECTION WITH THE PROPERTY. ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY ASSIGNOR ARE PROVIDED TO ASSIGNEE AS A CONVENIENCE AND ASSIGNEE'S RELIANCE ON OR USE OF THE SAME IS AT ASSIGNEE'S SOLE RISK. ASSIGNEE RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. ASSIGNEE EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT ASSIGNEE'S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST ASSIGNOR. ASSIGNEE HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THE BASE AGREEMENT, THIS ASSIGNMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO ASSIGNEE.

2.5   ASSIGNEE is prohibited from assigning any interest in the Property except in accordance with the terms of the Base Agreement. Any purported transfer in contravention of the Base Agreement is null and void.

ARTICLE 3. OTHER PROVISIONS

3.1   Further Assurances. ASSIGNOR and ASSIGNEE will do, execute, acknowledge and deliver all further acts, conveyances and instruments as may be reasonably necessary or appropriate to carry out the intent of this Assignment and to more fully and accurately assign and convey the Property to ASSIGNEE.

3.2   Successors and Assigns. The provisions of this Assignment shall be covenants running with the land, and this Assignment shall extend to, be binding upon, and inure to the benefit of ASSIGNOR and ASSIGNEE, and their respective successors and assigns.

3.3   Assumption of Obligations. By its acceptance of this Assignment, ASSIGNEE shall comply with and do hereby assume and agree to perform ASSIGNEE'S proportionate part of all express and implied covenants, obligations and reservations contained in the Leases and to which the Property is subject and shall bear its proportionate share of all existing burdens on the Leases, all to the extent provided in the Base Agreement.

3.4   Counterparts. This Assignment may be executed in multiple counterparts, each of which shall for all purposes constitute one and the same instrument; provided, that, to facilitate recordation, in any particular counterpart portions of the Exhibits and Schedules attached hereto which describe Property situated in states and counties other than the state and county in which such counterpart is to be recorded may have been omitted.

4

3.5 Alternate Dispute Resolution. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.6 Attachments. The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.7 Governing Law. This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.8 Severability. If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

ORCUTT PROPERTIES, LLC

By: [signature]
Name: David Pratt
Title: Manager
Date: 12/12/07

I:\Client\PRAD0002 SMI-Rock\Assignment-Second Orcutt OPL Interest.doc

5

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By: ______________________

Name: Rocky V. Emery

Title: ______________________

Date: ______________________

THE STATE OF CALIFORNIA §
§
COUNTY OF SANTA BARBARA §

BEFORE ME, the undersigned authority, on this day personally appeared David Pratt, the Manager of Orcutt Properties, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 12 day of December, 2007.



CECILIA MORENO
COMM. #1544225
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
My Comm. Expires January 14, 2009

SM01 SM01

My Commission expires:

January 14, 2009

____
Notary Public in and for
the State of California

7

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

BEFORE ME, the undersigned authority, on this day personally appeared Rocky Emery, the CEO of 4R Oil & Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said partnership.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 13 day of December, 2007.



KIMBERLY EILEEN BOND
Notary Public, State of Texas
My Commission Expires
April 12, 2009

Kimberly Eileen Bond
Notary Public in and for
the State of Texas

My Commission expires:

April 12, 2009

8

ORCUTT PROPERTIES, LLC LEASES

1. Oil, Gas and Mineral Lease dated August 1, 2003 by and between Richard Henry Dana Et Al and Careaga Hydrocarbons, Inc. executed in counterparts and recorded on October 3, 2003 as Document Number 2003-0136710, recorded on November 6, 2003 as Document Number 2003-0153071 and recorded on November 25, 2003 as Document Number 2003-0160957, all in the Official Records of the County of Santa Barbara, State of California.

2. Oil, Gas and Mineral Lease titled "Oil, Gas and Mineral Lease; Hunter/CHI Careaga Version" dated November 1, 2003 by and between Hunter Dos Tres Corporation and Careaga Hydrocarbons, Inc. recorded on November 6, 2003 as Document Number 2003-0153072 in the Official Records of the County of Santa Barbara, State of California.

3. Oil, Gas and Mineral Lease dated August 18, 2005 by and between Breitburn Energy Company, L.P. and Daystar Resources, Ltd. recorded on September 2, 2005 as Document Number 2005-0086090 in the Official Records of the County of Santa Barbara, State of California.

> INSOFAR AND ONLY INSOFAR AS THE ABOVE OIL, GAS AND MINERAL LEASES COVER THOSE DEPTHS SPECIFIED IN SUCH LEASES AND ANY AMENDMENTS THERETO IN THE LANDS DESCRIBED BELOW:

All of the Juan B. Careaga Tract of the Rancho Los Alamos containing 9,759.62 acres, more or less, as described in the Deed dated October 27, 1919, from Matthew I. Sullivan to C. H. Schlacks and recorded in Volume 188, Page 259, of the Deed Records of the County of Santa Barbara, State of California (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of the County of Santa Barbara, State of California), EXCEPTING therefrom that portion lying Southerly of a line parallel with the Northerly line of said Tract and extending Westerly from a point on the East line of said Tract thereof distant thereon South 0° 00' 04" West, 14,600 feet from the Northeast corner of said Tract, to a point on the West line of said Tract, leaving 4,024 acres.



K

ASSIGNMENT AND BILL OF SALE
(Initial Orcutt GTL Interest)

STATE OF CALIFORNIA   §
                             §
COUNTY OF SANTA BARBARA §

This Assignment and Bill of Sale is executed and delivered by Gitte-Ten, LLC ("ASSIGNOR") to Rock Energy Partners, LP ("ASSIGNEE") pursuant to the terms of the Base Agreement dated December 1, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement").

ARTICLE 1. CONVEYANCE

1.1   Capitalized Terms. Each capitalized term used in this Assignment that is not otherwise defined herein shall have the meaning for such capitalized term as defined in the Base Agreement, which terms are incorporated herein by such reference.

1.2   Description of the Property. Subject to the terms of the Base Agreement and this Assignment, ASSIGNOR hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS to ASSIGNEE a 1.65893% BPO Working Interest reducing to a 1.49304% APO Working Interest in the oil, gas and mineral lease(s), and any ratifications or amendments to such leases described in Exhibit A, INSOFAR AND ONLY INSOFAR AS those interests, rights and leases cover and include the lands, depths and rights described in Exhibit A attached hereto and made a part hereof for all purposes (the "Leases"). In addition, subject to the terms of the Base Agreement and this Assignment, Assignor hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS a 1.496% BPO Working Interest reducing to a 1.346% APO Working Interest in the following:

1.2.1   All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalizations agreements, declarations and/or orders (including, without limitation, all Units to the extent that they relate to the Leases;

1.2.2   All oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or lands unitized or pooled with the Leases (the "Wells");

1.2.3   ASSIGNOR'S interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Leases or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Leases on lands included in Units with which the Leases may have been pooled or unitized;

1.2.4   To the extent assignable or transferable, ASSIGNOR'S interest in all easements, rights-of-way, licenses, permits, servitudes, surface leases, surface use agreements, and similar rights and interests to the extent applicable to or used in operating the Leases; and

1.2.5   To the extent assignable or transferable, ASSIGNOR'S interest in all agreements, contracts and contractual rights, obligations and interests INSOFAR ONLY as they cover and are attributable to the property described in Sections 1.2.1 through 1.2.4 above.

The Working Interests hereby assigned are hereafter referred to as the "Property".

1.3   Agreement. This Assignment is made and accepted subject to all of the terms of the Base Agreement, which are hereby deemed incorporated by reference into this Assignment to the fullest extent permitted by law. In the event of a conflict between the provisions of this Assignment and the provisions of the Base Agreement, the provisions of the Base Agreement shall take precedence.

ARTICLE 2. DISCLAIMER OF WARRANTIES AND TITLE DEFENSE

2.1   DISCLAIMER OF TITLE WARRANTY AND ENCUMBRANCES. ASSIGNOR CONVEYS THE PURCHASED PROPERTY TO ASSIGNEE SUBJECT TO THE PERMITTED ENCUMBRANCES WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. SPECIFICALLY WITH RESPECT TO THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR THE PIPELINES COMPRISING A PART OF THE PURCHASED PROPERTY, ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT ASSIGNOR OWNS THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTIGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT, OR REMOVE THE PIPELINES. ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT THERE ARE ANY EASEMENTS, RIGHTS-OF-WAY, OR PERMITS IN FORCE AND EFFECT WITH RESPECT TO THE PIPELINES. NO DUTY IS OWED BY ASSIGNOR TO ASSIGNEE WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OTHER THAN AS SET FORTH IN ARTICLE VIII OF THE BASE AGREEMENT. ASSIGNOR SHALL HAVE NO LIABILITY TO ASSIGNEE AS A RESULT OF ANY DEFAULT BY ASSIGNOR WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OR ANY ACTION TAKEN BY SECTOR CAPITAL CORPORATION AS A CONSEQUENCE OF SUCH DEFAULT.

2.2   Defense of Title. To the limited extent provided in the Base Agreement, ASSIGNOR agrees to defend title to the Property against the claims and demands (other than the Permitted Encumbrances as defined in the Base Agreement) of all persons claiming the same or any part thereof by, through or under ASSIGNOR but not otherwise. Any title failure not arising by through or under ASSIGNOR shall reduce the Net Revenue Interest of ASSIGNEE on a proportionate basis.

2.3   CONDITION AND FITNESS OF THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE BASE AGREEMENT, ASSIGNOR CONVEYS THE PROPERTY TO ASSIGNEE WITHOUT ANY EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND INCLUDING WARRANTIES RELATING TO (i) THE CONDITION OR MERCHANTABILITY OF THE PROPERTY, OR (ii) THE FITNESS OF THE PROPERTY FOR A PARTICULAR PURPOSE. ASSIGNEE HAS INSPECTED, OR BEFORE CLOSING WILL INSPECT OR WILL HAVE BEEN GIVEN THE OPPORTUNITY TO INSPECT, THE PROPERTY AND IS SATISFIED AS TO THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY AND ENVIRONMENTAL CONDITION (BOTH SURFACE AND SUBSURFACE) OF THE PROPERTY AND ACCEPTS THE PROPERTY "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN ITS PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ASSIGNOR MAKES NO REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, QUALITY, QUANTITY, VOLUME OR DELIVERABILITY OF ANY OIL, GAS OR OTHER MINERALS OR RESERVES (IF ANY) IN, UNDER OR ATTRIBUTABLE TO THE PROPERTY (INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OR DRILLING OPPORTUNITIES), (ii) ALLOWABLES, OR OTHER REGULATORY MATTERS, (iii) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY OR ENVIRONMENTAL CONDITION OF THE PROPERTY, (iv) PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, OR (v) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE PROPERTY OR ANY VALUE THEREOF.

2.4   INFORMATION ABOUT THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, ASSIGNOR DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENTS OR COMMUNICATIONS (ORALLY OR IN WRITING) TO ASSIGNEE (INCLUDING, BUT NOT LIMITED TO, ANY INFORMATION CONTAINED IN ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY SUCH PARTY BY ANY EMPLOYEE, OFFICER, DIRECTOR, AGENT, CONSULTANT, ENGINEER OR ENGINEERING FIRM, REPRESENTATIVE, PARTNER, MEMBER, BENEFICIARY, STOCKHOLDER OR CONTRACTOR) WHEREVER AND HOWEVER MADE WITH RESPECT TO THE PROPERTY. ASSIGNOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO ASSIGNEE IN CONNECTION WITH THE PROPERTY. ANY DATA, INFORMATION OR OTHER RECORDS

FURNISHED BY ASSIGNOR ARE PROVIDED TO ASSIGNEE AS A CONVENIENCE AND ASSIGNEE'S RELIANCE ON OR USE OF THE SAME IS AT ASSIGNEE'S SOLE RISK. ASSIGNEE RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. ASSIGNEE EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT ASSIGNEE'S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST ASSIGNOR. ASSIGNEE HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THE BASE AGREEMENT, THIS ASSIGNMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO ASSIGNEE.

2.5   ASSIGNEE is prohibited from assigning any interest in the Property except in accordance with the terms of the Base Agreement. Any purported transfer in contravention of the Base Agreement is null and void.

ARTICLE 3. OTHER PROVISIONS

3.1   Retained Overriding Royalty Interest. Assignor retains and excludes from this Assignment an overriding royalty interest equal to the GTL Adjustment ORRI.

3.2   Further Assurances. ASSIGNOR and ASSIGNEE will do, execute, acknowledge and deliver all further acts, conveyances and instruments as may be reasonably necessary or appropriate to carry out the intent of this Assignment and to more fully and accurately assign and convey the Property to ASSIGNEE.

3.3   Successors and Assigns. The provisions of this Assignment shall be covenants running with the land, and this Assignment shall extend to, be binding upon, and inure to the benefit of ASSIGNOR and ASSIGNEE, and their respective successors and assigns.

3.4   Assumption of Obligations. By its acceptance of this Assignment, ASSIGNEE shall comply with and do hereby assume and agree to perform ASSIGNEE'S proportionate part of all express and implied covenants, obligations and reservations contained in the Leases and to which the Property is subject and shall bear its proportionate share of all existing burdens on the Leases, all to the extent provided in the Base Agreement.

3.5   Counterparts. This Assignment may be executed in multiple counterparts, each of which shall for all purposes constitute one and the same instrument; provided, that, to facilitate recordation, in any particular counterpart portions of the Exhibits and Schedules attached hereto which describe Property situated in states and counties other than the state and county in which such counterpart is to be recorded may have been

omitted.

3.6 Alternate Dispute Resolution. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.7 Attachments. The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.8 Governing Law. This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.9 Severability. If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

GITTE-TEN, LLC

By: [signature]
Name: David Pratt
Title: Manager
Date: 12/12/07

5

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:______________________________
Name: Rocky V. Emery
Title:______________________________
Date:______________________________

I:\Client\PRAD0002 SMI-Rock\Assignment-Initial Orcutt OTL Interest.doc

6

THE STATE OF CALIFORNIA §
§
COUNTY OF SANTA BARBARA §

BEFORE ME, the undersigned authority, on this day personally appeared ____________________, the ____________________ of Gitte-Ten, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.



GIVEN UNDER MY HAND AND SEAL OF OFFICE, this ____ day of December, 2007.

CECILIA MORENO
COMM. #1544225
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
My Comm. Expires January 14, 2009
SM01

____
Notary Public in and for
the State of California

My Commission expires:

____

7

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

BEFORE ME, the undersigned authority, on this day personally appeared _____ _Ricky Emery_ _____, the _____ _CEO_ _____ of 4R Oil & Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said partnership.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _13_ day of December, 2007.



KIMBERLY EILEEN BOND
Notary Public, State of Texas
My Commission Expires
April 12, 2009

Kimberly Eileen Bond
Notary Public in and for
the State of Texas

My Commission expires:

April 12, 2009

8

GITTE-TEN, LLC LEASES

1. Oil, Gas and Mineral Lease and Counterparts thereof dated October 3, 1972, the Short Forms of which were recorded September 26, 1973 in Book 2483, Pages 238, 249, 255, 261, 267, 273, 279, 285, 291, 297, 303, 309, 315, 321, 330, and 341 by and between CHARLES DURWARD CAREAGA et al as Lessor, and CENTRAL CALIFORNIA OIL CO. as Lessee, Official Records of Santa Barbara County, California;

2. Oil and Gas Lease dated March 15, 1978, the Short Form of which was recorded May 31, 1978 as Document No. 78-24541 by and between E. ROBERT BURNS as Lessor, and MONTARA PETROLEUM COMPANY as Lessee, Official Records of Santa Barbara County, California;

3. Oil and Gas Lease dated December 20, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1524 by and between RAYMOND J. MCDONALD SEPARATE PROPERTY TRUST #95-6713131 as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

4. Oil and Gas Lease dated December 17, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1525 by and between CARYL SOSSONG KELLER as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

5. Oil and Gas Lease dated December 28, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1526 by and between JOHN E. SOSSONG as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

6. Oil and Gas Lease dated December 28, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1527 by and between MARY SOSSONG as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

7. Oil and Gas Lease dated December 28, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1528 by and between RAYMOND SOSSONG as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California; and

> INSOFAR AND ONLY INSOFAR AS THE ABOVE OIL, GAS AND MINERAL LEASES COVER THOSE DEPTHS SPECIFIED IN SUCH LEASES AND ANY AMENDMENTS THERETO IN THE LANDS DESCRIBED BELOW:

All zones deeper than the top of the Monterey formations in nine (9) wells and surrounding acreage referred to as the Gitte-Ten, LLC Careaga Wells # 6, 16, 26, 31, 36, 37, 46, and 47 each with the well centered in a 20 acre square (930 feet square aligned N/S/E/W) and the Gitte-Ten, LLC Careaga Well, Long Canyon # 1, with the well centered in a 40 acre square (1320 feet square aligned N/S/E/W);

The Gitte-Ten, LLC Careaga wells and associated acreage blocks are in the County of Santa Barbara, State of California and are located within a tract called 3,141 acres more particularly described as follows:

> All of the Juan B. Careaga Tract of the Rancho Los Alamos containing 9,759.62 acres, more or less, as described in the Deed dated October 27, 1919, from Matthew I. Sullivan to C. H. Schlacks and recorded in Volume 188, Page 259, of the Deed Records of the County of Santa Barbara, State of California (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of the County of Santa Barbara, State of California),

EXCEPTING therefrom that portion lying Southerly of a line parallel with the Northerly line of said Tract and extending Westerly from a point on the East line of said Tract thereof distant thereon South



EXHIBIT

A

0° 00' 04" West, 14,600 feet from the Northeast corner of said Tract, to a point on the West line of said Tract, leaving 4,024 acres.

AND EXCEPTING from the above described 4,024 acres, the following two tracts (being the Phoenix Energy, LLC Leasehold):

1. A portion of the tract of land known as the Juan B. Careaga Tract of the Rancho Los Alamos, Santa Barbara County, California, which Tract is described in that certain Deed dated October 27, 1919, and recorded in Book 188, Page 259 of Deed Records of said County and State (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of said County and State), and more particularly described as follows:

Beginning at a Redwood stake which marks the Northwest corner of that certain 9759.62 acre parcel or tract of land known as the Juan B. Careaga Tract of the Rancho Los Alamos, Santa Barbara County, California; said Tract being described in Deed dated October 27, 1919, and recorded in Book 188, Page 260, Records of Santa Barbara County, California; running thence along the West boundary of said above described Tract, South 0° 21' 20" West 2740.33 feet to a point on said West boundary line; thence South 78° 00' 50" East 942.10 feet to a point; thence North 86° 06' 40" East 433.30 feet to a point; thence North 2° 53' 40" West 361.17 feet to a point; thence North 87° 06' 30" East 1616.45 feet to a point; thence South 64° 09' 20" East 809.80 feet to a point; thence South 64° 08' 50" East 1320.40 feet to a point; thence South 9° 15' 40" West 523.09 feet to a point; thence South 87° 40' 40" East 1863.18 feet to a point; thence North 15° 39' 30" West 1141.87 feet to a point; thence South 88° 42' 40" East 1248.15 feet to a point; thence North 46° 43' 30" East 1723.85 feet to a point; thence North 28° 14' 40" East 755.50 feet to a point; thence North 7° 57' 40" East 1048.07 feet to a point on North boundary of said Juan B. Careaga Tract; thence along North boundary of said Tract North 89° 46' 50" West 9325.53 feet to point of beginning, containing 607.319 acres, more or less; and,

2. Those portions of said tract as described in that certain Oil and Gas Lease date October 1, 1954, and recorded in Book 1364, Page 69 through 98 of Official Records of said Santa Barbara County, said portions being described as follows:

(a) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 80" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 3385.16 feet and South 89° 38' 40" East 1873.52 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(b) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 82" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 4205.94 feet and South 89° 38' 40" East 2075.46 feet from the above referred to redwood stake which marks the Northwest corner of said

9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(c) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 72" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 4537.55 feet and South 89° 38' 40" East 1313.15 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(d) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 81" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 3960.75 feet and South 89° 38' 40" East 7236.74 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(e) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 70" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 2870.13 feet and South 89° 38' 40" East 9329.96 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

L

ASSIGNMENT AND BILL OF SALE
(Second Orcutt GTL Interest)

STATE OF CALIFORNIA   §
                           §
COUNTY OF SANTA BARBARA §

This Assignment and Bill of Sale is executed and delivered by Gitte-Ten, LLC ("ASSIGNOR") to Rock Energy Partners, LP ("ASSIGNEE") pursuant to the terms of the Base Agreement dated December 1, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement").

ARTICLE 1. CONVEYANCE

1.1   Capitalized Terms. Each capitalized term used in this Assignment that is not otherwise defined herein shall have the meaning for such capitalized term as defined in the Base Agreement, which terms are incorporated herein by such reference.

1.2   Description of the Property. Subject to the terms of the Base Agreement and this Assignment, ASSIGNOR hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS to ASSIGNEE a 2.03374% BPO Working Interest reducing to a 1.83037 % APO Working Interest in the oil, gas and mineral lease(s), and any ratifications or amendments to such leases described in Exhibit A, INSOFAR AND ONLY INSOFAR AS those interests, rights and leases cover and include the lands, depths and rights described in Exhibit A attached hereto and made a part hereof for all purposes (the "Leases"). In addition, subject to the terms of the Base Agreement and this Assignment, Assignor hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS a 1.834% BPO Working Interest reducing to a 1.6506% APO Working Interest in the following:

    1.2.1   All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalizations agreements, declarations and/or orders (including, without limitation, all Units to the extent that they relate to the Leases;

    1.2.2   All oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or lands unitized or pooled with the Leases (the "Wells");

    1.2.3   ASSIGNOR'S interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Leases or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Leases on lands included in Units with which the Leases may have been pooled or unitized;

1.2.4 To the extent assignable or transferable, ASSIGNOR'S interest in all easements, rights-of-way, licenses, permits, servitudes, surface leases, surface use agreements, and similar rights and interests to the extent applicable to or used in operating the Leases; and

1.2.5 To the extent assignable or transferable, ASSIGNOR'S interest in all agreements, contracts and contractual rights, obligations and interests INSOFAR ONLY as they cover and are attributable to the property described in Sections 1.2.1 through 1.2.4 above.

The Working Interests hereby assigned are hereafter referred to as the "Property".

1.3 Agreement. This Assignment is made and accepted subject to all of the terms of the Base Agreement, which are hereby deemed incorporated by reference into this Assignment to the fullest extent permitted by law. In the event of a conflict between the provisions of this Assignment and the provisions of the Base Agreement, the provisions of the Base Agreement shall take precedence.

ARTICLE 2. DISCLAIMER OF WARRANTIES AND TITLE DEFENSE

2.1 DISCLAIMER OF TITLE WARRANTY AND ENCUMBRANCES. ASSIGNOR CONVEYS THE PURCHASED PROPERTY TO ASSIGNEE SUBJECT TO THE PERMITTED ENCUMBRANCES WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. SPECIFICALLY WITH RESPECT TO THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR THE PIPELINES COMPRISING A PART OF THE PURCHASED PROPERTY, ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT ASSIGNOR OWNS THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTIGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT, OR REMOVE THE PIPELINES. ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT THERE ARE ANY EASEMENTS, RIGHTS-OF-WAY, OR PERMITS IN FORCE AND EFFECT WITH RESPECT TO THE PIPELINES. NO DUTY IS OWED BY ASSIGNOR TO ASSIGNEE WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OTHER THAN AS SET FORTH IN ARTICLE VIII OF THE BASE AGREEMENT. ASSIGNOR SHALL HAVE NO LIABILITY TO ASSIGNEE AS A RESULT OF ANY DEFAULT BY ASSIGNOR WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OR ANY ACTION TAKEN BY SECTOR CAPITAL CORPORATION AS A CONSEQUENCE OF SUCH DEFAULT.

2.2 Defense of Title. To the limited extent provided in the Base Agreement, ASSIGNOR

2

agrees to defend title to the Property against the claims and demands (other than the Permitted Encumbrances as defined in the Base Agreement) of all persons claiming the same or any part thereof by, through or under ASSIGNOR but not otherwise. Any title failure not arising by through or under ASSIGNOR shall reduce the Net Revenue Interest of ASSIGNEE on a proportionate basis.

2.3 CONDITION AND FITNESS OF THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE BASE AGREEMENT, ASSIGNOR CONVEYS THE PROPERTY TO ASSIGNEE WITHOUT ANY EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND INCLUDING WARRANTIES RELATING TO (i) THE CONDITION OR MERCHANTABILITY OF THE PROPERTY, OR (ii) THE FITNESS OF THE PROPERTY FOR A PARTICULAR PURPOSE. ASSIGNEE HAS INSPECTED, OR BEFORE CLOSING WILL INSPECT OR WILL HAVE BEEN GIVEN THE OPPORTUNITY TO INSPECT, THE PROPERTY AND IS SATISFIED AS TO THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY AND ENVIRONMENTAL CONDITION (BOTH SURFACE AND SUBSURFACE) OF THE PROPERTY AND ACCEPTS THE PROPERTY "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN ITS PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ASSIGNOR MAKES NO REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, QUALITY, QUANTITY, VOLUME OR DELIVERABILITY OF ANY OIL, GAS OR OTHER MINERALS OR RESERVES (IF ANY) IN, UNDER OR ATTRIBUTABLE TO THE PROPERTY (INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OR DRILLING OPPORTUNITIES), (ii) ALLOWABLES, OR OTHER REGULATORY MATTERS, (iii) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY OR ENVIRONMENTAL CONDITION OF THE PROPERTY, (iv) PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, OR (v) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE PROPERTY OR ANY VALUE THEREOF.

2.4 INFORMATION ABOUT THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, ASSIGNOR DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENTS OR COMMUNICATIONS (ORALLY OR IN WRITING) TO ASSIGNEE (INCLUDING, BUT NOT LIMITED TO, ANY INFORMATION CONTAINED IN ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY SUCH PARTY BY ANY EMPLOYEE, OFFICER, DIRECTOR, AGENT, CONSULTANT, ENGINEER OR ENGINEERING FIRM, REPRESENTATIVE, PARTNER, MEMBER, BENEFICIARY, STOCKHOLDER OR CONTRACTOR) WHEREVER AND HOWEVER MADE WITH RESPECT TO THE PROPERTY. ASSIGNOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO ASSIGNEE IN CONNECTION WITH THE PROPERTY. ANY DATA, INFORMATION OR OTHER RECORDS

3

FURNISHED BY ASSIGNOR ARE PROVIDED TO ASSIGNEE AS A CONVENIENCE AND ASSIGNEE'S RELIANCE ON OR USE OF THE SAME IS AT ASSIGNEE'S SOLE RISK. ASSIGNEE RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. ASSIGNEE EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT ASSIGNEE'S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST ASSIGNOR. ASSIGNEE HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THE BASE AGREEMENT, THIS ASSIGNMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO ASSIGNEE.

2.5   ASSIGNEE is prohibited from assigning any interest in the Property except in accordance with the terms of the Base Agreement. Any purported transfer in contravention of the Base Agreement is null and void.

ARTICLE 3. OTHER PROVISIONS

3.1   Retained Overriding Royalty Interest. Assignor retains and excludes from this Assignment an overriding royalty interest equal to the GTL Adjustment ORRI.

3.2   Further Assurances. ASSIGNOR and ASSIGNEE will do, execute, acknowledge and deliver all further acts, conveyances and instruments as may be reasonably necessary or appropriate to carry out the intent of this Assignment and to more fully and accurately assign and convey the Property to ASSIGNEE.

3.3   Successors and Assigns. The provisions of this Assignment shall be covenants running with the land, and this Assignment shall extend to, be binding upon, and inure to the benefit of ASSIGNOR and ASSIGNEE, and their respective successors and assigns.

3.4   Assumption of Obligations. By its acceptance of this Assignment, ASSIGNEE shall comply with and do hereby assume and agree to perform ASSIGNEE'S proportionate part of all express and implied covenants, obligations and reservations contained in the Leases and to which the Property is subject and shall bear its proportionate share of all existing burdens on the Leases, all to the extent provided in the Base Agreement.

3.5   Counterparts. This Assignment may be executed in multiple counterparts, each of which shall for all purposes constitute one and the same instrument; provided, that, to facilitate recordation, in any particular counterpart portions of the Exhibits and Schedules attached hereto which describe Property situated in states and counties other than the state and county in which such counterpart is to be recorded may have been

omitted.

3.6 Alternate Dispute Resolution. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.7 Attachments. The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.8 Governing Law. This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.9 Severability. If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

GITTE-TEN, LLC

By: [signature]
Name: DAVID PRATT
Title: MANAGER
Date: 12/12/07

5

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:
Name: Rocky V. Emery
Title:
Date:

THE STATE OF CALIFORNIA §
§
COUNTY OF SANTA BARBARA §

BEFORE ME, the undersigned authority, on this day personally appeared David Pratt, the Manager of Gitte-Ten, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 12 day of December, 2007.



CECILIA MORENO
COMM. #1544225
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
My Comm. Expires January 14, 2009
SM01

____
Notary Public in and for
the State of California

My Commission expires:

January 14, 2009

THE STATE OF TEXAS §

§

COUNTY OF HARRIS §

BEFORE ME, the undersigned authority, on this day personally appeared
 _Rocky Emery_____, the ___CEO_____ of 4R Oil
& Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known
to me to be the person whose name is subscribed to the foregoing instrument, and swore to me
that he executed the same for the purposes and consideration therein expressed, in the capacity
therein stated, and as the act and deed of said partnership.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _13_ day of
December, 2007.

KIMBERLY EILEEN BOND
Notary Public, State of Texas
My Commission Expires
April 12, 2009

Kimberly Eileen Bond
Notary Public in and for
the State of Texas

My Commission expires:

April 12, 2009

GITTE-TEN, LLC LEASES

1. Oil, Gas and Mineral Lease and Counterparts thereof dated October 3, 1972, the Short Forms of which were recorded September 26, 1973 in Book 2483, Pages 238, 249, 255, 261, 267, 273, 279, 285, 291, 297, 303, 309, 315, 321, 330, and 341 by and between CHARLES DURWARD CAREAGA et al as Lessor, and CENTRAL CALIFORNIA OIL CO. as Lessee, Official Records of Santa Barbara County, California;

2. Oil and Gas Lease dated March 15, 1978, the Short Form of which was recorded May 31, 1978 as Document No. 78-24541 by and between E. ROBERT BURNS as Lessor, and MONTARA PETROLEUM COMPANY as Lessee, Official Records of Santa Barbara County, California;

3. Oil and Gas Lease dated December 20, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1524 by and between RAYMOND J. MCDONALD SEPARATE PROPERTY TRUST #95-6713131 as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

4. Oil and Gas Lease dated December 17, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1525 by and between CARYL SOSSONG KELLER as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

5. Oil and Gas Lease dated December 28, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1526 by and between JOHN E. SOSSONG as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

6. Oil and Gas Lease dated December 28, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1527 by and between MARY SOSSONG as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California;

7. Oil and Gas Lease dated December 28, 1983, the Short Form of which was recorded January 11, 1984 as Document No. 84-1528 by and between RAYMOND SOSSONG as Lessor, and KENNETH H. HUNTER, JR. as Lessee, Official Records of Santa Barbara County, California; and

INSOFAR AND ONLY INSOFAR AS THE ABOVE OIL, GAS AND MINERAL LEASES COVER THOSE DEPTHS SPECIFIED IN SUCH LEASES AND ANY AMENDMENTS THERETO IN THE LANDS DESCRIBED BELOW:

All zones deeper than the top of the Monterey formations in nine (9) wells and surrounding acreage referred to as the Gitte-Ten, LLC Careaga Wells # 6, 16, 26, 31, 36, 37, 46, and 47 each with the well centered in a 20 acre square (930 feet square aligned N/S/E/W) and the Gitte-Ten, LLC Careaga Well, Long Canyon # 1, with the well centered in a 40 acre square (1320 feet square aligned N/S/E/W);

The Gitte-Ten, LLC Careaga wells and associated acreage blocks are in the County of Santa Barbara, State of California and are located within a tract called 3,141 acres more particularly described as follows:

All of the Juan B. Careaga Tract of the Rancho Los Alamos containing 9,759.62 acres, more or less, as described in the Deed dated October 27, 1919, from Matthew I. Sullivan to C. H. Schlacks and recorded in Volume 188, Page 259, of the Deed Records of the County of Santa Barbara, State of California (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of the County of Santa Barbara, State of California),

EXCEPTING therefrom that portion lying Southerly of a line parallel with the Northerly line of said Tract and extending Westerly from a point on the East line of said Tract thereof distant thereon South



EXHIBIT

A

0° 00' 04" West, 14,600 feet from the Northeast corner of said Tract, to a point on the West line of said Tract, leaving 4,024 acres.

AND EXCEPTING from the above described 4,024 acres, the following two tracts (being the Phoenix Energy, LLC Leasehold):

1.   A portion of the tract of land known as the Juan B. Careaga Tract of the Rancho Los Alamos, Santa Barbara County, California, which Tract is described in that certain Deed dated October 27, 1919, and recorded in Book 188, Page 259 of Deed Records of said County and State (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of said County and State), and more particularly described as follows:

Beginning at a Redwood stake which marks the Northwest corner of that certain 9759.62 acre parcel or tract of land known as the Juan B. Careaga Tract of the Rancho Los Alamos, Santa Barbara County, California; said Tract being described in Deed dated October 27, 1919, and recorded in Book 188, Page 260, Records of Santa Barbara County, California; running thence along the West boundary of said above described Tract, South 0° 21' 20" West 2740.33 feet to a point on said West boundary line; thence South 78° 00' 50" East 942.10 feet to a point; thence North 86° 06' 40" East 433.30 feet to a point; thence North 2° 53' 40" West 361.17 feet to a point; thence North 87° 06' 30" East 1616.45 feet to a point; thence South 64° 09' 20" East 809.80 feet to a point; thence South 64° 08' 50" East 1320.40 feet to a point; thence South 9° 15' 40" West 523.09 feet to a point; thence South 87° 40' 40" East 1863.18 feet to a point; thence North 15° 39' 30" West 1141.87 feet to a point; thence South 88° 42' 40" East 1248.15 feet to a point; thence North 46° 43' 30" East 1723.85 feet to a point; thence North 28° 14' 40" East 755.50 feet to a point; thence North 7° 57' 40" East 1048.07 feet to a point on North boundary of said Juan B. Careaga Tract; thence along North boundary of said Tract North 89° 46' 50" West 9325.53 feet to point of beginning, containing 607.319 acres, more or less; and,

2.   Those portions of said tract as described in that certain Oil and Gas Lease date October 1, 1954, and recorded in Book 1364, Page 69 through 98 of Official Records of said Santa Barbara County, said portions being described as follows:

(a) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 80" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 3385.16 feet and South 89° 38' 40" East 1873.52 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(b) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 82" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 4205.94 feet and South 89° 38' 40" East 2075.46 feet from the above referred to redwood stake which marks the Northwest corner of said

GITTE-TEN, LLC LEASES

9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(c) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 72" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 4537.55 feet and South 89° 38' 40" East 1313.15 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(d) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 81" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 3960.75 feet and South 89° 38' 40" East 7236.74 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

(e) That portion of said tract lying and being within an area of 80 yards square having that certain well heretofore drilled to completion thereon and commonly known and called "Careaga Well No. 70" as its center, and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 2870.13 feet and South 89° 38' 40" East 9329.96 feet from the above referred to redwood stake which marks the Northwest corner of said 9759.62 acre Juan B. Careaga Tract, as described in Deed recorded in Book 188, Page 260, Records of said County; thence from said point of beginning, North 240 fee to a point; thence East 240 feet to a point; thence South 240 feet to a point; thence West 240 feet to the point of beginning, and containing 1.32 acres, more or less.

M

ASSIGNMENT AND BILL OF SALE
(Initial Orcutt PEL Interest)

STATE OF CALIFORNIA   §

                                 §

COUNTY OF SANTA BARBARA §

        This Assignment and Bill of Sale is executed and delivered by Phoenix Energy, LLC ("ASSIGNOR") to Rock Energy Partners, LP ("ASSIGNEE") pursuant to the terms of the Base Agreement dated December 1, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement").

ARTICLE 1. CONVEYANCE

1.1   Capitalized Terms. Each capitalized term used in this Assignment that is not otherwise defined herein shall have the meaning for such capitalized term as defined in the Base Agreement, which terms are incorporated herein by such reference.

1.2   Description of the Property. Subject to the terms of the Base Agreement and this Assignment, ASSIGNOR hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS to ASSIGNEE a 1.496% BPO Working Interest reducing to a 1.346% APO Working Interest in the following described property rights:

     1.2.1   The oil, gas and mineral lease(s), and any ratifications or amendments to such leases described in Exhibit A, INSOFAR AND ONLY INSOFAR AS those interests, rights and leases cover and include the lands, depths and rights described in Exhibit A attached hereto and made a part hereof for all purposes (the "Leases");

     1.2.2   All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalizations agreements, declarations and/or orders (including, without limitation, all Units to the extent that they relate to the Leases;

     1.2.3   All oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or lands unitized or pooled with the Leases (the "Wells");

     1.2.4   ASSIGNOR'S interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Leases or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Leases or lands included in Units with which the Leases may have been pooled or unitized;

3.5 <u>Alternate Dispute Resolution.</u> It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.6 <u>Attachments.</u> The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.7 <u>Governing Law.</u> This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.8 <u>Severability.</u> If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

PHOENIX ENERGY, LLC

By: _____

Name: ___David Pratt___

Title: ___Manager___

Date: ___12/12/07___

I:\Client\PRAD0002 SMI-Rock\Assignment-Initial Orcutt PEL Interest.doc

5

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:____________________________
Name: Rocky V. Emery
Title:____________________________
Date:____________________________

THE STATE OF CALIFORNIA §
§
COUNTY OF SANTA BARBARA §

BEFORE ME, the undersigned authority, on this day personally appeared David [illegible], the Manager of Phoenix Energy, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 12 day of December, 2007.



CECILIA MORENO
COMM. #1544225
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
My Comm. Expires January 14, 2009
SM01

[signature]
Notary Public in and for
the State of California

My Commission expires:

January 14, 2009

THE STATE OF TEXAS   §
                         §
COUNTY OF HARRIS   §

BEFORE ME, the undersigned authority, on this day personally appeared _Rocky Emery_____, the _CEO____ of 4R Oil & Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said partnership.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _13_ day of December, 2007.



KIMBERLY EILEEN BOND
Notary Public, State of Texas
My Commission Expires
April 12, 2009

_Kimberly Eileen Bond_____
Notary Public in and for
the State of Texas

My Commission expires:

April 12, 2009

8

N

ASSIGNMENT AND BILL OF SALE
(Second Orcutt PEL Interest)

STATE OF CALIFORNIA   §
    §
COUNTY OF SANTA BARBARA §

    This Assignment and Bill of Sale is executed and delivered by Phoenix Energy, LLC ("ASSIGNOR") to Rock Energy Partners, LP ("ASSIGNEE") pursuant to the terms of the Base Agreement dated December 1, 2007 between Rock Energy Partners, LP, Santa Maria Pacific, LLC, Gitte-Ten, LLC, NW Casmalia Properties, LLC, Phoenix Energy, LLC, and Orcutt Properties, LLC (the "Base Agreement").

ARTICLE 1. CONVEYANCE

1.1   <u>Capitalized Terms.</u> Each capitalized term used in this Assignment that is not otherwise defined herein shall have the meaning for such capitalized term as defined in the Base Agreement, which terms are incorporated herein by such reference.

1.2   <u>Description of the Property.</u> Subject to the terms of the Base Agreement and this Assignment, ASSIGNOR hereby TRANSFERS, GRANTS, SELLS, CONVEYS and ASSIGNS to ASSIGNEE a 1.834% BPO Working Interest reducing to a 1.6506% APO Working Interest in the following described property rights:

   1.2.1   The oil, gas and mineral lease(s), and any ratifications or amendments to such leases described in Exhibit A, INSOFAR AND ONLY INSOFAR AS those interests, rights and leases cover and include the lands, depths and rights described in Exhibit A attached hereto and made a part hereof for all purposes (the "Leases");

   1.2.2   All presently existing and valid oil, gas and/or mineral unitization, pooling, and/or communalizations agreements, declarations and/or orders (including, without limitation, all Units to the extent that they relate to the Leases;

   1.2.3   All oil, gas and condensate wells (whether producing, not producing or abandoned), water source, water injection and other injection or disposal wells and systems located on the Leases or lands unitized or pooled with the Leases (the "Wells");

   1.2.4   ASSIGNOR'S interest in all equipment, facilities, flow lines, pipelines, gathering systems (other than gas plant gathering systems), Well pads, tank batteries, improvements, fixtures, inventory, spare parts, tools, abandoned property and junk and other personal property on the Leases or directly used in developing or operating the Leases and Wells or producing, treating, store, compressing, processing or transporting hydrocarbons on the Leases or lands included in Units with which the Leases may have been pooled or unitized;

1

1.2.5 To the extent assignable or transferable, ASSIGNOR'S interest in all easements, rights-of-way, licenses, permits, servitudes, surface leases, surface use agreements, and similar rights and interests to the extent applicable to or used in operating the Leases; and

1.2.6 To the extent assignable or transferable, ASSIGNOR'S interest in all agreements, contracts and contractual rights, obligations and interests INSOFAR ONLY as they cover and are attributable to the property described in Sections 1.2.1 through 1.2.5 above.

The 1.834% BPO Working Interest and 1.6506% APO Working Interest in the above-described property rights and interests which is hereby assigned is hereafter referred to as the "Property".

1.3 Agreement. This Assignment is made and accepted subject to all of the terms of the Base Agreement, which are hereby deemed incorporated by reference into this Assignment to the fullest extent permitted by law. In the event of a conflict between the provisions of this Assignment and the provisions of the Base Agreement, the provisions of the Base Agreement shall take precedence.

ARTICLE 2. DISCLAIMER OF WARRANTIES AND TITLE DEFENSE

2.1 DISCLAIMER OF TITLE WARRANTY AND ENCUMBRANCES. ASSIGNOR CONVEYS THE PURCHASED PROPERTY TO ASSIGNEE SUBJECT TO THE PERMITTED ENCUMBRANCES WITHOUT WARRANTY OF TITLE, EXPRESS OR IMPLIED. SPECIFICALLY WITH RESPECT TO THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS FOR THE PIPELINES COMPRISING A PART OF THE PURCHASED PROPERTY, ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT ASSIGNOR OWNS THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; THAT THEY ARE IN FORCE AND EFFECT; THAT THEY MAY BE ASSIGNED; THAT THEY ARE CONTIGUOUS; THAT THE PIPELINES LIE WITHIN THE EASEMENTS, RIGHTS-OF-WAY AND PERMITS; OR THAT THEY GRANT THE RIGHT TO LAY, MAINTAIN, REPAIR, REPLACE, OPERATE, CONSTRUCT, OR REMOVE THE PIPELINES. ASSIGNOR EXPRESSLY DISCLAIMS, AND ASSIGNEE HEREBY WAIVES, ALL WARRANTIES AND REPRESENTATIONS THAT THERE ARE ANY EASEMENTS, RIGHTS-OF-WAY, OR PERMITS IN FORCE AND EFFECT WITH RESPECT TO THE PIPELINES. NO DUTY IS OWED BY ASSIGNOR TO ASSIGNEE WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OTHER THAN AS SET FORTH IN ARTICLE VIII OF THE BASE AGREEMENT. ASSIGNOR SHALL HAVE NO LIABILITY TO ASSIGNEE AS A RESULT OF ANY DEFAULT BY ASSIGNOR WITH RESPECT TO THE SECTOR MORTGAGE INDEBTEDNESS OR ANY ACTION TAKEN BY SECTOR CAPITAL CORPORATION AS A CONSEQUENCE OF SUCH DEFAULT.

2.2   Defense of Title. To the limited extent provided in the Base Agreement, ASSIGNOR agrees to defend title to the Property against the claims and demands (other than the Permitted Encumbrances as defined in the Base Agreement) of all persons claiming the same or any part thereof by, through or under ASSIGNOR but not otherwise. Any title failure not arising by through or under ASSIGNOR shall reduce the Net Revenue Interest of ASSIGNEE on a proportionate basis.

2.3   CONDITION AND FITNESS OF THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE BASE AGREEMENT, ASSIGNOR CONVEYS THE PROPERTY TO ASSIGNEE WITHOUT ANY EXPRESS, STATUTORY OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND INCLUDING WARRANTIES RELATING TO (i) THE CONDITION OR MERCHANTABILITY OF THE PROPERTY, OR (ii) THE FITNESS OF THE PROPERTY FOR A PARTICULAR PURPOSE. ASSIGNEE HAS INSPECTED, OR BEFORE CLOSING WILL INSPECT OR WILL HAVE BEEN GIVEN THE OPPORTUNITY TO INSPECT, THE PROPERTY AND IS SATISFIED AS TO THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY AND ENVIRONMENTAL CONDITION (BOTH SURFACE AND SUBSURFACE) OF THE PROPERTY AND ACCEPTS THE PROPERTY "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN ITS PRESENT CONDITION AND STATE OF REPAIR. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ASSIGNOR MAKES NO REPRESENTATION OR WARRANTY AS TO (i) THE VALUE, QUALITY, QUANTITY, VOLUME OR DELIVERABILITY OF ANY OIL, GAS OR OTHER· MINERALS OR RESERVES (IF ANY) IN, UNDER OR ATTRIBUTABLE TO THE PROPERTY (INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OR DRILLING OPPORTUNITIES), (ii) ALLOWABLES, OR OTHER REGULATORY MATTERS, (iii) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY OR ENVIRONMENTAL CONDITION OF THE PROPERTY, (iv) PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR, OR (v) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE PROPERTY OR ANY VALUE THEREOF.

2.4   INFORMATION ABOUT THE PROPERTY. EXCEPT AS EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS, ASSIGNOR DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENTS OR COMMUNICATIONS (ORALLY OR IN WRITING) TO ASSIGNEE (INCLUDING, BUT NOT LIMITED TO, ANY INFORMATION CONTAINED IN ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO ANY SUCH PARTY BY ANY EMPLOYEE, OFFICER, DIRECTOR, AGENT, CONSULTANT, ENGINEER OR ENGINEERING FIRM, REPRESENTATIVE, PARTNER, MEMBER, BENEFICIARY, STOCKHOLDER OR CONTRACTOR) WHEREVER AND HOWEVER MADE WITH RESPECT TO THE PROPERTY. ASSIGNOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA,

INFORMATION OR RECORDS FURNISHED TO ASSIGNEE IN CONNECTION WITH THE PROPERTY. ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY ASSIGNOR ARE PROVIDED TO ASSIGNEE AS A CONVENIENCE AND ASSIGNEE'S RELIANCE ON OR USE OF THE SAME IS AT ASSIGNEE'S SOLE RISK. ASSIGNEE RECOGNIZES AND AGREES THAT ALL MATERIALS, DOCUMENTS, AND OTHER INFORMATION, MADE AVAILABLE TO IT AT ANY TIME IN CONNECTION WITH THE TRANSACTION CONTEMPLATED HEREBY, WHETHER MADE AVAILABLE PURSUANT TO THIS SECTION OR OTHERWISE, ARE MADE AVAILABLE TO IT AS AN ACCOMMODATION, AND WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, AS TO THE ACCURACY AND COMPLETENESS OF SUCH MATERIALS, DOCUMENTS, AND OTHER INFORMATION. ASSIGNEE EXPRESSLY AGREES THAT ANY RELIANCE UPON OR CONCLUSIONS DRAWN THEREFROM SHALL BE AT ASSIGNEE'S RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW AND SHALL NOT GIVE RISE TO ANY LIABILITY OF OR AGAINST ASSIGNOR. ASSIGNEE HEREBY WAIVES AND RELEASES ANY CLAIMS ARISING UNDER THE BASE AGREEMENT, THIS ASSIGNMENT, COMMON LAW OR ANY STATUTE ARISING OUT OF ANY MATERIALS, DOCUMENTS OR INFORMATION PROVIDED TO ASSIGNEE.

2.5   ASSIGNEE is prohibited from assigning any interest in the Property except in accordance with the terms of the Base Agreement. Any purported transfer in contravention of the Base Agreement is null and void.

ARTICLE 3. OTHER PROVISIONS

3.1   Further Assurances. ASSIGNOR and ASSIGNEE will do, execute, acknowledge and deliver all further acts, conveyances and instruments as may be reasonably necessary or appropriate to carry out the intent of this Assignment and to more fully and accurately assign and convey the Property to ASSIGNEE.

3.2   Successors and Assigns. The provisions of this Assignment shall be covenants running with the land, and this Assignment shall extend to, be binding upon, and inure to the benefit of ASSIGNOR and ASSIGNEE, and their respective successors and assigns.

3.3   Assumption of Obligations. By its acceptance of this Assignment, ASSIGNEE shall comply with and do hereby assume and agree to perform ASSIGNEE'S proportionate part of all express and implied covenants, obligations and reservations contained in the Leases and to which the Property is subject and shall bear its proportionate share of all existing burdens on the Leases, all to the extent provided in the Base Agreement.

3.4   Counterparts. This Assignment may be executed in multiple counterparts, each of which shall for all purposes constitute one and the same instrument; provided, that, to facilitate recordation, in any particular counterpart portions of the Exhibits and Schedules attached hereto which describe Property situated in states and counties other than the state and county in which such counterpart is to be recorded may have been omitted.

3.5 <u>Alternate Dispute Resolution.</u> It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.6 <u>Attachments.</u> The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.7 <u>Governing Law.</u> This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.8 <u>Severability.</u> If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

PHOENIX ENERGY, LLC

By:_____
Name:_____
Title:_____
Date:_____

I:\Client\PRAD0002 SMI-Rock\Assignment-Second Orcutt PEL Interest.doc

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By:_____
Name:_____
Title:_____
Date:_____

THE STATE OF CALIFORNIA §

§

COUNTY OF SANTA BARBARA §

      BEFORE ME, the undersigned authority, on this day personally appeared _____, the _____ of Phoenix Energy, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _____ day of December, 2007.

                              _____

                              Notary Public in and for

                              the State of California

My Commission expires:

_____

THE STATE OF TEXAS   §
                                           §

COUNTY OF HARRIS   §

        BEFORE ME, the undersigned authority, on this day personally appeared
_____ , the _____ of 4R Oil
& Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known
to me to be the person whose name is subscribed to the foregoing instrument, and swore to me
that he executed the same for the purposes and consideration therein expressed, in the capacity
therein stated, and as the act and deed of said partnership.

        GIVEN UNDER MY HAND AND SEAL OF OFFICE, this _____ day of
December, 2007.

                                      _____

                                      Notary Public in and for
                                      the State of Texas

My Commission expires:

_____

PHOENIX ENERGY, LLC LEASES

Oil, Gas and Mineral Lease dated March 14, 1900 by and between JUAN B. CAREAGA as Lessor, and A.H. MCKAY ET AL as Lessee, and recorded April 19, 1900 in Book E, Page 460, Book of Leases Records of the County of Santa Barbara, State of California; as amended by that certain Memorandum Extending Term Of And Amending Oil and Gas Lease dated February 8, 1922 and recorded March 31, 1922 in Book L, Page 461, Book of Leases Records of the County of Santa Barbara, State of California; and

Oil and Gas Lease dated October 1, 1954 one counterpart of the Short Form of which was recorded May 24, 1955 in Book 1316, Page 190 by and between the "OWNERS" as Lessor, and SHELL OIL COMPANY as Lessee, in the Official Records of the County of Santa Barbara, State of California;

INSOFAR AND ONLY INSOFAR AS THE ABOVE OIL, GAS AND MINERAL LEASES COVER THOSE DEPTHS SPECIFIED IN SUCH LEASES AND ANY AMENDMENTS THERETO IN THE LANDS DESCRIBED BELOW:

608.639 acres, more or less (see plat attached), being described in two separate parcels of 607.319 acres and 1.32 acres (Careaga # 80 well located to south of 607.319 acre tract).

Parcel 1. 607.319 acres, more or less, being described as follows: BEGINNING at a redwood stake which marks the Northwest corner of that certain 9759.62 acres parcel or tract of land known as the Juan B. Careaga Tract of the Rancho Los Alamos containing 9,759.62 acres, more or less, as described in the Deed dated October 27, 1919, from Matthew I. Sullivan to C. H. Schlacks and recorded in Volume 188, Page 259, of the Deed Records of the County of Santa Barbara, State of California, this reference previously referred to in error as Volume 188, Page 260 of the Official Records of the County of Santa Barbara, State of California; running thence along the West boundary of said above described Tract, South 0° 21' 20" West 2740.33 feet to a point on said West boundary line; thence South 78° 00' 50" East 942.10 feet to a point; thence North 86° 06' 40" East 433.30 feet to a point; thence North 2° 53' 40" west 361.17 feet to appoint; thence North 87° 06' 30" East 1616.45 feet to a point; thence South 64° 09' 20" East 809.80 feet to a point; thence South 64° 08' 50" east 1320.40 feet to a point; thence South 9° 15' 40" west 523.09 feet to a point; thence South 87° 40' 40" East 1863.18 feet to a point; thence North 15° 39' 30" West 1141.87 feet tp a point; thence South 88° 42' 40" East 1248.15 feet to a point; thence North 46° 43' 30" East 1723.85 feet to a point; thence North 28° 14' 40" east 755.50 feet to a point; thence North 7° 57' 40" East 1048.07 feet to a point on North boundary of said Juan B. Careaga Tract; thence along North boundary of said Tract North 89° 46' 50" west 9325.53 feet to the point of beginning.

Parcel 2. 1.32 acres, more or less, being described as that portion of the Juan B. Careaga Tract lying and being within an area 80 yards square having that certain well heretofore drilled to completion therein and commonly known and called "Careaga Well 80" as its center and more particularly described as follows:

Beginning at a point which bears South 0° 21' 20" West 3385.16 feet and South 89° 38' 40" East 1873.52 feet from the above referred to redwood stake which marks the Northwest corner of said 9,759.62 acre Juan B. Careaga Tract, as described in deed recorded in Book 188, Page 259 of Deed Records of said County and State (this reference previously referred to in error as Volume 188, Page 260 of the Official Records of said County and State); thence from said point of beginning, North 240 feet to a point; thence East 240 feet to a point; thence south 240 feet to a point; thence West 240 feet to the point of beginning.



EXHIBIT

A

3.5 Alternate Dispute Resolution. It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Assignment, that if the parties hereto are unable to amicably resolve any dispute or difference arising under or out of, in relation to or in any way connected with this Assignment (whether contractual, tortious, equitable, statutory or otherwise), such matter shall be finally and exclusively referred to and settled by mediation or arbitration in accordance with the alternate dispute resolution provisions set forth in the Base Agreement, the terms and provisions of which are incorporated by reference herein.

3.6 Attachments. The Exhibits attached to this Assignment to which reference is herein made are incorporated herein by reference and made a part hereof for all purposes.

3.7 Governing Law. This Assignment is governed by and must be construed according to the laws of the State of California, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction.

3.8 Severability. If any provision of this Assignment is found by a court of competent jurisdiction to be invalid or unenforceable, that provision will be deemed modified to the extent necessary to make it valid and enforceable and if it cannot be so modified, it shall be deemed deleted and the remainder of the Assignment shall continue and remain in full force and effect.

The authorized representatives of ASSIGNOR and ASSIGNEE execute this Assignment on the dates set forth in their respective acknowledgements hereto, but this Assignment shall be effective for all purposes as of December 1, 2007, at 7:00 a.m. Pacific Time.

ASSIGNOR:

PHOENIX ENERGY, LLC

By: ____________________
Name: DAVID RATT
Title: MANAGER
Date: 12/12/07

I:\Client\PRAD0002 SMI-Rock\Assignment-Second Orcutt PEL Interest.doc

5

ASSIGNEE:

ROCK ENERGY PARTNERS, L.P.

By: 4R Oil & Gas, LLC, its General Partner

By: ____________________
Name: Rocky V. Emery
Title: ____________________
Date: ____________________

6

THE STATE OF CALIFORNIA §
§
COUNTY OF SANTA BARBARA §

BEFORE ME, the undersigned authority, on this day personally appeared David [illegible], the [illegible] of Phoenix Energy, LLC, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said limited liability company.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 12 day of December, 2007.



CECILIA MORENO
COMM. #1544225
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
My Comm. Expires January 14, 2009

[signature]
Notary Public in and for
the State of California

My Commission expires:

January 14, 2009

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

BEFORE ME, the undersigned authority, on this day personally appeared Rocky V. Emery, the CEO of 4R Oil & Gas, LLC, the general partner on behalf of Rock Energy Partners, LP, a partnership, known to me to be the person whose name is subscribed to the foregoing instrument, and swore to me that he executed the same for the purposes and consideration therein expressed, in the capacity therein stated, and as the act and deed of said partnership.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this 13 day of December, 2007.



KIMBERLY EILEEN BOND
Notary Public, State of Texas
My Commission Expires
April 12, 2009

Kimberly Eileen Bond
Notary Public in and for
the State of Texas

My Commission expires:

April 12, 2009

O

Recording requested by, and
when recorded return to:

James M. Eardley
Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge Street, N.W., Suite 1700
Grand Rapids, MI 49504

INSTRUCTIONS TO COUNTY RECORDER:

Index this document as
(1) a deed of trust, and
(2) a fixture filing

SUBSTITUTION OF TRUSTEE
AND
DEED OF PARTIAL RECONVEYANCE

WHEREAS, GITTE TEN, LLC, a California limited liability company, was the original Trustor, CHICAGO TITLE COMPANY was the original Trustee, and SECTOR CAPITAL CORPORATION, a Nevada corporation is the present Beneficiary under that certain Trust Deed, Assignment of Rents and Leases, Security Agreement, and Fixture Filing, dated March 23, 2007, recorded on March 26, 2007, as document no. 2007-0021940, of Official Records of Santa Barbara County, California; and

WHEREAS, the undersigned desires to substitute a new Trustee under said Deed of Trust in the place and stead of CHICAGO TITLE COMPANY.

NOW THEREFORE, the undersigned hereby substitutes SECTOR CAPITAL CORPORATION, a Nevada corporation, as Trustee under said Deed of Trust, whose address is 749 E. Industrial Park Rd., Manchester, NH 03109, and does hereby vest in said substituted Trustee all the rights, title, estate, power, duty and trusts conferred by said Deed of Trust upon the Trustee therein named.

AND WHEREAS, pursuant to a written request made by the Beneficiary, the substituted Trustee has been directed to make a partial release of property described in the Deed of Trust; and

NOW THEREFORE, the substituted Trustee does hereby grant and convey to the person or persons legally entitled thereto, without warranty, the estate held by the undersigned under the Deed of Trust in the following property described in the Deed of Trust:

An undivided 1.65893% working interest and all rights related thereto in those certain Oil, Gas & Mineral Leases described in Exhibit "A" attached to the Deed of Trust.

"Beneficiary"

SECTOR CAPITAL CORPORATION,
a Nevada corporation

By:  .
William Dell'Orfano, President

"Trustee":

SECTOR CAPITAL CORPORATION,
a Nevada corporation

By:  President

2

STATE OF New Hampshire

COUNTY OF Hillsborough

On December 14, 2007, before me, Linda M. Sheehy ~~(insert name and title of the officer)~~, personally appeared William Dell'Orfano, President, personally known to me (or proved to me by satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Linda M Sheehy

Notary Public

LINDA M. SHEEHY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My Commission Expires May 3, 2011

STATE OF New Hampshire

COUNTY OF Hillsborough

On December 14, 2007, before me, Linda M. Sheehy ~~(insert name and title of the officer)~~, personally appeared William Dell'Orfano, President, personally known to me (or proved to me by satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Linda M Sheehy

Notary Public

LINDA M. SHEEHY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My Commission Expires May 3, 2011

3

P

Recording requested by, and
when recorded return to:

James M. Eardley
Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge Street, N.W., Suite 1700
Grand Rapids, MI 49504

INSTRUCTIONS TO COUNTY RECORDER:

Index this document as
(1) a deed of trust, and
(2) a fixture filing

SUBSTITUTION OF TRUSTEE
AND
DEED OF PARTIAL RECONVEYANCE

WHEREAS, ORCUTT PROPERTIES, LLC, a California limited liability company, was the original Trustor, CHICAGO TITLE COMPANY was the original Trustee, and SECTOR CAPITAL CORPORATION, a Nevada corporation is the present Beneficiary under that certain Trust Deed, Assignment of Rents and Leases, Security Agreement, and Fixture Filing, dated March 23, 2007, recorded on March 26, 2007, as document no. 2007-0021942, of Official Records of Santa Barbara County, California, as amended by that certain First Amendment to Trust Deed, Assignment of Rents and Leases, Security Agreement, and Fixture Filing (collectively, the "Deed of Trust"), dated November 16, 2007, recorded on December 6, 2007, as document no. 2007-0083222; and

WHEREAS, the undersigned desires to substitute a new Trustee under said Deed of Trust in the place and stead of CHICAGO TITLE COMPANY.

NOW THEREFORE, the undersigned hereby substitutes SECTOR CAPITAL CORPORATION, a Nevada corporation, as Trustee under said Deed of Trust, whose address is 749 E. Industrial Park Rd., Manchester, NH 03109, and does hereby vest in said substituted Trustee all the rights, title, estate, power, duty and trusts conferred by said Deed of Trust upon the Trustee therein named.

1

AND WHEREAS, pursuant to a written request made by the Beneficiary, the substituted Trustee has been directed to make a partial release of property described in the Deed of Trust; and

NOW THEREFORE, the substituted Trustee does hereby grant and convey to the person or persons legally entitled thereto, without warranty, the estate held by the undersigned under the Deed of Trust in the following property described in the Deed of Trust:

An undivided 1.496% working interest and all rights related thereto in those certain Oil, Gas & Mineral Leases described in Exhibit "A" attached to the Deed of Trust.

"Beneficiary"

SECTOR CAPITAL CORPORATION,
a Nevada corporation



By:____________________________
William Dell'Orfano, President

"Trustee":

SECTOR CAPITAL CORPORATION,
a Nevada corporation



By:____________________________ President

2

STATE OF New Hampshire

COUNTY OF Hillsborough

On December 14, 2007, before me, Linda M. Sheehy (~~insert name and title of the officer~~), personally appeared William Dell'Orfano, President, personally known to me (or proved to me by satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Linda M Sheehy

Notary Public

LINDA M. SHEEHY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My Commission Expires May 3, 2011

STATE OF New Hampshire

COUNTY OF Hillsborough

On December 14, 2007, before me, Linda M. Sheehy (~~insert name and title of the officer~~), personally appeared William Dell'Orfano, President, personally known to me (or proved to me by satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Linda M Sheehy

Notary Public

LINDA M. SHEEHY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My Commis[illegible] [illegible]ires May 3, 2011

3

Q

Recording requested by, and
when recorded return to:

James M. Eardley
Varnum, Riddering, Schmidt & Howlett LLP
333 Bridge Street, N.W., Suite 1700
Grand Rapids, MI 49504

INSTRUCTIONS TO COUNTY RECORDER:

Index this document as
(1) a deed of trust, and
(2) a fixture filing

SUBSTITUTION OF TRUSTEE
AND
DEED OF PARTIAL RECONVEYANCE

WHEREAS, PHOENIX ENERGY, LLC, a California limited liability company, was the original Trustor, CHICAGO TITLE COMPANY was the original Trustee, and SECTOR CAPITAL CORPORATION, a Nevada corporation is the present Beneficiary under that certain Trust Deed, Assignment of Rents and Leases, Security Agreement, and Fixture Filing, dated March 23, 2007, recorded on March 26, 2007, as document no. 2007-0021941, of Official Records of Santa Barbara County, California; and

WHEREAS, the undersigned desires to substitute a new Trustee under said Deed of Trust in the place and stead of CHICAGO TITLE COMPANY.

NOW THEREFORE, the undersigned hereby substitutes SECTOR CAPITAL CORPORATION, a Nevada corporation, as Trustee under said Deed of Trust, whose address is 749 E. Industrial Park Dr., Manchester, NH 03109 and does hereby vest in said substituted Trustee all the rights, title, estate, power, duty and trusts conferred by said Deed of Trust upon the Trustee therein named.

AND WHEREAS, pursuant to a written request made by the Beneficiary, the substituted Trustee has been directed to make a partial release of property described in the Deed of Trust; and

1

NOW THEREFORE, the substituted Trustee does hereby grant and convey to the person or persons legally entitled thereto, without warranty, the estate held by the undersigned under the Deed of Trust in the following property described in the Deed of Trust:

An undivided 1.496% working interest and all rights related thereto in those certain Oil, Gas & Mineral Leases described in Exhibit "A" attached to the Deed of Trust.

"Beneficiary"

SECTOR CAPITAL CORPORATION,
a Nevada corporation

By:
William Dell'Orfano, President

"Trustee":

SECTOR CAPITAL CORPORATION,
a Nevada corporation

By:

STATE OF New Hampshire

COUNTY OF Hillsborough

On December 14, 2007, before me, Linda M. Sheehy ~~(insert name and title of the officer)~~, personally appeared William Dell'Orfano, President, personally known to me (or proved to me by satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Linda M. Sheehy

Notary Public

LINDA M. SHEEHY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My Commission Expires May 3, 2011

STATE OF New Hampshire

COUNTY OF Hillsborough

On December 14, 2007, before me, Linda M. Sheehy (~~insert name and title of the officer~~), personally appeared William Dell'Orfano, President, personally known to me (or proved to me by satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

Linda M. Sheehy

Notary Public

LINDA M. SHEEHY
NOTARY PUBLIC
STATE OF NEW HAMPSHIRE
My Commission Expires May 3, 2011

3